10/30

07027870

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sonic Healthcare Limited

*CURRENT ADDRESS 95-99 Epping Road, Macquarie Park
New South Wales, 2113, Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 15 2007
THOMSON FINANCIAL

FILE NO. 82- 35730 FISCAL YEAR 6/30/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mac

DAT : 11/8/07

082-35730

6-30-07
AR/S

Exhibit 69

Sonic Healthcare Limited
ABN 24 004 196 909
Annual report – 30 June 2007

Contents

Corporate directory

Directors	Mr B.S. Patterson	*Chairman*
	Dr C.S. Goldschmidt	*Managing Director*
	Mr C.D. Wilks	*Finance Director*
	Mr R.P. Campbell	
	Dr P.J. Dubois	
	Mr C.J. Jackson	
	Mr L.J. Panaccio	
	Dr H.F. Scotton	
Company secretary	Mr P.J. Alexander	

Principal registered office in Australia

95-99 Epping Road, Macquarie Park,
New South Wales, 2113, Australia.
Ph: 61 2 9855 5444
Fax: 61 2 9878 5066
Website: www.sonichealthcare.com.au

Share registry

Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street, Adelaide,
South Australia, 5000, Australia.
Ph: 1300 556 161 (Within Australia)
Ph: 61 3 9415 4000 (Outside Australia)
Fax: 61 8 8236 2305
Website: www.computershare.com

Auditor

PricewaterhouseCoopers

Solicitors

Allens Arthur Robinson
Minter Ellison

Bankers

Australia and New Zealand Banking Group Limited
Citibank, N.A.
Commonwealth Bank of Australia
National Australia Bank Limited
The Royal Bank of Scotland plc
Westpac Banking Corporation
Dresdner Bank AG

Stock exchange listings

Sonic Healthcare Limited (SHL) shares are listed on the Australian Stock Exchange.

Directors' report

Your directors present their report on the Group consisting of Sonic Healthcare Limited and the entities it controlled at the end of, or during, the year ended 30 June 2007.

Directors

The following persons were directors of Sonic Healthcare Limited during the whole of the financial year and up to the date of this report:

Mr B.S. Patterson *Chairman*
Dr C.S. Goldschmidt *Managing Director*
Mr C.D. Wilks *Finance Director*
Mr R.P. Campbell
Dr P.J. Dubois
Mr C.J. Jackson
Mr L.J. Panaccio
Dr H.F. Scotton

Principal activities

During the year the principal continuing activities of the Group consisted of the provision of medical diagnostic services and the provision of administrative services and facilities to medical practitioners.

Dividends

Details of dividends in respect of the current year and previous financial year are as follows:

	2007 $'000	2006 $'000
Interim dividend paid	**50,270**	44,172
Final dividend paid	**95,248**	76,784
Total dividend for the year	**145,518**	120,956

On 22 August 2007, the board declared a final dividend in respect of the year ended 30 June 2007 of 29 cents per ordinary share, 100% franked (at 30%) to be paid on 20 September 2007 with a record date of 5 September 2007. An interim dividend of 17 cents per ordinary share 100% franked (at 30%) was paid on 28 March 2007.

A final dividend of 26 cents per ordinary share was paid on 19 September 2006 in respect of the year ended 30 June 2006, out of profits of that year as recommended by the directors in last year's Directors' report. The interim dividend in respect of the year ended 30 June 2006 was 15 cents per ordinary share, paid on 20 March 2006.

The company's dividend reinvestment plan (DRP) was suspended in respect of the 2006 and 2007 interim and final dividends and remains so until further notice.

Review of operations

A summary of consolidated revenue and earnings is set out below:

	2007 $'000	2006 $'000	Movement %
Total Revenue	**1,886,081**	1,656,367	13.9%
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**405,667**	360,307	12.6%
Depreciation and lease amortisation	**(62,105)**	(54,274)	14.4%
Earnings before interest, tax and intangibles amortisation (EBITA)	**343,562**	306,033	12.3%
Amortisation of intangibles	**(2,633)**	(1,823)	44.4%
Net interest expense	**(50,473)**	(40,435)	24.8%
Income tax attributable to operating profit	**(80,402)**	(77,960)	3.1%
Net (profit) attributable to minority interests	**(11,982)**	(13,786)	(13.1)%
Net profit attributable to shareholders of Sonic Healthcare Limited	**198,072**	172,029	15.1%

(a) Revenue

Revenue growth for the year was augmented by a full 12 months contribution from the acquisition of Clinical Pathology Laboratories, Inc. ("CPL", acquired on 1 October 2005), the acquisition of American Esoteric Laboratories, Inc. ("AEL") on 8 January 2007, the acquisition of the Medica Laboratory Group ("Medica") on 30 May 2007, and other small acquisitions. Revenue growth for the year for Sonic's Australian pathology operations was strong at 8.6%. Organic revenue growth in Sonic's US operations was well above market at almost 14%. Partially offsetting this was a reduction of revenue in New Zealand, associated with the formation of a joint venture (Aotea Pathology) to service the Wellington region. Sonic's Valley Diagnostic practice ("VDL") was contributed into the JV, which Sonic does not consolidate. Radiology revenue growth has been impacted by the disposal of Sonic's Hong Kong radiology business during the year. Growth was also negatively impacted by foreign exchange rate movements, which reduced reported revenue by ~$16M compared with the prior year.

(b) Profit

The net profit (after minority interests) of the Group for the year was $198,072,000 (2006: $172,029,000), after deducting income tax expense of $80,402.000 (2006: $77,960,000). Diluted earnings per share increased 11.8% from 58.6 cents to 65.5 cents.

Operating margins:

	2007	2006	**Movement**
EBITDA as a % of Revenue	**21.5%**	21.8%	(30) bps*
EBITA as a % of Revenue	**18.2%**	18.5%	(30) bps

* bps = basis points of margin

Operating margins have been diluted by the acquisition of businesses during the current and prior year which have lower margins than the average of Sonic's other businesses, and by cost pressures within Sonic's radiology businesses. Radiology margins in the second half of the 2007 year showed improvement over the first half. Margin expansion in Sonic's Australian, UK and US pathology practices was particularly pleasing.

Review of operations (continued)

The results for the year were within the revenue and EPS growth guidance ranges provided by Sonic in August 2006. 2007 was Sonic's twelfth successive year of double-digit core earnings per share growth.

Net interest expense increased 24.8% on the prior year due to increased debt as a result of acquisitions in the current and previous year. Appropriate interest rate hedging arrangements are in place.

The effective tax rate (27.7%) has decreased from the prior year (29.6%) as a result of Sonic's offshore expansion. Sonic's subsidiary, Independent Practitioner Network Limited ("IPN") has recognised in the current year a tax asset of $6,220,000 in relation to tax losses of prior years and booked a corresponding credit to tax expense in its standalone accounts. However as the losses relate to periods prior to Sonic gaining control of IPN, Sonic is required to treat the credit as a reduction of goodwill on consolidation, rather than as an increase in profit.

(c) Operational developments

As advised in Sonic's announcement dated 20 March 2007 and in a media release dated 29 March 2007, Sonic was successful in its legal challenge against a decision to award a new community laboratory services contract in Auckland, New Zealand to a competitor. The competitor has filed an appeal, which is due to be heard in May 2008. Sonic was awarded a new contract as sole provider of community pathology services in Auckland for a minimum of 18 months from 1 July 2007. Sonic is confident of its ability to work with the Auckland regional District Health Boards to deliver excellent service to the people of Auckland, so as to ensure the new contract is renewed or extended.

Construction of Sonic's new headquarters and the new Douglass Hanly Moir Pathology laboratory in Macquarie Park, Sydney was largely completed in the year. This state-of-the-art facility will be operational in late 2007.

A US Head Office structure has been established to drive the growth and efficiency of Sonic's US business. The US team is headed by Dr Robert Connor as CEO with Mr David Schultz as President and COO.

At the date of this report Sonic has achieved prospective annualised revenue in the US in excess of A$500M and has become the largest laboratory company in Europe with annualised revenues in Europe of more than A$500M. Total Group revenues are expected to be well over A$2 Billion in the 2008 financial year.

Significant changes in the state of affairs

Significant changes in the state of affairs of the Group during the course of the financial year included the following:

- the acquisition of AEL in January 2007, Sonic's second major transaction in the US laboratory market.
- the acquisition of the minority interests in CPL, to facilitate synergies with AEL, given their geographical overlap.
- the acquisitions of Cognoscenti Health Institute (Orlando, Florida) and Mullins Pathology (Augusta, Georgia) opening new regions for further growth in the south-east of the USA.
- the acquisition of the Medica Laboratory Group (Switzerland) in May 2007.

Matters subsequent to the end of the financial year

Since the end of the financial year, the directors are not aware of any matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years, other than as follows:

- on 31 July 2007 Sonic completed the acquisition of 100% of Sunrise Medical Laboratories, Inc. for a purchase price of ~US$148M plus up to US$20M under an earn-out arrangement which is based on above market revenue growth and maintenance of EBITDA margin in the year following settlement. The initial accounting for the acquisition has been determined only provisionally at the date of this report, given the recent settlement date. Sonic is still in the process of reviewing the acquisition balance sheet and identifying assets and liabilities not previously recorded, so as to determine the fair values of identifiable assets, liabilities, and contingent liabilities. Based on the provisional accounting the indicative fair value of net tangible assets acquired is ~US$7M, with a provisional goodwill value of ~US$161M.

Matters subsequent to the end of the financial year (continued)

- as described in Sonic's announcement to the ASX dated 2 August 2007, Sonic has reached agreement to acquire all of the outstanding equity held by minority interests in its German laboratory business for ~€80M. On 15 August 2007, Sonic moved to 67.9% ownership, and is expected to reach 100% ownership once a reorganisation of the legal structure of the business, which requires certain third party approvals, is completed.

- on 13 August 2007, Sonic issued 1,500,000 options over unissued ordinary shares and announced its intention to issue a further 1,000,000 options with an exercise price of $14.16 (refer Note 39 – Share based payments).

- on 22 August 2007, Sonic's directors declared a final dividend for 2007 of 29 cents per ordinary share which was paid on 20 September 2007. Sonic's dividend reinvestment plan remained suspended for this dividend and until further notice.

- on 30 August 2007, Sonic issued 28,169,015 fully paid ordinary shares at $14.20 per share to investors as a result of an underwritten placement undertaken on 23 August 2007.

- on 14 September 2007, Sonic completed the transaction to acquire 100% of the Bioscientia Healthcare Group (based in Ingelheim, Germany) for a purchase price based on an enterprise value of ~€190M, including 116,674 Sonic ordinary shares. Given this acquisition only recently settled, the process of determining the fair value of identifiable assets, liabilities and contingent liabilities, and the amount of goodwill arising from the acquisition has only just commenced.

Likely developments and expected results of operations

Sonic's main focus during the 2008 and in future financial years will be to continue to grow shareholder value through both acquisitions and organic growth, and by extracting efficiencies from its existing businesses, particularly in our three major markets of Australia, Europe and the USA.

Sonic continues to progress negotiations with a number of acquisition targets in the US and Europe and expects further significant growth in these large fragmented laboratory markets over the coming years, with strong potential for synergies now that major "beach heads" are in place.

On 23 August 2007 Sonic provided guidance to the market in relation to forecast results for the 2008 financial year as follows:

Revenue growth	~ 20-25%
EPS Growth	At least 12%

The guidance is subject to assumptions regarding the timing of settlement of announced acquisitions and in relation to foreign exchange and interest rate movements.

As flagged at the time of the underwritten placement in late August 2007, Sonic is considering the possibility of implementing a Shareholder Purchase Plan to enable a larger number of Sonic shareholders to participate in the capital raising process.

Further information on likely developments in the operations of the Group and the expected results of operations have not been included in this report because the directors believe it would prejudice Sonic's competitive position in the market place.

Information on directors

(a) Directors' profiles

Barry Patterson
Chairman
A.S.M.M., M.I.M.M., F.A.I.C.D.

Mr Patterson is an engineer and has a corporate mining background, but in more recent years has held directorial positions in a number of both public and private companies. Mr Patterson is considered to be an independent director and is the Chairman of both the Remuneration Committee and the Nominations Committee, and is a member of the Audit Committee. Mr Patterson is currently Chairman and a non-executive director of Silex Systems Limited (since 1992). Mr Patterson was formerly a non-executive director of National 1 Limited from June 2003 to July 2004.

Dr Colin Goldschmidt
Managing Director
M.B., B.Ch., F.R.C.P.A., F.A.I.C.D.

Dr Goldschmidt became the Managing Director of Sonic Healthcare Limited and its subsidiaries in 1993, prior to which he was the Medical Director of Douglass Hanly Moir Pathology. He joined the company after completing his Australian Pathology Fellowship training in Sydney in 1986. Dr Goldschmidt is a member of the Risk Management Committee and the Nominations Committee. Dr Goldschmidt is currently a non-executive director of Silex Systems Limited (since 1992), a non-executive director of Independent Practitioner Network Limited ("IPN") (since August 2005) and a member of the IPN Nominations Committee, and was formerly a non-executive director of SciGen Ltd from 1999 to October 2005.

Christopher Wilks
Finance Director
B.Comm. (Univ Melb), A.S.A., F.C.I.S., F.A.I.C.D.

Mr Wilks has a background in chartered accounting and investment banking. He was previously a partner in a private investment bank and has held positions on the boards of a number of public companies. Mr Wilks has been a director of Sonic since 1989. Mr Wilks is a member of the Risk Management Committee. Mr Wilks is currently a non-executive director of IPN (since August 2005), an executive director of Silex Systems Limited (since 1988), and was formerly a non-executive director of SciGen Ltd from 1999 to October 2005.

Peter Campbell
F.C.A., F.T.I.A., F.A.I.C.D.

Mr Campbell is a Chartered Accountant with his own practice based in Sydney. He is a Fellow of the Institute of Chartered Accountants in Australia, the Taxation Institute of Australia and the Australian Institute of Company Directors. He is a Registered Company Auditor. Mr Campbell is considered to be an independent director and is the Chairman of the Audit Committee and a member of both the Remuneration Committee and the Nominations Committee. Mr Campbell is currently a non-executive director of Silex Systems Limited (since 1996), Admerex Limited (since January 2007) and also of QRxPharma Limited (since April 2007), and was formerly a non-executive director of SciGen Ltd from 1999 to February 2005.

Information on directors (continued)

Dr Philip Dubois
M.B., B.S., F.R.C.R., F.R.A.N.Z.C.R, F.A.I.C.D.

Dr Dubois is Chairman of the Sonic Imaging Executive Committee and is Chairman and CEO of Queensland X-Ray. A neuroradiologist and nuclear imaging specialist, he is currently an Associate Professor of Radiology at University of Queensland Medical School. He has served on numerous government and craft group bodies including the Diagnostic Economic Committee and the Council of the Royal Australian and New Zealand College of Radiologists (RANZCR) and the Diagnostic Imaging Management Committee. He is currently Vice President of the Australian Diagnostic Imaging Association (ADIA), a Councillor and the Radiology Craft Group Representative of the Australian Medical Association (AMA), and member of the Nuclear Imaging Consultative Committee. Dr Dubois is a member of Sonic's Risk Management Committee. Dr Dubois is currently a non-executive director of Magnetica Limited (since December 2004).

Colin Jackson
O.A.M., F.C.P.A., F.C.A., F.T.I.A., F.A.I.C.D.

Mr Jackson is a senior Executive Director of Sonic Healthcare. He plays an active role at Sonic corporate level and, as Sonic Commercial Director, heads up Sonic's procurement department. As Treasurer of the Australian Association of Pathology Practices, he plays an active role representing Sonic at national industry level. Mr Jackson was the Chief Executive Officer of Diagnostic Services Pty Limited (Sonic's Tasmanian practice) for 11 years to 2006. Mr Jackson's background is in professional accounting practice. He is a Fellow of the Australian Society of Certified Practising Accountants, the Taxation Institute of Australia and the Institute of Chartered Accountants in Australia. Mr Jackson was appointed as Chairman and non-executive Director of IPN in August 2004, and was a member of the IPN Audit Committee from August 2004 until June 2006. He is currently Chairman of the IPN Nominations Committee and Remuneration Committee.

Lou Panaccio
B.Ec, C.A., M.A.I.C.D.

Mr Panaccio is a chartered accountant with strong management experience in business and healthcare services. He is currently Chairman of CPW Group, a director of the Inner Eastern Community Health Service in Victoria, Executive Chairman of Health Networks Australia, and was formerly a non-executive director of Primelife Corporation Limited from 2001 until November 2005. Mr Panaccio was the Chief Executive Officer and an Executive Director of Melbourne Pathology for ten years to 2001. Mr Panaccio is considered to be an independent director and is a member of the Audit Committee.

Dr Hugh Scotton
M.B., B.S., F.R.A.N.Z.C.R., D.D.U., F.A.I.C.D.

Dr Scotton trained in radiology in Adelaide and Brisbane prior to entering private practice in the Hunter Valley in 1972. He was Chairman of Pacific Medical Imaging, incorporating radiology groups in the Hunter Valley, Sydney and Illawarra from 1999 until the acquisition of the group in 2001 by Sonic. Prior to the formation of Pacific Medical Imaging, Dr Scotton was Chairman of the Hunter Imaging Group, the largest imaging practice in the Hunter Valley. He currently retains that position.

(b) Company secretary

Paul Alexander
B.Ec, C.A., F.Fin.

Mr Alexander has been the Group Financial Controller of Sonic Healthcare Limited since 1997 and Sonic's Company Secretary since 2001. Prior to joining Sonic, Mr Alexander gained 10 years experience in professional accounting practice, mainly with Price Waterhouse, and was also Financial Controller and Company Secretary of a subsidiary of a multinational company for two years. Mr Alexander is a non-executive director of IPN (since August 2005) and a member of the IPN Audit Committee (since June 2006).

Directors' report

(continued)

Information on directors (continued)

(c) Directors' interests in shares and options as at 20 September 2007

Director's name	Class of shares	Number of shares	Interest	Number of options
B.S. Patterson	Ordinary	3,816,646	Beneficially	-
Dr C.S. Goldschmidt	Ordinary	80,000	Personally	4,000,000
	Ordinary	600,000	Beneficially	-
C.D. Wilks	Ordinary	118,000	Personally	2,160,000
	Ordinary	473,000	Beneficially	-
R.P. Campbell	Ordinary	-	-	-
Dr P.J. Dubois	Ordinary	25,000	Beneficially	-
C.J. Jackson	Ordinary	490,590	Personally	-
L.J. Panaccio	Ordinary	-	-	-
Dr H.F. Scotton	Ordinary	115,189	Personally	-
	Ordinary	65,445	Beneficially	-

Meetings of directors

The numbers of meetings of the company's Board of directors and of each board committee held during the year ended 30 June 2007, and the numbers of meetings attended by each director were:

	Full meetings of directors		Meetings of committees							
			Audit		Remuneration		Risk Management		Nominations	
	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held
B.S. Patterson	11	11	2	2	1	1	-	-	1	1
Dr C.S. Goldschmidt	11	11	-	-	-	-	1	1	1	1
C.D. Wilks	11	11	-	-	-	-	1	1	-	-
R.P. Campbell	11	11	2	2	1	1	-	-	1	1
Dr P.J. Dubois	11	11	-	-	-	-	1	1	-	-
C.J. Jackson	11	11	-	-	-	-	-	-	-	-
L.J. Panaccio	10	11	2	2	-	-	-	-	-	-
Dr H.F. Scotton	11	11	-	-	-	-	-	-	-	-

Insurance of officers

During the financial year, the company entered into agreements to indemnify all directors of the company that are named above and current and former directors of the company and its controlled entities against all liabilities to persons (other than the company or related entity) which arise out of the performance of their normal duties as director or executive officer unless the liability relates to conduct involving lack of good faith. The company has agreed to indemnify the directors and executive officers against all costs and expenses incurred in defending an action that falls within the scope of the indemnity and any resulting payments.

The directors' and officers' liability insurance provides cover against all costs and expenses involved in defending legal actions and any resulting payments arising from a liability to persons (other than the company or related entity) incurred in their position as a director or executive officer unless the conduct involves a wilful breach of duty or an improper use of inside information or position to gain advantage. The insurance policy does not allow disclosure of the nature of the liabilities insured against or the premium paid under the policy.

Environmental regulation

The Group is subject to environmental regulation in respect of the transport and disposal of medical waste. The Group contracts with reputable, licensed businesses to dispose of waste and there have been no investigations or claims during the financial year. The directors believe that the Group has complied with all environmental regulations.

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Group are important.

Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out below.

The Board of directors has considered the position and, in accordance with the advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the *Corporations Act 2001*. In the opinion of the directors none of the services provided undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 18.

During the year the following fees were paid or payable for services provided by the auditor of the Group and the Parent Company.

	Consolidated Group		Parent Company	
	2007	2006	**2007**	2006
	$	$	**$**	$
During the year the auditor of the Parent Company and its related practices earned the following remuneration:				
PricewaterhouseCoopers – Australian firm				
Audit or review of financial reports of the company or any entity in the Group	**687,350**	514,148	**80,000**	80,000
Accounting and advisory services	**45,700**	100,630	**-**	-
Total audit and accounting/advisory services	**733,050**	614,778	**80,000**	80,000
Total remuneration	**733,050**	614,778	**80,000**	80,000
Related practices of PricewaterhouseCoopers Australian firm (including overseas PricewaterhouseCoopers firms)				
Audit or review of the financial reports of the company or any entity in the Group	**475,524**	726,924	**-**	-
Accounting and advisory services	**-**	150,656	**-**	-
Total audit and accounting/advisory services	**475,524**	877,580	**-**	-
Taxation compliance services	**34,534**	20,199	**-**	-
Total remuneration	**510,058**	897,779	**-**	-

Share options

Information on share options are detailed in Note 39 - Share based payments.

Rounding of amounts

The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Remuneration report

The directors of Sonic Healthcare Limited present the Remuneration report for the year ended 30 June 2007 in accordance with section 300A of the Corporations Act.

Sonic Healthcare Limited's remuneration packages are structured and set at levels that are intended to attract, motivate and retain directors and executives capable of leading and managing the Group's operations, and to align remuneration with the creation of value for shareholders.

The Remuneration Committee, consisting of 2 non-executive independent directors, makes specific recommendations to the Board on remuneration packages and other terms of employment for the Managing Director and Finance Director and advises the Board in relation to equity based incentive schemes for other employees.

Sonic Healthcare Limited's remuneration policy links the remuneration of the Managing Director and the Finance Director to Sonic's performance through the award of conditional entitlements. These conditional entitlements (cash bonuses, share and share option grants) are dependant on the earnings per share performance of the Group and thus align reward with the creation of value for shareholders.

Remuneration and other terms of employment for other executives are reviewed annually by the Managing Director having regard to performance against goals set at the start of the year, performance of the entity or function of the Group for which they have responsibility, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, performance-related bonuses, share and option grants, and fringe benefits.

Cash bonuses and equity grants to other executive directors and employees are made solely at the discretion of the Managing Director, the Remuneration Committee and the Board of directors based on individual and company performance. These bonuses and option grants reward the creation of value for shareholders.

Remuneration of non-executive directors is determined by the board within the maximum amount approved by the shareholders. At a General Meeting on 31 July 2001 shareholders approved a maximum amount of $800,000 be available as remuneration for the services of the non-executive directors. Following a review of market practice and non-executive director fees for entities of similar size and complexity, the board resolved that with effect from 1 June 2006, the non-executive director fee of $50,000 per annum, which had remained unchanged for over seven years, be increased to $80,000 per annum plus $10,000 per annum for each board committee upon which the director serves. Options are not issued and bonuses are not payable to non-executive directors.

Other than contributions to superannuation funds during employment periods and notice periods under normal employment law and in certain executive service contracts, the Group does not contract to provide retirement benefits to directors or executives.

Remuneration report (continued)

Performance of the Group

Sonic Healthcare Limited's total shareholder return over the five year period to June 2007 was 245% (2006: 108%). This measure is calculated as the increase in share price over that period plus the dividends declared for those years (grossed up for franking credits) as a percentage of the share price at the start of the five year period. This total shareholder return calculation incorporates the value of the SciGen equity issue to Sonic shareholders in November 2002. Earnings over the five year period were as follows:

	2003	2004	2005	2006	2007	Compound Average Annual Growth Rate*
Core earnings per share (cps)	35.1	40.2	48.9	58.6	65.5	16.9%
Net profit attributable to members ($'000)**	92,434	108,212	135,353	172,029	198,072	21.0%

* The compound average annual growth rate is calculated over the period shown.

** Net profit attributable to members and core earnings per share have been restated to reflect the application of AIFRS in prior periods.

The total remuneration of the directors of Sonic Healthcare Limited and the five most highly remunerated executives of the Group was as follows:

	Consolidated Group		Parent Company	
	2007*	2006	**2007**	2006
	$	$	**$**	$
Short term employee benefits	**8,102,697**	7,338,846	**183,361**	148,633
Long term employee benefits	**16,919**	39,906	**-**	-
Post employment benefits	**957,349**	769,412	**126,639**	14,700
Share based payments	**6,425,314**	5,210,123	**-**	-
	15,502,279	13,358,287	**310,000**	163,333

* The directors and executives in the current year differ from those in the comparative year.

Remuneration report (continued)

Details of the nature and amount of each element of the emoluments of each director of Sonic Healthcare Limited and each of the five most highly remunerated executives of the Group are set out below.

(a) Non-executive directors of Sonic Healthcare Limited

Name	2007 Directors' fee $	2006 Directors' fee $
B.S. Patterson (Chairman)	110,000	55,000
R.P. Campbell	110,000	55,000
L.J. Panaccio	90,000	53,333

Superannuation contributions required by the Superannuation Guarantee Charge legislation are deducted from gross Directors' fees as appropriate.

(b) Executive directors of Sonic Healthcare Limited

12 months to 30 June 2007

Name	Salary & fees $	Other benefits* $	Cash bonus $	Superannuation $	Long service leave accrual $
Dr C.S. Goldschmidt *Managing Director*	595,917	133,397	655,000	20,686	23,324
C.D. Wilks *Finance Director*	447,315	-	353,700	12,685	-
Dr P.J. Dubois *Director*	441,195	9,605	50,000	50,000	-
C.J. Jackson *Director*	366,764	2,987	60,000	11,817	(6,405)
Dr H.F. Scotton *Director*	319,784	-	-	109,242	-

12 months to 30 June 2006

Name	Salary & fees $	Other benefits* $	Cash bonus $	Superannuation $	Long service leave accrual $
Dr C.S. Goldschmidt *Managing Director*	559,442	170,419	586,000	20,139	9,538
C.D. Wilks *Finance Director*	447,861	-	316,440	12,139	-
Dr P.J. Dubois *Director*	443,026	9,518	70,000	4,500	-
C.J. Jackson *Director*	459,614	4,803	-	22,754	30,368
Dr H.F. Scotton *Director*	304,418	-	-	105,072	-

* Other benefits include fringe benefits tax.

Remuneration report (continued)

Under the Executive Incentive Plan for Dr C.S. Goldschmidt and C.D. Wilks, fully paid up ordinary shares and options over unissued ordinary shares of Sonic Healthcare Limited are issuable upon the achievement of performance conditions (as set out in (d) below). The fair values of the options and shares at the time of grant have been determined and have been allocated equally over the service periods up to the vesting dates. In addition to the remuneration disclosed above, the calculated values of shares and options allocated to Dr C.S. Goldschmidt for the 12 month period to 30 June 2007 were $203,961 and $3,946,493 respectively (2006: $210,561 and $3,172,978). In addition to the remuneration disclosed above, the calculated values of shares and options allocated to C.D. Wilks for the 12 month period to 30 June 2007 were $109,629 and $2,131,106 respectively (2006: $113,176 and $1,713,408). Of the options issuable under the Executive Incentive Plan, the maximum total value of the options yet to vest for Dr C.S. Goldschmidt is $12,809,935, and for C.D. Wilks $6,917,365. These maximum values represent the fair value of the options, determined at grant date, which are yet to be expensed. Of the total options issuable under the Executive Incentive Plan, 10% had vested at 30 June 2007. No options have been forfeited to date under the Executive Incentive Plan.

Cash bonuses, fully paid up ordinary shares and options over unissued ordinary shares of Sonic Healthcare Limited are performance related components of Dr C.S. Goldschmidt's and C.D. Wilks' remuneration. In aggregate, these components make up 86% of Dr C.S. Goldschmidt's remuneration for the 12 months to 30 June 2007 (2006: 84%), and 85% of C.D. Wilks' remuneration for the 12 months to 30 June 2007 (2006: 82%). Cash bonuses are performance related components of Dr P.J. Dubois' and C.J. Jackson's remuneration. These components make up 9% of Dr P.J. Dubois' remuneration for the 12 months to 30 June 2007 (2006: 13%), and 14% of C.J. Jackson's remuneration for the 12 months to 30 June 2007 (2006: Nil).

(c) Other executives of the Group

"Other executives" are the five most highly remunerated executives in the Group who are involved with the management of the affairs of Sonic Healthcare Limited and/or its controlled entities.

12 months to 30 June 2007

Name	Salary & fees $	Other benefits $	Cash bonus $	Superannuation $
D. Byrne* *CEO* *The Doctors Laboratory*	494,140	67,508	555,590	144,163
Dr R. Prudo* *Executive Chairman* *The Doctors Laboratory*	278,832	80,213	282,891	468,987
Dr B. Schottdorf** *Executive Chairman* *Schottdorf Group*	961,973	28,540	-	-
G. Schottdorf** *CEO* *Schottdorf Group*	843,573	28,542	-	-
Dr M.W. Parmenter *Managing Director* *Independent Practitioner Network Limited*	486,871	-	375,000	13,129

* D. Byrne and Dr R. Prudo are employed by The Doctors Laboratory Limited (TDL) in the United Kingdom. They are remunerated in British Pounds.

** Dr B. Schottdorf and G. Schottdorf are employed by the Schottdorf Group in Germany. They are remunerated in Euros.

In addition to the remuneration disclosed above, the calculated value of options over unissued ordinary IPN shares granted on 7 December 2006 to Dr M.W. Parmenter for the 12 month period to 30 June 2007 was $34,125. The fair value of the options at the time of grant have been determined and have been allocated equally over the service periods up to the vesting dates.

The relative proportions of conditional entitlements (including options) awarded to total remuneration for the 12 months to 30 June 2007 were; D. Byrne 44% (2006: 35%), Dr R. Prudo 25% (2006: 19%), Dr B. Schottdorf 0% (2006: 0%), G. Schottdorf 0% (2006: 0%), M.W. Parmenter 45% (2006: 17%), and in the prior year D. Schultz 47%.

Remuneration report (continued)

12 months to 30 June 2006

Name	Salary & fees $	Other benefits $	Cash bonus $	Superannuation $
D. Byrne *CEO* *The Doctors Laboratory*	445,951	65,155	345,423	128,066
Dr R. Prudo *Executive Chairman* *The Doctors Laboratory*	242,626	65,402	173,233	437,438
Dr B. Schottdorf *Executive Chairman* *Schottdorf Group*	943,178	26,835	-	-
G. Schottdorf *CEO* *Schottdorf Group*	827,092	26,568	-	-
D. Schultz * *President and COO* *Clinical Pathology Laboratories, Inc.*	329,996	6,838	320,374	24,605

* D. Schultz is remunerated in US dollars. The remuneration shown is for the period from 1 October 2005, whilst he was employed by Clinical Pathology Laboratories, Inc.

(d) Service agreements

None of the directors of Sonic Healthcare Limited have a service contract. Rather the terms and entitlements of employment are governed by normal employment law.

Remuneration arrangements for Dr C.S. Goldschmidt and C.D. Wilks were revised in February 2004, with effect from 1 July 2003, following a detailed review by the Remuneration Committee and subsequent approval by shareholders at the 2004 and 2005 Annual General Meetings. The key terms of the revised arrangements, (the "Executive Incentive Plan") which are to run for 5 consecutive years until 30 June 2008, are set out below:

Dr C.S. Goldschmidt

- Base salary, inclusive of superannuation of $750,000 per annum.

Short term incentives:

- Cash bonus, payable half yearly based on a 1,000,000 multiple of earnings per share for each 6 month period.
- Issue of 20,000 fully paid ordinary shares per annum if core earnings per share are at least 10% higher than the previous year. If core earnings per share growth falls below 10%, no shares will be issued. However, if core earnings per share growth in the subsequent year exceeds 10% and makes up for the previous year's shortfall, then the prior year's shares that were foregone will be issued.

Long term incentive:

- Issue of 1,000,000 options per annum exercisable at $7.50 (Sonic's share price at the time (February 2004) the revised arrangements were agreed between the Remuneration Committee and the Executive Directors) if core earnings per share increase at least 10% (compounded) each year over a base set for the 2004 financial year of $0.42. If this growth is not achieved in one year but is made up in the subsequent year, then the previously forfeited options will be issued. Up to 50% of the options may be exercised 24 months from the date of issue and 100% may be exercised 36 months from the date of issue. The options expire after 60 months from the date of issue. These options are an equity settled share based payment.

Remuneration report (continued)

(d) Service agreements (continued)

C.D. Wilks

- Base salary, inclusive of superannuation of $460,000 per annum.

Short term incentives:

- Cash bonus, payable half yearly based on a 540,000 multiple of earnings per share for each 6 month period.
- Issue of 10,750 fully paid ordinary shares per annum if core earnings per share are at least 10% higher than the previous year. If core earnings per share growth falls below 10%, no shares will be issued. However, if core earnings per share growth in the subsequent year exceeds 10% and makes up for the previous year's shortfall, then the prior year's shares that were foregone will be issued.

Long term incentive:

- Issue of 540,000 options per annum exercisable at $7.50 (Sonic's share price at the time (February 2004) the revised arrangements were agreed between the Remuneration Committee and the Executive Directors) if core earnings per share increase at least 10% (compounded) each year over a base set for the 2004 financial year of $0.42. If this growth is not achieved in one year but is made up in the subsequent year, then the previously forfeited options will be issued. Up to 50% of the options may be exercised 24 months from the date of issue and 100% may be exercised 36 months from the date of issue. The options expire after 60 months from the date of issue. These options are an equity settled share based payment.

During the financial year 20,000 fully paid up ordinary shares and 1,000,000 options over unissued ordinary shares in Sonic Healthcare Limited were issued to Dr C.S. Goldschmidt, and 10,750 shares and 540,000 options were issued to C.D. Wilks, under the Executive Incentive Plan. These performance related issues represented the short term and long term incentive awards in relation to the 2006 financial year.

Since the end of the financial year, but prior to the date of this report, identical issues of fully paid up ordinary shares and options over unissued ordinary shares have been made to Dr C.S. Goldschmidt and C.D. Wilks under the Executive Incentive Plan. These performance related issues represented the short term and long term incentive awards in relation to the 2007 financial year.

The maximum number of shares and options issuable in future years under the Executive Incentive Plan is 30,750 shares and 1,540,000 options.

Options over unissued ordinary shares in Sonic Healthcare Limited accounted for 71% of Dr C.S. Goldschmidt's remuneration for the 12 months to 30 June 2007. Options issued to Dr C.S. Goldschmidt during the 12 months to 30 June 2007 had an aggregate fair value of $3,940,000 (2006: $3,890,000).

Options over unissued ordinary shares in Sonic Healthcare Limited accounted for 70% of C.D. Wilks' remuneration for the 12 months to 30 June 2007. Options issued to C.D. Wilks during the 12 months to 30 June 2007 had an aggregate fair value of $2,127,600 (2006: $2,100,600). All of the options issued under the Executive Director Option plan in April 2000 had been exercised prior to 30 June 2006, of which 200,000 options were exercised during the 2006 financial year. The value at exercise date of these options (being the difference between the market price and the exercise price) was $2,044,000. The total value of options issued in the 2006 financial year and the value of options issued in prior years exercised in the 2006 financial year was $4,144,600.

The remuneration amounts disclosed relating to shares and options issued under the Executive Incentive Plan represent the assessed fair values at the date they were granted allocated equally over the service periods up to the vesting dates. Fair values for these shares and options have been determined using a pricing model consistent with the Black Scholes methodology that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the current price and expected price volatility of the underlying share, the expected dividend yield and risk-free interest rate for the term of the option. Sonic has applied no discount to the calculated fair value of these options for service continuity risk.

The assessed fair value at grant date of IPN options granted to Dr M.W. Parmenter is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using a binomial approximation option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Remuneration report (continued)

(d) Service agreements (continued)

Service agreements for other executives are detailed below.

D. Byrne
Following the expiry of the initial term of the service contract established on the acquisition of TDL, a rolling service contract prevails with the following key terms:

- Base salary of £218,000 per annum, plus superannuation and other benefits to be reviewed annually.
- Cash bonus arrangement based on the satisfaction of performance conditions relating to the earnings of TDL.
- Issue of £50,000 of fully paid ordinary Sonic shares following the award of a revenue contract or completion of an acquisition by TDL deemed to be of strategic significance.
- Twelve month notice period by either party.

Dr R. Prudo
Following the expiry of the initial term of the service contract established on the acquisition of TDL, a rolling service contract prevails with the following key terms:

- Base salary of £240,000 per annum, plus superannuation and other benefits to be reviewed annually.
- Cash bonus arrangement based on the satisfaction of performance conditions relating to the earnings of TDL.
- Issue of £50,000 of fully paid ordinary Sonic shares following the award of a revenue contract or completion of an acquisition by TDL deemed to be of strategic significance.
- Twelve month notice period by either party.

Dr B. Schottdorf
Following the acquisition of the Schottdorf Group in June 2004, a rolling service contract was established with the following key terms:

- Base salary of €579,000.
- Cash bonus arrangement (capped at €165,000) based on the satisfaction of performance conditions relating to the earnings of the Schottdorf Group.
- Twelve month notice period by either party.

G. Schottdorf
Following the acquisition of the Schottdorf Group, a rolling service contract was established with the following key terms:

- Base salary of €508,000.
- Cash bonus arrangement (capped at €330,000) based on the satisfaction of performance conditions relating to the earnings of the Schottdorf Group.
- Twelve month notice period by either party.

Dr M.W. Parmenter
Following Dr M.W. Parmenter's appointment as Managing Director of IPN (9 January 2006), a rolling service agreement was established with the following key terms:

- Base salary, inclusive of superannuation, for the year ended 30 June 2007 of $500,000 to be reviewed annually by the Remuneration Committee of IPN.
- Notice period of 3 months to be provided if employee terminates and notice period of 6 months to be provided if employer terminates.
- In the event that the position is made redundant as a result of Sonic acquiring 100% of the issued share capital of IPN, the employee is entitled to one month's salary for each completed year of service.

D. Schultz
No formal service contract exists. The terms and entitlements of employment are governed by normal employment law. The key terms are as follows:

- Base salary of US$325,000.
- Cash bonus arrangement (capped at 100% of base salary) based on the satisfaction of performance conditions relating to the earnings of the Group's US operations.

This report is made in accordance with a resolution of the directors.

Dr C.S. Goldschmidt
Director

C.D. Wilks
Director

Sydney
28 September 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the audit of Sonic Healthcare Limited for the year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Sonic Healthcare Limited and the entities it controlled during the period.

B K Hunter
Partner
PricewaterhouseCoopers

Sydney
28 September 2007

Corporate governance statement

The board of Sonic Healthcare continues to place great importance on the governance of the company, which it believes is vital to its well being and success. There are two elements to the governance of companies: performance and conformance. Both are important but it is critical that focus on conformance does not detract from the principal function of a business, which is to undertake prudent activities to:

- generate rewards for shareholders who invest their capital,
- provide services of value to customers, and
- provide meaningful employment for employees,

and to do so in a way that contributes positively to the community.

In this framework it is crucial that shareholders have clear visibility of the actions of the Group and that they can rely on reported financial information. The Sonic board has committed itself to provide relevant, accurate information to shareholders on a timely basis and has adopted policies and procedures designed to ensure that the Group's financial reports are true and fair, meet high standards of disclosure integrity and provide all material information necessary to understand the Group's financial performance.

Sonic's board and management are committed to governance which recognises that all aspects of the Group's operations are conducted ethically, responsibly and with the highest standards of integrity. The board has adopted practices and policies designed to achieve these aims. In March 2003, the ASX Corporate Governance Council published its Principles of Good Corporate Governance and Best Practice Recommendations (Recommendations). Sonic supports the Recommendations in advancing good corporate governance. Sonic's board has reviewed Sonic's compliance with the Recommendations, and in areas where Sonic's existing practices and policies were not in accordance with the Recommendations, Sonic has implemented change in a prudent manner. Sonic's website (www.sonichealthcare.com.au) includes a Corporate Governance section which sets out the information required by the Recommendations plus other relevant information, including copies of all Policies, Charters and Codes referred to herein.

Sonic's Code of Ethics (discussed below) and Core Values set out the fundamental principles that govern the way that all Sonic people conduct themselves. Sonic's Core Values apply equally to every employee of Sonic and were formulated with significant input from Sonic's staff. They have been embraced throughout the Group. Sonic's Core Values are:

- Commit to Service Excellence
  To willingly serve all those with whom we deal with unsurpassed excellence.

- Treat each other with Respect & Honesty
  To grow a workplace where trust, team spirit and equity are an integral part of everything we do.

- Demonstrate Responsibility & Accountability
  To set an example, to take ownership of each situation to the best of our ability and to seek help when needed.

- Be Enthusiastic about Continuous Improvement
  To never be complacent, to recognise limitations and opportunities for ourselves and processes and to learn through these.

- Maintain Confidentiality
  With regard to patient records and all information pertaining to patients as well as other professional and commercial issues.

A description of the company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place throughout the year. Any issues of current non-compliance with the Recommendations are specifically noted and explained.

1. Board of directors

(a) Role of the board

The Board of directors is accountable to shareholders for the performance of the company and the Group and is responsible for the corporate governance practices of the Group.

The board's principal objective is to increase shareholder value while ensuring that the Group's overall activities are properly managed.

Sonic's corporate governance practices provide the structure which enables the board's principal objective to be achieved, whilst ensuring that the business and affairs of the Group are conducted ethically and in accordance with the law.

The board's overall responsibilities include:

- providing strategic direction and approving corporate strategies;
- monitoring management and financial performance and reporting;
- monitoring and ensuring the maintenance of adequate risk management controls and reporting mechanisms, and
- ensuring the business is conducted ethically and transparently.

The board delegates responsibility for day-to-day management of the business to the Managing Director and senior executives. The Managing Director also oversees the implementation of strategies approved by the board. The board uses a number of committees to support it in matters that require more intensive review and involvement. Details of the board committees are provided below.

As part of its commitment to good corporate governance, the board regularly reviews the practices and standards governing the board's composition, independence and effectiveness, the accountability and compensation of directors (and senior executives) and the board's responsibility for the stewardship of the Group.

The role and responsibilities of the board, the functions reserved to the board and those delegated to management have been formalised in the Sonic Board Charter.

(b) Composition of the board

The directors of the company in office at the date of this statement are:

Name	*Age*	*Term of office (Years)*	*Position*	*Expertise*	*Committees*
Mr Barry Patterson	66	14	Chairman Non-Executive, independent Director	Company Management	Chairman of Remuneration and Nominations Committees, member of Audit Committee
Dr Colin Goldschmidt	53	14	Managing Director	Healthcare Industry and Company Management	Chairman of Risk Management Committee, member of Nominations Committee
Mr Chris Wilks	49	17	Finance Director	Finance, Accounting, Banking, Secretarial and Company Management	Member of Risk Management Committee
Mr Peter Campbell	62	14	Non-Executive, independent Director	Finance and Accounting, Computing and Company Management	Chairman of Audit Committee, member of Remuneration and Nominations Committees
Dr Philip Dubois	61	6	Executive Director	Radiology Industry and Company Management	Member of Risk Management Committee
Mr Colin Jackson	59	7	Executive Director	Finance, Pathology Industry and Company Management	
Mr Lou Panaccio	50	2	Non-Executive, independent Director	Finance, Pathology Industry and Company Management	Member of Audit Committee
Dr Hugh Scotton	65	6	Executive Director	Radiology Industry and Company Management	

The composition of Sonic's board is consistent with the principle of medical management and leadership which has been a core strategy of Sonic's since 1992. Sonic's Managing Director is a qualified pathologist, and the board also includes two radiologists, ensuring that it has the capacity to understand complex medical issues and be in close touch with the medical marketplace. The presence of medical practitioners on Sonic's board also gives comfort both to referring doctors (Sonic's customers) and to owners of diagnostic practices which Sonic seeks to acquire. This strategy has resulted in a board which has a relatively high proportion of executive directors.

Dr Dubois, Mr Jackson and Dr Scotton were appointed to the board following acquisitions of practices in which they held leadership positions. Their presence on the board has played an important role in consolidating several of the larger independent practices acquired by Sonic into a cohesive group.

Sonic's non-executive directors, including the Chairman, are considered independent and perform major roles in the board committees.

For the reasons described above, Sonic does not comply with ASX Corporate Governance Council Recommendation 2.1: "A majority of the board should be independent directors". Due to the importance to Sonic of medical leadership and representation of major medical practice subsidiaries on the board, it is envisaged that Sonic will not fully comply with Recommendation 2.1 in the short to medium term, however the establishment of a Nominations Committee in July 2003, the retirements of two executive directors at the 2003 Annual General Meeting and the appointment of Mr Lou Panaccio (June 2005) as an additional independent director were significant steps towards compliance.

The board has resolved that the position of Chairman of the board be held by an independent director, and the position of Chairman and Managing Director will be held by different persons. The board has also resolved that the mere fact that a director has been in office for a period greater than 10 years does not change that director's status as an independent. The board has specifically considered the position of Mr Barry Patterson and has determined that he is independent.

The size and composition of the board is determined by the full board acting on recommendations of the Nominations Committee. Sonic's constitution requires that the board comprise no more than 12 and no less than 3 directors at any time. Sonic's constitution also requires all directors other than the Managing Director to offer themselves for re-election at an Annual General Meeting, such that they do not hold office without re-election for longer than three years.

(c) Board meetings

The board meets formally at least 10 times a year to consider a broad range of matters, including strategy, financial performance reviews, capital management and acquisitions. Details of meetings (both full board and committees) and attendances are set out in the Directors' report.

(d) Independent professional advice and access to information

Each director has the right to seek independent professional advice at the company's expense. However, prior approval of the Chairman is required, which is not unreasonably withheld.

All directors have unrestricted access to company records and information and receive detailed financial and operational reports from senior management during the year to enable them to carry out their duties. Directors also liaise with senior management as required, and may consult with other employees and seek additional information on request.

(e) Conflicts of interest of directors

The board has guidelines dealing with disclosure of interests by directors and participation and voting at board meetings where any such interests are discussed. In accordance with the Corporations Act, any director with a material personal interest in a matter being considered by the board does not receive the relevant board papers, must not be present when the matter is being considered, and may not vote on the matter.

(f) Share trading

Under Sonic's Share Trading Policy all Sonic employees are prohibited from buying or selling Sonic shares at any time they are aware of any material price sensitive information that has not been made public, and are reminded of the laws against "insider trading". Certain "Designated Officers", including all directors and senior executives, are also prohibited from trading in periods other than in 8 week windows following the release of half year and full year results, and 2 week periods following the provision to the market at any time by Sonic of definitive guidance regarding the next result to be released. Exceptions to this prohibition can be approved by the Chairman (for other directors) or the Managing Director (for all other employees) in circumstances of financial hardship. Prohibitions also apply to financial instruments related to Sonic's shares and to trading in the shares of other entities using information obtained through employment with Sonic. In addition, the Managing Director and Finance Director are required to obtain approval from the Chairman of the Remuneration Committee before selling any shares. All Sonic share dealings by directors are promptly notified to the Australian Stock Exchange (ASX).

2. Board committees

To assist the board in fulfilling its duties, there are currently four board committees whose terms of reference and powers are determined by the board.

(a) Remuneration Committee

The role of the Remuneration Committee is to review and make recommendations to the board on remuneration packages and policies applicable to the Managing Director and Finance Director and to advise the board in relation to equity based incentive schemes for other employees. In addition, the Committee ensures appropriate disclosure is provided to shareholders in relation to remuneration policies and that equity based remuneration is within plans approved by shareholders. The Remuneration Committee, when deemed necessary, obtains independent advice on the appropriateness of remuneration packages.

The members of the Remuneration Committee during the year were:

Mr B.S. Patterson (Chairman)
Mr R.P. Campbell

The Remuneration Committee operates under a formal Charter and meets on an as required basis.

The current remuneration for non-executive directors is $80,000 per annum plus $10,000 per annum for each board committee upon which they serve. Further details of Sonic's remuneration policies for executive directors and senior executives of the company, and the relationship between such policy and the company's performance are provided in the Directors' report.

(b) Audit Committee

The principal role of the Audit Committee is to provide the board, investors, owners and stakeholders with confidence that the financial reports for the company represent a true and fair view of the company's financial condition and operational results in all material respects, and are in accordance with relevant accounting standards.

The members of the Audit Committee are:

Mr R.P. Campbell (Chairman)
Mr L.J. Panaccio
Mr B.S. Patterson

The external auditors, the Managing Director and the Finance Director are invited to Audit Committee meetings at the discretion of the Committee.

The responsibilities of the Audit Committee are set out in its Charter and include:

- Assisting the board in its oversight responsibilities by monitoring and advising on:
  - the integrity of the financial statements of the company
  - the company's accounting policies and practices in accordance with current and emerging accounting standards
  - the external auditors' independence and performance
  - compliance with legal and regulatory requirements and policies in this regard
  - compliance with the policy framework in place from time to time
  - internal controls, and the overall efficiency and effectiveness of financial operations
- Providing a forum for communication between the board, executive leadership and external auditors.
- Providing a conduit to the board for external advice on audit and financial risk management.

In fulfilling its responsibilities, the Audit Committee receives regular reports from management and the external auditors. It also meets with the external auditors at least twice a year and more frequently if necessary, and reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved. The external auditors have a clear line of direct communication at any time to either the Chairman of the Audit Committee or the Chairman of the board.

The Audit Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

(c) Risk Management Committee

The members of the Risk Management Committee are:

Dr C.S. Goldschmidt (Chairman)
Mr C.D. Wilks
Dr P.J. Dubois

The Risk Management Committee's responsibilities are set out in its Charter and include:

- assisting the board in its oversight responsibilities by monitoring and advising on:
  - the management of operational risks, including but not limited to:
    - the company's insurance program
    - environmental risks
    - disaster recovery strategy
    - litigation against the company
    - industry related regulatory compliance
  - compliance with the policy framework in place from time to time.
  - internal controls over operational risks.
  - the company's overall operational risk management program.
- providing a forum for communication between the board, management and external risk management advisors.
- providing a conduit to the board for external advice on operational risk management.

The Risk Management Committee does not have any responsibility in relation to strategic and financial risk management, which is the responsibility of the company's Audit Committee.

The Committee meets at least twice per year.

(d) Nominations Committee

The Nominations Committee's role, as set out in its Charter, is to:

- review the board structure.
- advise the board on the recruitment, appointment and removal of directors.
- assess and promote the enhancement of competencies of directors.
- review board succession plans.
- make recommendations on remuneration of non-executive directors.

Members of the Nominations Committee are:

Mr B.S. Patterson (Chairman)
Mr R.P. Campbell
Dr C.S. Goldschmidt

The Committee meets on an as required basis.

3. Identifying and managing business risks

Sonic recognises that risk management is an integral part of good management and corporate governance practice and is fundamental to driving shareholder value across the business.

Sonic views the management of risk as a core managerial capability. Risk management is strongly promoted internally and forms part of the performance evaluation of key executives.

(a) Responsibilities

The board determines the overall risk profile of the business and is responsible for monitoring and ensuring the maintenance of adequate risk management controls and reporting mechanisms.

To assist the board in fulfilling its duties, it is aided by the Audit Committee (in relation to strategic and financial risk management) and the Risk Management Committee (in relation to operational and compliance risk management). The board has delegated to these Committees responsibility for ensuring:

- the principal strategic, financial, operational and compliance risks are identified.
- systems are in place to assess, manage, monitor and report on those risks, and that those systems are operating effectively.
- management compliance with board approved policies.
- internal controls are operating effectively across the business.
- all Group companies are in compliance with laws and regulations relating to their activities.

The Audit Committee and Risk Management Committee update the board on all relevant matters.

Management is responsible for the identification, assessment and management of business risks and reports on these matters to the Audit Committee or Risk Management Committee through various mechanisms depending on the nature of the risks.

(b) Risk management systems and processes

Sonic's activities across all of its operating entities are subject to regular review and continuous oversight by executive management and the board committees. The Chief Executive Officers of the individual operating companies are responsible for the identification and management of risk within their business. To assist in this, executive management has developed an effective control environment to help manage the significant risks to its operations, both locally and overseas. This environment includes the following components:

- clearly defined management responsibilities, management accountabilities and organisational structures.
- established policies and procedures that are widely disseminated to, and understood by, employees.
- regular internal review of policy compliance and the effectiveness of systems and controls.
- comprehensive training programs for staff in relation to pathology and radiology operational practices and compliance requirements.
- strong management reporting framework for both financial and operational information.
- creation of an open culture to share risk management information and to continuously improve the effectiveness of Sonic's risk management approach.
- benchmarking across operations to share best practice and further reduce the operational risk profile.
- Sonic Core Values, a uniting code of conduct embraced by Sonic employees.
- centrally administered Group insurance program ensuring a consistent and adequate approach across all operating areas.

(c) Regulatory compliance

Sonic's pathology and radiology activities are subject to Commonwealth and State law in Australia, and similar regulatory control in offshore locations. These laws cover such areas as laboratory and collection centre operations, workplace health and safety, radiation safety, privacy of information and waste management.

Sonic's network of pathology laboratories, collection centres and radiology centres are required to meet and remain compliant with set performance criteria determined by government and industry bodies.

To support this, Sonic's operating policies and procedures are overseen by internal quality assurance and workplace health and safety managers who review operational compliance.

In addition, practising pathologists and radiologists are required to be registered and licensed in accordance with Medical Board and Government regulations. The accreditation and licensing of locations, equipment and personnel is subject to regular, random audits by Government experts and medical peer groups. Sonic also undertakes internal reviews to ensure continued best practice and compliance.

Sonic's established procedures, focus on best practice, structured staff training and the external review activities serve to mitigate operational risk and support regulatory compliance.

(d) Managing Director and Finance Director sign-off

Sonic has adopted a policy requiring the Managing Director and the Finance Director to state to the board in writing that to the best of their knowledge the integrity of the financial statements is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board, and which operates efficiently and effectively in all material respects.

4. Ethical standards

The company has adopted a Code of Ethics policy that outlines the standards required so that the directors and management conduct themselves with the highest ethical standards. All employees of the company and its controlled entities are informed of the Code. The directors regularly review this code to ensure it reflects best practice in corporate governance. The Code is further supported by the Sonic Core Values.

5. Continuous disclosure

The Company Secretary has been nominated as the person responsible for communications with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

Sonic has formalised its policies and procedures on information disclosure in a Policy on Continuous Disclosure. The Policy focuses on continuous disclosure of any information concerning the company and its controlled entities that a reasonable person would expect to have a material effect on the price of the company's securities, and sets out management's responsibilities and reporting procedures in this regard.

All information disclosed to the ASX is posted on the company's website as soon as it is disclosed to the ASX. When analysts are briefed on aspects of the company's operations, the material used in the presentation is released to the ASX and posted on the company's website.

6. The role of shareholders

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the Group's state of affairs. Information is communicated to shareholders as follows:

- the annual report is available to all shareholders on the company's website and is distributed to those shareholders who elect to receive it. The board ensures that the annual report includes relevant information about the operations of the Group during the year, changes in the state of affairs of the Group and details of likely future developments, in addition to the other disclosures required by law;
- proposed major changes in the Group which may impact on share ownership rights are submitted to a vote of shareholders.

To further facilitate communication with shareholders the company has established electronic shareholder communication processes via its share registry. Shareholders are able to access annual reports, notices of meetings, proxy forms and voting, and electronic statements (e.g. holding statements) by email. The company has an arrangement with eTree by which it donates $1 to Landcare Australia for each shareholder email address recorded.

The board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the Group's strategy and goals. Important issues are presented to the shareholders as single resolutions.

The shareholders are responsible for voting on the appointment of directors.

7. External auditors

The company's policy is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually. Sonic requires its external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the auditor's report. It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee.

8. Performance evaluation of the board, its committees and directors, and key executive officers

(a) The board and its committees

The board carries out an annual evaluation of its own performance in meeting its key responsibilities in accordance with the Board Charter, by undertaking the following activities:

- the Chairman discusses with each director their individual performance and ideas for improvement based on surveys completed by each director assessing their own and each other directors' performance, and
- the board as a whole discusses and analyses its own performance including suggestions for change or improvement. This includes an assessment of the extent to which the board has discharged its responsibilities as set out in the Board Charter.

The performance review covers matters such as contribution to strategy development, interaction with management, operation and conduct of meetings, and specific performance objectives for the year ahead.

The board also obtains feedback on their performance and operations from key people such as the external auditors.

Each committee of the board is required to undertake an annual performance evaluation and report the results of this review to the board.

Performance evaluation results are discussed by the board, and initiatives undertaken, where appropriate, to strengthen the effectiveness of the board's operation and that of its committees. The board periodically reviews the skills, experience and expertise of its directors and its practices and procedures for both the present and future needs of the company.

(b) The Managing Director and Finance Director

The performances of the Managing Director and Finance Director are formally reviewed by the board. The performance criteria include:

- economic results of the Group.
- fulfilment of objectives and duties.
- personnel and resource management.
- personal conduct and Sonic Core Values.
- corporate governance and compliance.
- risk management.
- feedback from clients and investors.

Performance evaluation results are considered by the Remuneration Committee in determining the level and structure of remuneration for the Managing Director and Finance Director.

(c) Key executives

The Managing Director evaluates key executives at least annually with qualitative and quantitative measures against agreed business and personal objectives. These business and personal objectives are consistent with those used in the performance reviews for the Managing Director and Finance Director.

Sonic Healthcare Limited ABN 24 004 196 909
Financial report
30 June 2007

Contents

Income statements

For the year ended 30 June 2007

	Notes	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Revenue from operations	3	**1,877,682**	1,645,184	**143,239**	114,773
Other income	4	**8,399**	11,183	**25**	2,443
Total revenue		**1,886,081**	1,656,367	**143,264**	117,216
Labour and related costs		**(846,022)**	(745,392)	**(7,288)**	(5,675)
Consumables used		**(286,927)**	(247,158)	**(42)**	-
Operating lease rental expense	5	**(84,287)**	(80,127)	**-**	-
Depreciation and amortisation of physical assets	5	**(62,105)**	(54,274)	**(644)**	(528)
Borrowing costs expense	5	**(54,302)**	(42,925)	**(1,305)**	(121)
Transportation		**(51,420)**	(44,300)	**-**	-
Utilities		**(42,345)**	(37,821)	**(355)**	(367)
Repairs and maintenance		**(42,113)**	(38,343)	**-**	-
Amortisation of intangibles	5	**(2,633)**	(1,823)	**-**	-
Other expenses from ordinary activities		**(123,471)**	(100,429)	**(955)**	(809)
Profit from ordinary activities before income tax expense		**290,456**	263,775	**132,675**	109,716
Income tax expense	7	**(80,402)**	(77,960)	**(3,902)**	(2,071)
Profit from ordinary activities after income tax expense		**210,054**	185,815	**128,773**	107,645
Net (profit) attributable to minority interests		**(11,982)**	(13,786)	**-**	-
Profit attributable to members of Sonic Healthcare Limited	31(b)	**198,072**	172,029	**128,773**	107,645

		Cents	Cents
Basic earnings per share	41	**66.6**	59.8
Diluted earnings per share	41	**65.5**	58.6

The above income statements should be read in conjunction with the accompanying notes.

Balance sheets
As at 30 June 2007

	Notes	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Current assets					
Cash assets and cash equivalents	42(a)	**35,960**	68,156	**792**	139
Other financial assets	8	**4,759**	3,357	**-**	-
Receivables	9	**247,601**	197,553	**11,202**	4,467
Inventories	10	**32,429**	26,926	**-**	-
Other	11	**20,650**	16,174	**168**	152
Total current assets		**341,399**	312,166	**12,162**	4,758
Non-current assets					
Receivables	12	**4,245**	4,452	**494,409**	398,015
Other financial assets	13	**6,931**	8,068	**1,237,213**	1,080,160
Property, plant and equipment	14	**371,226**	306,800	**57,533**	10,929
Investment properties	15	**-**	-	**28,516**	22,844
Intangible assets	16	**2,149,437**	1,690,239	**-**	-
Deferred tax assets	17	**24,932**	31,611	**-**	11
Other	18	**2,292**	1,051	**-**	-
Total non-current assets		**2,559,063**	2,042,221	**1,817,671**	1,511,959
Total assets		**2,900,462**	2,354,387	**1,829,833**	1,516,717
Current liabilities					
Payables	19	**158,356**	122,319	**11,460**	3,303
Interest bearing liabilities	20	**455,689**	28,403	**143,847**	-
Current tax liabilities	21	**4,888**	12,505	**-**	656
Provisions	22	**78,639**	70,545	**-**	-
Other financial liabilities	23	**542**	-	**-**	-
Other	24	**7,468**	6,873	**-**	-
Total current liabilities		**705,582**	240,645	**155,307**	3,959
Non-current liabilities					
Payables	25	**-**	-	**371,821**	293,599
Interest bearing liabilities	26	**719,567**	782,253	**-**	-
Deferred tax liabilities	27	**11,076**	7,052	**1,226**	-
Provisions	28	**19,413**	18,592	**-**	-
Other	29	**6,379**	3,500	**-**	-
Total non-current liabilities		**756,435**	811,397	**373,047**	293,599
Total liabilities		**1,462,017**	1,052,042	**528,354**	297,558
Net assets		**1,438,445**	1,302,345	**1,301,479**	1,219,159
Equity					
Parent Company interest					
Contributed equity	30	**1,242,859**	1,181,978	**1,278,267**	1,211,620
Reserves	31(a)	**12,397**	9,542	**29,052**	15,098
Accumulated profit/(loss)	31(b)	**164,220**	93,202	**(5,840)**	(7,559)
Total Parent Company interest		**1,419,476**	1,284,722	**1,301,479**	1,219,159
Minority interests		**18,969**	17,623	**-**	-
Total equity		**1,438,445**	1,302,345	**1,301,479**	1,219,159

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of changes in equity

For the year ended 30 June 2007

	Consolidated Group		Parent Company	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Total equity at the beginning of the year	**1,302,345**	945,265	**1,219,159**	924,595
Adjustment on initial adoption of AASB 132 and AASB 139:				
Retained profits	-	(1,353)	-	(1,353)
Reserves	-	516	-	-
Exchange differences on translation of foreign operations	**(14,141)**	(3,567)	-	-
Cash flow hedges (net of tax)	**1,007**	1,118	-	-
Net income recognised directly in equity	**(13,134)**	(3,286)	-	(1,353)
Profit for the year	**210,054**	185,815	**128,773**	107,645
Total recognised income and expense for the year	**196,920**	182,529	**128,773**	106,292
Transactions with equity holders in their capacity as equity holders:				
Contributions of equity, net of transaction costs	**3,949**	271,455	**3,949**	271,455
Dividends paid	**(127,054)**	(107,539)	**(127,054)**	(107,539)
Share options	**7,564**	-	**7,564**	-
Equity remuneration expense	**7,089**	5,511	**6,962**	5,505
Payments made by subsidiary entities to the Parent Company in respect of shares issued under the Sonic Healthcare Limited Employee Option Plan	-	-	**5,766**	18,851
Minority interest on acquisition of subsidiary	-	7,119	-	-
Equity issued in subsidiaries to minorities	**4,460**	-	-	-
Value of shares issued as part consideration for acquisition of minority interests	**56,360**	-	**56,360**	-
Acquisition of minority interests in controlled entities	**(13,407)**	-	-	-
Fair value adjustments to minority interests at acquisition	**2,002**	-	-	-
Distribution to minority interests in subsidiaries	**(1,783)**	(1,995)	-	-
Total equity at the end of the year	**1,438,445**	1,302,345	**1,301,479**	1,219,159
Total recognised income and expense for the year is attributable to:				
Members of Sonic Healthcare Limited	**186,951**	168,655	**128,773**	106,292
Minority interests	**9,969**	13,874	-	-
	196,920	182,529	**128,773**	106,292

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Cash flow statements
For the year ended 30 June 2007

	Notes	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**1,919,997**	1,703,951	**57**	31
Payments to suppliers and employees (inclusive of goods and services tax)		**(1,536,825)**	(1,341,994)	**(1,858)**	(925)
		383,172	361,957	**(1,801)**	(894)
Dividends received from controlled entities		**-**	-	**124,360**	104,997
Interest received		**3,829**	2,490	**2,721**	1,633
Other revenue from controlled entities		**-**	-	**15,684**	3,072
Borrowing costs		**(53,632)**	(45,936)	**(878)**	(121)
Income taxes paid		**(65,434)**	(71,303)	**(44,453)**	(18,390)
Reimbursements received from tax consolidated entities		**-**	-	**37,170**	13,579
Net cash inflow from operating activities	42(b)	**267,935**	247,208	**132,803**	103,876
Cash flows from investing activities					
Payment for purchase of controlled entities, net of cash acquired	33(c)	**(486,101)**	(419,373)	**-**	-
Payments for property, plant and equipment, and intangibles		**(129,206)**	(97,968)	**(43,767)**	(9,231)
Proceeds from sale of non-current assets		**6,281**	9,497	**-**	4,464
Payments for investments		**(2,186)**	(1,162)	**(149,881)**	(2,569)
Loans to controlled entities		**-**	-	**(72,577)**	(305,582)
Payments from restructuring and surplus leased space provisions		**(5,386)**	-	**-**	-
Repayment of loans by other entities		**4,796**	2,237	**-**	-
Repayment of loans by controlled entities		**-**	-	**-**	10,000
Loans to other entities		**(3,620)**	(1,328)	**-**	-
Net cash (outflow) from investing activities		**(615,422)**	(508,097)	**(266,225)**	(302,918)
Cash flows from financing activities					
Proceeds from issues of shares and other equity securities		**4,119**	270,514	**3,949**	289,365
Proceeds from borrowings		**733,808**	988,721	**147,953**	-
Loans from controlled entities		**-**	-	**109,227**	17,291
Repayment of borrowings		**(283,954)**	(857,133)	**-**	-
Dividends paid to company's shareholders	6	**(127,054)**	(107,539)	**(127,054)**	(107,539)
Dividends paid to minority interests in subsidiaries		**(2,604)**	(1,995)	**-**	-
Net cash inflow/(outflow) from financing activities		**324,315**	292,568	**134,075**	199,117
Net (decrease)/increase in cash and cash equivalents		**(23,172)**	31,679	**653**	75
Cash and cash equivalents at the beginning of the financial year		**68,156**	31,914	**139**	64
Effects of exchange rate changes on cash and cash equivalents		**(9,024)**	4,563	**-**	-
Cash and cash equivalents at the end of the financial year	42(a)	**35,960**	68,156	**792**	139
Financing arrangements	20, 26				
Non-cash financing and investing activities	42(c)				

The above cash flow statements should be read in conjunction with the accompanying notes.

Contents

Note 1 Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

The financial report includes separate financial statements for Sonic Healthcare Limited as an individual entity ("Parent Company"), and financial statements for the Consolidated Group ("the Group") consisting of Sonic Healthcare Limited and its subsidiaries.

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRS

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the consolidated financial statements and notes of Sonic Healthcare Limited comply with International Financial Reporting Standards ("IFRS"). The Parent Company financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent companies in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Disclosure and Presentation.*

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

Working capital deficiency

The financial statements for the Group and Parent Company have been prepared on a going concern basis. The Group and Parent Company are required to show the full amount drawn (Group: $430M, Parent Company: $143M) as at 30 June 2007 of the Group's $500M acquisition bridge debt facility as a current liability, as it expires in November 2007. As a result the Group's Balance Sheet shows a deficiency of working capital of $364M and the Parent Company a deficiency of $143M. Since balance date the Group has arranged a further tranche in the bridge debt facility of $400M, expiring in March 2008, to finance the Bioscientia Healthcare Group acquisition. The Group intends to repay the bridge facilities using a combination of the $400M of equity raised by the underwritten placement undertaken on 23 August 2007 and senior debt, and foresees no difficulties in doing so. The Group is currently in the process of increasing the size of its syndicated senior debt facility and indicative interest from banks has been strong.

(b) Principles of consolidation

The Consolidated Group financial statements incorporate the assets and liabilities of all entities controlled by Sonic Healthcare Limited as at 30 June 2007 and the results of all controlled entities for the year then ended. Sonic Healthcare Limited and its controlled entities together are referred to in this financial report as the Group or the Consolidated Group.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests in the results and equity of controlled entities are shown separately in the consolidated income statement and balance sheet respectively. The Group applies a policy of treating transactions with owners of minority interests in its subsidiaries as transactions with parties external to the Group. The acquisition by the Group of minority interests results in the recognition of goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.

Where control of an entity is obtained during a reporting period, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a reporting period its results are included for that part of the period during which control existed.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to Note 1(e)). Investments in subsidiaries are accounted for at cost in the individual financial statements of Sonic Healthcare Limited.

Note 1 Summary of significant accounting policies (continued)

(c) Income tax

The income tax expense or benefit for the period is the tax payable or receivable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses. Income tax on cumulative temporary differences is set aside to the deferred income tax liability or the future income tax benefit accounts at the rates which are expected to apply when those temporary differences reverse.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax Consolidation Legislation
Sonic Healthcare Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation with effect from 30 June 2004, and have notified the Australian Taxation Office of this event. The head entity, Sonic Healthcare Limited, and the controlled entities in the tax consolidated group account for their own deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone tax payer in its own right. In addition to its own current and deferred tax amounts Sonic Healthcare Limited, as the head entity in the tax consolidated group, also recognises the current tax liabilities (or assets) assumed from the controlled entities in the tax consolidated group. Under tax sharing and funding agreements amounts receivable or payable between the tax consolidated entities are recognised within amounts receivable/payable to controlled entities.

(d) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The Group's financial statements are presented in Australian dollars, which is Sonic Healthcare Limited's functional and presentation currency.

(ii) Transactions
Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At the balance sheet date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting foreign exchange differences are recognised in the income statement except where they are deferred in equity of cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

(iii) Foreign controlled entities
The assets and liabilities of foreign controlled entities are translated into Australian currency at rates of exchange current at the balance sheet date, while their income and expenses are translated at the average of rates ruling during the year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

Differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity are taken directly to the foreign currency translation reserve.

Note 1 Summary of significant accounting policies (continued)

(e) Business combinations

The purchase method of accounting is used for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, equity instruments issued or liabilities undertaken at the date of acquisition, plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Identifiable assets acquired and liabilities and contingent liabilities assumed in an acquisition are measured initially at their fair values at the acquisition dates, irrespective of the extent of any minority interest. Goodwill is brought to account on the basis described in Note 1(m)(i).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired exceeds the cost of acquisition, the difference, representing a discount on acquisition, is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

(f) Revenue recognition

Revenue is measured at fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, duties and taxes paid. The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. Revenue is recognised for the major business activities as follows:

(i) Medical services

Medical services revenue is recognised on a completed test or service basis.

(ii) Other services

Revenue from other services is recognised when the service has been provided.

(iii) Rental income

Rental income is recognised by allocating minimum lease payments on a basis representative of the pattern of services rendered through the provision of the leased asset.

(iv) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that these grants will be received and the Group has complied with all attached conditions. At the time of income recognition, there are no unfulfilled conditions or other contingencies attached to these grants. Government grants related to income are presented as a credit in the income statement and are recognised as income on a systematic and rational basis over the periods necessary to match them with the related costs.

(g) Receivables

All trade debtors are initially recognised at their fair value being the amounts receivable. Trade debtors are generally settled within 40 days.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off in the period in which they are identified. A provision for impairment of receivables is raised during the year where there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables and adjusted following a review of all outstanding amounts at the balance sheet date.

Note 1 Summary of significant accounting policies (continued)

(h) Inventories

Inventories, comprising consumable stores stock, are valued at the lower of cost and net realisable value. Costs are assigned to individual items of inventory on the first in, first out (FIFO) basis.

(i) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(j) Investments and other financial assets

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

With the exception of loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Changes in fair value are either taken to the income statement or an equity reserve depending upon the classification of the investment.

(i) Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The assets in this category are classified as current assets.

(ii) Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the reporting date, which are classified as current assets.

(iv) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Investments are initially recognised at fair value plus transaction costs associated with the investment for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Note 1 Summary of significant accounting policies (continued)

Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as 'available-for-sale' are recognised in equity in the available-for-sale investments revaluation reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of any quoted investments accounted at 'fair value through profit and loss' are based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and appropriate pricing models.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

(k) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Depreciation is calculated using the straight-line method to allocate the net cost of each item of property, plant and equipment (excluding land), net of their residual values over their estimated useful lives to the Group. Land is not depreciated. Estimates of remaining useful lives and residual values are made on a regular basis for all assets, with annual reassessments for major items. The estimated useful lives are as follows:

Buildings and improvements	40 years
Plant and equipment	3 - 15 years

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the Group, whichever is the shorter (generally 7- 40 years).

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value of the asset is greater than its estimated recoverable amount. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of fair value less costs to sell and value in use. An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

(l) Leases

Finance leases, which transfer to Sonic substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are charged to the income statement.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Note 1 Summary of significant accounting policies (continued)

Future payments for surplus leased space under non-cancellable operating leases are recognised as a liability, net of sub-leasing revenue, in the period in which it is determined that the leased space will be of no future benefit to the Group.

(m) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of the business combination over the acquirer's interest in the net fair value of identifiable assets and liabilities acquired at the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Any goodwill acquired is allocated to each of the cash-generating units ("CGUs") expected to benefit from the combination's synergies. The goodwill allocated to the CGUs for the purpose of assessing impairment are identified according to business segment (pathology and radiology) and country of operation (Australia and New Zealand, UK, US, Germany and Switzerland). Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii) Intangible assets acquired from a business combination

Intangible assets acquired from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to the class of intangible assets.

The useful lives of these intangible assets are assessed to be either finite or indefinite.

Where amortisation is charged on assets with finite lives, this expense is taken to the income statement.

Intangible assets (other than software development costs) created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

Intangible assets are tested for impairment where an indicator of impairment exists, and in the case of indefinite life intangibles annually, either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Included in intangibles is the value of certain brand names acquired as part of the purchase of certain pathology businesses and controlled entities. No deferred tax assets relating to these brand names have been recognised.

The Group's brand names have been assessed as having an indefinite useful life after consideration of the following factors:

- the length of time during which the brand name has been in use.
- the stability of the healthcare industry.
- the market perception and recognition of the brands which have consistently facilitated the retention and growth of revenue in both the local and national market places.
- active promotion of the brands in the marketplace.
- brand names are a registered legal trademark of the business. The registration of brands is renewable at minimal cost and minimal difficulty.

Note 1 Summary of significant accounting policies (continued)

(iii) Software development

Expenditure on software development is capitalised when its future recoverability can reasonably be assured and the costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised software development costs are recorded as finite life intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its estimated useful life of 10 years. Capitalised development expenditure is stated at cost less accumulated amortisation. The carrying value is reviewed for impairment annually, or more frequently if an indicator of impairment arises.

Gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

(n) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(o) Interest bearing liabilities

All loans and borrowings are initially recognised at cost. Thereafter interest bearing loans and borrowings are measured at amortised cost using the effective interest method. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(p) Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. Changes in fair value are either taken to the income statement or an equity reserve (refer below). The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either fair value hedges or cash flow hedges.

The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expense.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss. The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in the income statement within borrowing costs expense.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Note 1 Summary of significant accounting policies (continued)

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement and are included in other income or other expenses.

The fair value of the Group's cash flow hedges are determined by external advisors using appropriate valuation techniques.

(q) Fair valuation estimation

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii) Investment property

An external, independent valuation company, having appropriate recognised professional qualifications and recent experience in the location and category of property being valued, values the Group's investment property portfolio. The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of the valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

(iii) Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business.

(iv) Trade and other receivables

The carrying value less impairment provision of trade and other receivables are assumed to approximate their fair values due to their short-term nature.

(v) Derivatives

The fair value of interest rate swap contracts is calculated as the present value of the estimated future cash flows.

(vi) Non-derivative financial liabilities

The carrying value of non-derivative financial liabilities are assumed to approximate their fair value due to their short term nature.

(vii) Share-based payment transactions

The fair value of shares and options at grant date have been determined using a pricing model consistent with the Black Scholes methodology. Inputs to the valuation model include the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the current price and expected price volatility of the underlying share, the expected dividend yield and risk-free interest rate for the term of the option.

Note 1 Summary of significant accounting policies (continued)

(r) Employee benefits

(i) Wages and salaries, annual leave
Liabilities for wages and salaries and annual leave are recognised, and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave
The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the current provision for employee benefits and is measured in accordance with (i) above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the non-current provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iii) Retirement benefit obligations
Certain employees of the Group are entitled to benefits from defined contribution superannuation plans on retirement, disability or death. The defined contribution plans receive fixed contributions from Group companies and the Group's legal or constructive obligation is limited to these contributions.

Contributions to the defined contribution plans are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Following the acquisition of the Medica Laboratory Group on 30 May 2007, the Group now also has a defined benefit plan in relation to certain employees, which provides defined lump sum benefits based on years of service and final average salary.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries using the projected unit credit method. Consideration is given to expected future wages and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the period in which they occur.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Note 1 Summary of significant accounting policies (continued)

(iv) *Profit sharing and bonus plans*
A liability for employee benefits in the form of profit sharing and bonus plans is recognised in other creditors when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit
- the amounts to be paid are determined before the time of completion of the financial report, or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for profit sharing and bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(v) *Employee benefit on-costs*
Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(vi) *Equity-based compensation benefits*
Share-based compensation benefits are provided to employees under various plans. Information relating to these plans is set out in Note 39.

The fair value of equity remuneration granted under the various employee plans is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the shares and options ("the vesting period").

The fair value at grant date is determined using a pricing model consistent with the Black Scholes methodology that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the arrangement.

The fair value of the options and shares granted is adjusted to reflect market vesting conditions but excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of shares and options that are expected to vest. At each balance sheet date, the entity revises its estimate of the number of shares and options that are expected to vest. The employee benefit expense recognised each period takes into account the most recent estimate.

No expense is recognised for shares and options that do not ultimately vest.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

The dilutive effect, if any, of outstanding shares and options is reflected as additional share dilution in the calculation of diluted earnings per share.

The Parent Company issues options to employees of subsidiary companies as part of the Group's remuneration strategy. When options are exercised, the subsidiary company reimburses the Parent Company for the excess of the market price at the time of exercise over the exercise price. These amounts are credited to contributed equity in the Parent Company's accounts, and eliminated on consolidation.

(vii) *Termination benefits*
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

Note 1 Summary of significant accounting policies (continued)

(s) Borrowing costs
Borrowing costs include:

- interest on bank overdrafts, short-term and long-term borrowings, including amounts paid or received on interest rate swaps
- amortisation of discounts or premiums relating to borrowings
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings
- finance lease charges

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. In these circumstances, borrowing costs are capitalised to the cost of the assets using the weighted average interest rate applicable to the entity's outstanding borrowings during the year.

(t) Contributed equity
Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition.

(u) Cash and cash equivalents
Cash and cash equivalents includes cash at bank and in hand, and deposits at call with financial institutions which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(v) Earnings per share

(i) Basic earnings per share
Basic earnings per share is calculated by dividing net profit after income tax attributable to members of the Parent Company by the weighted average number of ordinary shares on issue during the financial year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(w) Segment information
Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. The carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage.

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arms-length" basis and are eliminated on consolidation.

(x) Dividends
Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of a financial year but not distributed at balance date.

(y) Repairs and maintenance
Plant and equipment and premises occupied require repairs and maintenance from time to time in the course of operations. The costs associated with repairs and maintenance are charged as expenses as incurred, except where they relate to an improvement in the useful life of an asset, in which case the costs are capitalised and depreciated in accordance with Note 1(k).

Note 1 Summary of significant accounting policies (continued)

(z) Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group). A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

(aa) Investment property

Investment property, principally comprising freehold office buildings carried at cost in the Parent Company, is held for long term rental with certain subsidiaries. Rental income is charged to the profit and loss when due and receivable and depreciation charged straight line over the building's useful life of 40 years.

(ab) Provisions

Provisions are recognised when the Group has a present legal, equitable or constructive obligation as a result of past transactions or other past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

When there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. Any increase in the provision due to the passage of time is recognised as interest expense.

Surplus leased space provisions are recognised where the Group has identified surplus lease space for premises under non-cancellable operating leases. Surplus leased space provisions are based on rental lease commitments and expected sublease income over the term of the lease and are amortised to the profit and loss on a straight line basis over the term of the lease.

Restructuring provisions are recognised where the Group has completed a business combination where there is a detailed formal plan for the restructure, and a present obligation immediately prior to the business combination and its execution was not conditional upon it being acquired by the Group.

(ac) Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(ad) Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Note 1 Summary of significant accounting policies (continued)

(ae) Significant accounting estimates and assumptions

The preparation of financial statements in conformity with AIFRS requires the use of estimates and assumptions of future events to determine the carrying amounts of certain assets and liabilities. Key estimates and assumptions used in the preparation of the financial report are:

Impairment of goodwill and intangibles with indefinite useful lives
Sonic determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in Note 16.

Share-based payment transactions
Sonic measures the cost of equity settled share-based payments at fair value at the grant date using a pricing model consistent with the Black Scholes methodology, taking into account the terms and conditions upon which the instruments were granted, as discussed in Note 39.

Provisional accounting of business combinations
Sonic provisionally accounts for certain business combinations where the Group is in the process of ascertaining the fair values of the identifiable assets, liabilities and contingent liabilities acquired. In doing so, Sonic has relied on the best estimate of the identifiable assets, liabilities and contingent liabilities as disclosed in Note 33, until the quantification and treatment of items under review is complete.

(af) New accounting standards and interpretation

Certain new accounting standards and interpretations have been published that are not applicable for the Group for the financial year end 30 June 2007. The Group and the Parent Company have elected not to early adopt these new standards and interpretations. An assessment of the future impact of the new standards and interpretation is set out below.

(i) *AASB 7 Financial instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]*
AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group's and the Parent Company's financial instruments.

(ii) *AASB 1 Interim Financial Reporting and Impairment*
AASB-1 10 is applicable to reporting periods commencing on or after 1 November 2006. The Group has not and does not expect to recognise an impairment loss in relation to goodwill, investments in equity instruments or financial assets carried at cost in an interim reporting period. Application of the interpretation is therefore not expected to have any impact on the Group's or the Parent Company's financial statements.

(iii) *Revised AASB 101 Presentation of Financial Statements*
Revised AASB 101 is effective for reporting periods beginning on or after 1 January 2007. Application of the standard will not affect any of the amounts recognised in the financial statements and is also unlikely to affect disclosures.

(iv) *Interpretation 11 AASB 2 Share-based Payments Group and Treasury Share Transactions*
This interpretation addresses the classification of a share-based payment transaction (as equity or cash settled), in which equity instruments of the Parent Company or another group entity are transferred, in the financial statements of the entity receiving the services. Interpretation 11 will become mandatory for the Group's 2008 financial report. Interpretation 11 is not expected to have any impact on the financial report of the Group. The effect of the interpretation on the Parent Company for the current financial year would be to increase its profit by $6,962,000.

Note 1 Summary of significant accounting policies (continued)

(v) *AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 and AASB 2007-3*
AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009. These standards are only concerned with disclosures and will not affect any of the amounts recognised in the financial statements.

(vi) *AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments and AASB 2007-7 Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128] AASB 2007-4 and AASB 2007-7*
AASB 2007-4 and AASB 2007-7 are applicable to annual reporting periods beginning on or after 1 July 2007. Application of the standards will impact disclosures, however it is unlikely to affect any of the amounts recognised in the financial statements.

(vii) *AASB 123 (amended) Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123*
AASB 123 and AASB 2006-7 require that all borrowing costs associated with a qualifying asset must be capitalised. These amendments are applicable to annual reporting periods ending on or after 1 January 2009. The adoption of these amendments will have no effect on the Group as they reflect the Group's current practice.

(viii) *IFRIC Interpretation 14 IAS 19 – The Asset Ceiling: Availability of Economic Benefits and Minimum Funding Requirement*
This interpretation aims to clarify how to determine in normal circumstances the limit on the assets that an employer's balance sheet may contain in respect of its defined benefit plans. The interpretation is applicable to annual reporting periods ending on or after 1 January 2008. The interpretation is not expected to have a material impact on the Group's financial statements.

Note 2 Segment information

Business segments
The Group's primary segment reporting format is business segments. The Group delivers medical diagnostic services in the following segments:

(i) Pathology
Pathology services provided in Australia, New Zealand, the United Kingdom, Germany, the United States of America and, following the acquisition of the Medica Laboratory Group on 30 May 2007, Switzerland.

(ii) Radiology
Radiology and diagnostic imaging services provided across Australia, New Zealand and in Hong Kong (prior to its disposal during the year).

(iii) Other
Includes the corporate office function and other minor operations. This segment also includes the consolidated results of Independent Practitioner Network Limited (IPN).

Geographical segments
The Group operates predominantly in three geographical areas:

(i) Australia/New Zealand
The home country of the Parent Company and New Zealand, incorporating both pathology and radiology activities. This segment also includes the consolidated results of IPN.

(ii) The United States of America
This segment includes CPL from 1 October 2005, plus other pathology operations acquired since that date.

(iii) Europe and Other
Includes results of the Group's pathology operations in the United Kingdom, Germany, Switzerland (from 30 May 2007) and radiology in Hong Kong (prior to its disposal during the year). None of these constitutes a separately reportable segment.

Note 2 Segment information (continued)

Primary Reporting – Business Segments

2007	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated Group $'000
Revenue					
External sales	1,460,989	326,257	86,607	-	1,873,853
Inter segment sales	182	366	3,444	(3,992)	-
Other income	266	59	8,074	-	8,399
Total segment revenue	1,461,437	326,682	98,125	(3,992)	1,882,252
Interest income					3,829
Total segment revenue					**1,886,081**
Result					
Segment result before interest and tax	302,141	45,177	(6,389)	-	340,929
Unallocated net interest expense					(50,473)
Profit before tax					290,456
Income tax expense					(80,402)
Profit after income tax expense					**210,054**
Segment assets	2,229,348	530,436	1,319,118	(1,178,440)	**2,900,462**
Segment liabilities	333,618	231,452	43,445	(321,754)	286,761
Unallocated liabilities					1,175,256
Total liabilities					1,462,017
Acquisition of property, plant and equipment and identifiable intangible assets*	59,035	25,443	66,413	-	**150,891**
Depreciation and amortisation expense	31,649	28,086	5,003	-	**64,738**
Other non cash expenses	6,004	1,168	1,586	-	**8,758**

*Note that this includes property, plant and equipment and identifiable intangible assets acquired as part of business acquisitions.

Note 2 Segment information (continued)

Primary Reporting – Business Segments

2006	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated Group $'000
Revenue					
External sales	1,243,553	313,011	86,130	-	1,642,694
Inter segment sales	2	614	3,002	(3,618)	-
Other income	-	617	10,566	-	11,183
Total segment revenue	1,243,555	314,242	99,698	(3,618)	1,653,877
Interest income					2,490
Total segment revenue					**1,656,367**
Result					
Segment result before interest and tax	259,062	52,047	(6,899)	-	304,210
Unallocated net interest expense					(40,435)
Profit before tax					263,775
Income tax expense					(77,960)
Profit after income tax expense					**185,815**
Segment assets	1,671,607	536,391	1,016,710	(870,321)	**2,354,387**
Segment liabilities	282,025	216,574	8,528	(265,741)	241,386
Unallocated liabilities					810,656
Total liabilities					**1,052,042**
Acquisition of property, plant and equipment and identifiable intangible assets*	51,850	41,012	24,849	-	**117,711**
Depreciation and amortisation expense	25,963	24,619	5,515	-	**56,097**
Other non cash expenses	3,342	627	729	-	**4,698**

*Note that this includes property, plant and equipment and identifiable intangible assets acquired as part of business acquisitions.

Secondary Reporting – Geographic Segments

	Segment revenues from sales to external customers		Segment assets		Acquisition of property, plant and equipment and identifiable intangible assets	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000	**2007 $'000**	2006 $'000
Australia/New Zealand	**1,284,778**	1,212,260	**1,632,085**	1,519,068	**117,325**	87,471
United States of America	**319,995**	180,622	**785,458**	478,121	**17,988**	20,297
Europe and Other	**269,080**	249,812	**482,919**	357,198	**15,578**	9,943
Total	**1,873,853**	1,642,694	**2,900,462**	2,354,387	**150,891**	117,711

Note 3 Revenue

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Services revenue				
Medical services revenue	**1,846,843**	1,626,795	**-**	-
Other revenue				
Management fees from subsidiaries	**-**	-	**1,200**	1,300
Dividends from subsidiaries	**-**	-	**123,978**	105,379
Interest received or due and receivable from:				
Subsidiaries	**-**	-	**2,758**	2,205
Other entities	**3,829**	2,490	**388**	271
Rental income from:				
Subsidiaries	**-**	-	**3,494**	3,046
Other entities	**11,339**	10,506	**24**	26
Other revenue from:				
Subsidiaries	**-**	-	**11,369**	2,545
Other entities	**15,671**	5,393	**28**	1
	30,839	18,389	**143,239**	114,773
Revenue from operations	**1,877,682**	1,645,184	**143,239**	114,773

Note 4 Other income

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Government grants	**8,399**	6,557	**-**	-
Net gain on disposal of non-current assets	**-**	4,626	**-**	2,443
Net foreign exchange gains	**-**	-	**25**	-
	8,399	11,183	**25**	2,443

Note 5 Expenses

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Profit before income tax includes the following specific expenses				
Net foreign exchange losses	**22**	-	-	12
Finance costs				
Finance charges on capitalised leases and hire purchase agreements	**2,106**	3,409	-	-
Subsidiaries	-	-	**346**	-
Other entities	**52,196**	39,516	**959**	121
Total borrowing costs	**54,302**	42,925	**1,305**	121
Bad and doubtful debts				
Trade debtors	**29,614**	15,584	-	-
Amortisation of				
Intangibles	**2,633**	1,823	-	-
Leased plant and equipment	**9,215**	11,756	-	-
Total amortisation	**11,848**	13,579	-	-
Depreciation of				
Plant and equipment	**51,322**	40,713	-	-
Buildings	**1,568**	1,805	**644**	528
Total depreciation	**52,890**	42,518	**644**	528
Net loss on disposal of property, plant and equipment	**3,102**	1,155	-	-
Rental expense relating to operating leases				
Minimum lease payments	**84,287**	80,127	-	-
Defined contribution superannuation expense	**51,329**	43,574	-	-

Note 6 Dividends

	Parent Company 2007 $'000	Parent Company 2006 $'000
Dividends paid on ordinary shares		
Final dividend for the year ended 30 June 2006 of 26 cents (2005: 23 cents) per fully paid share paid on 19 September 2006 (2005: 19 September 2005), fully franked based on tax paid at 30%	**76,784**	63,367
Interim dividend for the year ended 30 June 2007 of 17 cents (2006: 15 cents) per fully paid share paid on 28 March 2007 (2006: 20 March 2006), fully franked based on tax paid at 30%	**50,270**	44,172
Total dividends paid	**127,054**	107,539

The Company's Dividend Reinvestment Plan (DRP) remained suspended for these dividends.

Dividends not recognised at year end

	Parent Company 2007 $'000	Parent Company 2006 $'000
In addition to the above dividends, since year end the directors have declared the payment of a final dividend of 29 cents (2006: 26 cents) per fully paid ordinary share, fully franked based on tax paid at 30%. The aggregate amount of the final dividend paid on 20 September 2007 out of 2007 profits, but not recognised as a liability at year end is	**95,248**	76,784

Franked dividends

The 2007 final dividend declared after the year end will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2008.

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Franking credits available at the year end for subsequent financial years based on a tax rate of 30%	**73,285**	83,137	**73,131**	83,129

The consolidated amounts include franking credits that would be available to the Parent Company if distributable profits of subsidiaries not part of the Australian tax Group were paid as dividends. Under the tax consolidation legislation all of the franking credits of the Australian tax consolidated group are held by the Parent Company.

The impact on the franking account of the dividend declared by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $37,308,000 (2006: $32,907,000).

	Consolidated Group		Parent Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Note 7 Income Tax				
(a) Income tax expense				
Current tax	**63,654**	70,101	**3,463**	1,591
Deferred tax	**16,627**	7,636	**1,237**	480
Under/(over) provision in prior years	**121**	223	**(798)**	-
	80,402	77,960	**3,902**	2,071
Deferred income tax expense included in income tax expense comprises:				
Decrease/(increase) in deferred tax assets (Note 17)	**13,322**	7,657	**11**	930
(Decrease)/increase in deferred tax liabilities (Note 27)	**3,305**	(21)	**1,226**	(450)
	16,627	7,636	**1,237**	480
(b) Reconciliation of income tax expense on pre tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:				
Profit before income tax expense	**290,456**	263,775	**132,675**	109,716
Tax at the Australian tax rate of 30% (2006 - 30%)	**87,137**	79,133	**39,803**	32,914
Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:				
Tax offset for franked dividends	**-**	-	**(37,193)**	(31,614)
Deductible expenditure capitalised	**(1,399)**	-	**-**	-
Sundry items	**(5,336)**	(1,173)	**1,292**	771
Income tax expense	**80,402**	77,960	**3,902**	2,071
(c) Amounts recognised directly in equity				
Aggregate deferred tax arising in the reporting period and not recognised in net profit or loss but directly credited to equity*	**-**	941	**-**	941

* The movement in equity is shown net of tax

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000

Note 7 Income Tax (continued)

(d) Tax losses

Deferred tax assets of $20,637,000 (2006: $15,322,000) on the Group's balance sheet at 30 June 2007 relate to tax losses (Note 17). These tax losses were acquired as part of the acquisitions of the Schottdorf Group in the 2004 financial year, IPN in the 2005 financial year and AEL in the 2007 financial year. A deferred tax asset has been recognised in the current year of $6,220,000 in relation to the IPN tax losses of prior years. However as the losses relate to periods prior to the Group gaining control of IPN, the Group is required to treat the credit as a reduction of goodwill on consolidation, rather than as an increase in profit.

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
The directors estimate that the potential deferred tax asset at 30 June 2007 in respect of tax losses not brought to account is:	**5,347**	13,467	**-**	-

This benefit of tax losses, which were acquired in the Omnilabs Pathology acquisition in the 2004 financial year (2006: Omnilabs and IPN), will only be obtained if:

(i) the Group derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or
(ii) the losses are transferred to an eligible entity in the Group, and
(iii) the Group continues to comply with the conditions for deductibility imposed by tax legislation, and
(iv) no changes in tax legislation adversely affect the Group in realising the benefit from the deductions for the losses.

(e) Unrecognised temporary differences

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Temporary differences relating to investments in subsidiaries for which deferred tax assets and liabilities have not been recognised				
Foreign currency translation	**(19,340)**	(7,212)	**-**	-
Undistributed earnings	**17,565**	13,216	**-**	-
	(1,775)	6,004	**-**	-

A deferred tax asset has not been recognised in respect of temporary differences arising as a result of the translation of the financial statements of the Group's overseas subsidiaries. The deferred tax asset will only arise in the event of disposal of the subsidiaries, and no such disposals are expected in the foreseeable future.

Certain subsidiaries of Sonic Healthcare Limited have undistributed earnings which, if paid out as dividends, would be unfranked and therefore subject to tax in the hands of the recipient. A taxable temporary difference exists, however no deferred tax liability has been recognised as the Parent Company is able to control the timing of distributions from these subsidiaries and is not expected to distribute these profits in the foreseeable future.

(f) Tax consolidation legislation

Sonic Healthcare Limited and its wholly owned Australian subsidiaries implemented the Australian tax consolidation legislation at 30 June 2004. The accounting policy in relation to this legislation is set out in Note 1(c).

On adoption of the tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing funding agreement. In the opinion of the directors, the tax sharing agreement is a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by Sonic Healthcare Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Sonic Healthcare Limited for any current tax payable assumed and are compensated by Sonic Healthcare Limited for any current tax receivable and deferred tax assets related to unused tax losses or unused tax credits that are transferred to Sonic Healthcare Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities' financial statements.

Note 7 Income Tax (continued)

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payable.

	Consolidated Group		Parent Company	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000

Note 8 Other financial assets

Current				
Interest rate swaps and caps	**4,759**	3,357	**-**	-

Details of interest rate swaps and caps are outlined in Note 43.

Note 9 Receivables – current

Trade debtors	**225,130**	174,946	**-**	-
Less: Provision for impairment	**(34,921)**	(22,249)	**-**	-
	190,209	152,697	**-**	-
Accrued revenue	**21,812**	15,958	**-**	-
Tax receivable	**6,273**	9,167	**3,302**	-
Amounts owing from other entities	**3,336**	1,102	**-**	-
Dividend receivable from subsidiaries	**-**	-	**-**	382
Accrued amounts relating to subsidiaries (Note 40(c))	**-**	-	**7,435**	3,886
Sundry debtors	**25,971**	18,629	**465**	199
	247,601	197,553	**11,202**	4,467

Significant terms and conditions
Trade debtors are generally required to be settled within 30 days.

Sundry debtors generally arise from transactions outside the usual trading activities of the Group. Collateral is not normally obtained.

Transactions outside the usual operating activities of the Group have given rise to amounts owing from other entities. Interest is charged on these amounts at commercial rates and repayments are specified by agreements.

Note 10 Inventories – current

Consumable stores at cost	**32,429**	26,926	**-**	-

Note 11 Other – current

Prepayments	**20,650**	16,174	**168**	152

Note 12 Receivables – non-current

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Amounts owing from other entities	**4,327**	4,534	**82**	82
Less: Provision for doubtful debts	**(82)**	(82)	**(82)**	(82)
	4,245	4,452	**-**	-
Amounts receivable from subsidiaries (Note 40(c))	**-**	-	**494,409**	398,015
	4,245	4,452	**494,409**	398,015

Amounts owing from other entities
Transactions outside the usual operating activities of the Group give rise to these amounts receivable. Interest is charged at commercial rates and repayments are specified by agreements.

Amounts receivable from subsidiaries
The terms and conditions of amounts advanced by the ultimate Parent Company are detailed in Note 40.

Fair values
The fair value of non-current receivables approximates the carrying value.

Credit risk exposures
The credit risk on financial assets of the Group which have been recognised on the balance sheet, other than investments in shares, is generally the carrying amount, net of any provisions for impairment. Where entities have a right of set-off and intend to settle on a net basis, this set-off has been reflected in the financial statements in accordance with accounting standards.

The Group does not have any material exposure to any individual customer or counterparty other than government funded bodies in the countries in which the Group operates.

Note 13 Other financial assets – non-current

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Investments in other entities – at cost	**6,976**	8,111	**3,529**	1,990
Less: Provision for write down to recoverable amount	**(45)**	(43)	**(45)**	(43)
Investments in other entities – at recoverable amount	**6,931**	8,068	**3,484**	1,947
Shares in subsidiaries – at cost (Note 33)	**-**	-	**1,245,429**	1,089,913
Less: Provision for diminution in value	**-**	-	**(11,700)**	(11,700)
Shares in subsidiaries – at recoverable amount	**-**	-	**1,233,729**	1,078,213
	6,931	8,068	**1,237,213**	1,080,160

Investments in other entities
Investments in other entities have been written down to their assessed recoverable amount.

Non-current assets pledged as security
Refer to Note 36 for information on non-current assets pledged as security by the Parent Company or its subsidiaries.

Note 14 Property, plant and equipment – non-current

Consolidated Group	Freehold land & buildings $'000	Plant & equipment $'000	Leased plant & equipment $'000	Total $'000
At 1 July 2005				
Cost	67,896	364,711	106,219	538,826
Accumulated depreciation	(11,530)	(226,840)	(40,394)	(278,764)
Net book amount	56,366	137,871	65,825	260,062
Year ended 30 June 2006				
Opening net book amount at 1 July 2005	56,366	137,871	65,825	260,062
Additions	9,595	78,169	2,447	90,211
Additions through business combinations (Note 33)	7,419	8,600	1,277	17,296
Disposals	-	(3,384)	(644)	(4,028)
Depreciation/amortisation expense (Note 5)	(1,805)	(40,713)	(11,756)	(54,274)
Transfers from leased plant and equipment to plant and equipment	-	8,678	(8,678)	-
Foreign currency exchange differences	(1,056)	(1,349)	(62)	(2,467)
Closing net book amount	70,519	187,872	48,409	306,800
At 30 June 2006				
Cost	87,378	465,706	84,688	637,772
Accumulated depreciation	(16,859)	(277,834)	(36,279)	(330,972)
Net book amount	70,519	187,872	48,409	306,800
Year ended 30 June 2007				
Opening net book amount at 1 July 2006	70,519	187,872	48,409	306,800
Additions	53,189	68,229	279	121,697
Additions through business combinations (Note 33)	336	14,257	1,107	15,700
Disposals	(336)	(7,652)	(223)	(8,211)
Depreciation/amortisation expense (Note 5)	(1,568)	(51,322)	(9,215)	(62,105)
Transfers from leased plant and equipment to plant and equipment	-	10,858	(10,858)	-
Foreign currency exchange differences	263	(2,290)	(628)	(2,655)
Closing net book amount	**122,403**	**219,952**	**28,871**	**371,226**
At 30 June 2007				
Cost	140,912	549,669	54,957	745,538
Accumulated depreciation	(18,509)	(329,717)	(26,086)	(374,312)
Net book amount	**122,403**	**219,952**	**28,871**	**371,226**

Note 14 Property, plant and equipment – non-current (continued)

Parent Company	Freehold land & buildings $'000
At 1 July 2005	
Cost	1,698
Accumulated depreciation	-
Net book amount	1,698
Year ended 30 June 2006	
Opening net book amount at 1 July 2005	1,698
Additions	9,231
Closing net book amount	10,929
At 30 June 2006	
Cost	10,929
Accumulated Depreciation	-
Net book amount	10,929
Year ended 30 June 2007	
Opening net book amount at 1 July 2006	10,929
Additions	46,604
Closing net book amount	57,533
At 30 June 2007	
Cost	57,533
Accumulated depreciation	-
Net book amount	57,533

Non-current assets pledged as security
Refer to Note 36 for information on non-current assets pledged as security by the Parent Company and its subsidiaries.

Assets under construction
Included in the total land and buildings closing net book amount for both the consolidated and Parent Company is an amount of $57,533,000 (2006: $10,929,000) relating to the new laboratory and corporate head office in Macquarie Park, NSW. On commissioning, this asset will be transferred to Investment Properties in the Parent Company balance sheet, and will be leased to subsidiaries for use in their medical diagnostic operations.

During the year to 30 June 2007 $46,604,000 (2006: $9,231,000) of costs were capitalised including $1,922,000 (2006: $127,000) of borrowing costs. The weighted average interest rate applicable to the capitalised borrowing costs for the current year was 6.78% (2006: 6.24%).

Note 15 Investment properties

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Land and buildings at cost	-	-	**35,332**	29,016
Less: accumulated depreciation	-	-	**(6,816)**	(6,172)
	-	-	**28,516**	22,844

(a) Reconciliations – Parent Company

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Net book amount at the beginning of the year	-	-	**22,844**	23,372
Additions	-	-	**6,316**	-
Depreciation expense	-	-	**(644)**	(528)
Closing net book amount at the end of the year	-	-	**28,516**	22,844

(b) Amounts charged through the profit and loss for the investment properties

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Rental income	-	-	**3,518**	3,072
Depreciation expense	-	-	**(644)**	(528)
Other outgoings	-	-	**(355)**	(254)
	-	-	**2,519**	2,290

(c) Fair value

The fair value of the investment properties held by the Parent Company is $46,495,000 (2006: $38,545,000).

Of the fair value amount, $45,635,000 (2006: $37,685,000) was determined by an independent valuer. The remaining $860,000 (2006: $860,000) is based on recent values.

(d) Leasing arrangements

The investment properties are leased to subsidiaries of Sonic Healthcare Limited under operating leases with rentals payable monthly. All of the properties held by the Parent Company are used in the medical diagnostic operations of the Group.

Minimum lease payments receivable on leases of investment properties are as follows:

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Minimum lease payments under non-cancellable operating leases of investment properties not recognised in the financial statements are receivable as follows:				
Within one year	-	-	**3,718**	3,137

(e) Contractual obligations

There are no contractual obligations with respect to the investment properties.

Note 16 Intangible assets – non-current

Consolidated Group	Brand Names $'000	Goodwill* $'000	Software** $'000	Total $'000
At 1 July 2005				
Cost	188,185	1,089,807	17,110	1,295,102
Accumulated amortisation and impairment	(17,431)	-	(6,023)	(23,454)
Net book amount	170,754	1,089,807	11,087	1,271,648
Year ended 30 June 2006				
Opening net book amount	170,754	1,089,807	11,087	1,271,648
Acquisition of subsidiaries (Note 33)	-	398,050	-	398,050
Additions	-	-	10,204	10,204
Adjustments on recognition of tax assets in acquired entities	-	(423)	-	(423)
Foreign exchange	(3,644)	16,735	(508)	12,583
Amortisation charge (Note 5)	-	-	(1,823)	(1,823)
Closing net book amount	167,110	1,504,169	18,960	1,690,239
At 30 June 2006				
Cost	184,117	1,504,169	27,203	1,715,489
Accumulated amortisation and impairment	(17,007)	-	(8,243)	(25,250)
Net book amount	167,110	1,504,169	18,960	1,690,239
Year ended 30 June 2007				
Opening net book amount	167,110	1,504,169	18,960	1,690,239
Acquisition of subsidiaries and minority interests (Note 33)	-	528,824	-	528,824
Additions	-	-	13,494	13,494
Adjustments on recognition of tax assets in acquired entities	-	(4,488)	-	(4,488)
Foreign exchange	3,576	(79,585)	10	(75,999)
Amortisation charge (Note 5)	-	-	(2,633)	(2,633)
Closing net book amount	**170,686**	**1,948,920**	**29,831**	**2,149,437**
At 30 June 2007				
Cost	188,053	1,948,920	40,331	2,177,304
Accumulated amortisation and impairment	(17,367)	-	(10,500)	(27,867)
Net book amount	**170,686**	**1,948,920**	**29,831**	**2,149,437**

* At the time of transition to AIFRS (1 July 2004) the accumulated amortisation of goodwill was transferred into cost.
** Software includes capitalised development costs, being an internally generated intangible asset.

Note 16 Intangible assets – non-current (continued)

(a) Impairment testing of goodwill and intangibles with indefinite useful lives

Goodwill is allocated to the Group's cash-generating units (CGUs) for the purposes of assessing impairment identified according to business segment and geographic location. A summary of the goodwill allocation is presented below.

2007	Australia & New Zealand	UK	US	Germany	Switzerland	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Pathology	548,887	156,857	674,528	98,748	108,176	1,587,196
Radiology	361,724	-	-	-	-	361,724
	910,611	156,857	674,528	98,748	108,176	1,948,920

2006	Australia & New Zealand	UK	US	Germany	Switzerland	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Pathology	513,070	163,902	392,971	73,047	-	1,142,990
Radiology	361,179	-	-	-	-	361,179
	874,249	163,902	392,971	73,047	-	1,504,169

The carrying value of brand names of $170,686,000 (2006: $167,110,000) relates solely to the Pathology segment in Australia & New Zealand, and the recoverable amounts are assessed as part of the recoverable amount of the CGU.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

(b) Key assumptions used for value-in-use calculations

The recoverable amount of each cash generating unit is the net present value of the future cash flows of the cash generating unit. Recoverable amounts have been conservatively assessed using:

- 2007/2008 management approved profit and loss and cashflow budgets for each cash generating unit;
- growth factors consistent with historical growth rates and current performance (average 2007: 5.0%, average 2006: 5.0%);
- prevailing market based pre tax discount rates (2007: 11.1%, 2006: 9.8%); and
- terminal growth rates (2007: 3.0%, 2006: 3.0%).

Management believes that any reasonably possible change in the key assumptions on which recoverable amount has been assessed would not cause the carrying amount to exceed the recoverable amount in any of the cash generating units.

Note 17 Deferred tax assets – non-current

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Deferred tax assets	**24,932**	31,611	**-**	11
The balance comprises temporary differences attributable to:				
Amounts recognised in profit or loss				
Doubtful debts	**1,406**	1,301	**-**	-
Employee benefits	**26,834**	24,090	**-**	-
Sundry accruals	**2,341**	2,838	**-**	-
Property, plant & equipment	**-**	173	**-**	-
Surplus leased space	**428**	810	**-**	-
Unrealised foreign exchange	**-**	840	**-**	-
Capitalised costs	**725**	220	**725**	176
Tax losses *	**20,637**	15,322	**-**	-
	52,371	45,594	**725**	176
Amounts recognised directly in equity				
Share issue costs	**-**	1,045	**-**	847
Deferred tax assets	**52,371**	46,639	**725**	1,023
Less amounts offset against deferred tax liabilities (Note 27)	**(27,439)**	(15,028)	**(725)**	(1,012)
Net deferred tax assets	**24,932**	31,611	**-**	11
Movements:				
Opening balance at 1 July	**31,611**	37,173	**11**	-
Credited/(charged) to the income statement (Note 7)	**(13,322)**	(7,657)	**(11)**	(930)
Foreign exchange differences	**(1,449)**	1,154	**-**	-
Credited/(charged) to equity	**-**	941	**-**	941
Acquisition of subsidiaries	**8,092**	-	**-**	-
Closing balance at 30 June	**24,932**	31,611	**-**	11
Deferred tax assets to be recovered after more than 12 months	**7,080**	26,531	**-**	11
Deferred tax assets to be recovered within 12 months	**17,852**	5,080	**-**	-
	24,932	31,611	**-**	11

* *The deferred tax asset attributable to tax losses does not exceed taxable amounts arising from the reversal of existing assessable temporary differences.*

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000

Note 18 Other – non-current

	2007	2006	2007	2006
Prepayments	**2,292**	1,051	**-**	-

Note 19 Payables – current

	2007	2006	2007	2006
Trade creditors	**70,486**	61,226	**70**	-
Sundry creditors and accruals	**87,870**	61,093	**6,036**	1,769
Accrued amounts relating to subsidiaries (Note 40(c))	**-**	-	**5,354**	1,534
	158,356	122,319	**11,460**	3,303

Note 20 Interest bearing liabilities – current

	2007	2006	2007	2006
Secured				
Bank loans	**9,552**	10,329	**-**	-
Commercial bills	**4,000**	500	**-**	-
Lease liabilities (Note 34(b))	**11,881**	16,884	**-**	-
Hire purchase liabilities (Note 34(b))	**224**	690	**-**	-
	25,657	28,403	**-**	-
Unsecured				
Bank loans	**430,032**	-	**143,847**	-
	455,689	28,403	**143,847**	-

(a) Bank loans (secured)
Loans are repayable in half yearly instalments of €3,000,000 under a Term Loan Facility. The loan will be fully repaid in the year ending 30 June, 2009 (refer Note 26 for non-current portion) and bears a variable interest rate of 5.28% (2006: 4.19%).

(b) Commercial bills (secured)
The commercial bills are subject to a variable interest rate of 6.38% (2006: 6.31%). The bills are repayable in instalments and will be fully repaid in the year ended 30 June 2009 (refer Note 26 for non-current portion).

(c) Bank loans (unsecured)
Loans of the Group and Parent Company are payable under the Group's $500M acquisition bridge debt facility which expires in November 2007.

Details of the security, fair values and interest rate risk exposure relating to each of the secured and unsecured liabilities are set out in Note 36 and Note 43.

Note 21 Tax liabilities – current

	2007	2006	2007	2006
Income tax	**4,888**	12,505	**-**	656

Note 22 Provisions - current

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Restructuring	**906**	-	-	-
Dividends	-	703	-	-
Employee benefits	**76,771**	69,111	-	-
Surplus lease space	**962**	731	-	-
	78,639	70,545	-	-

The provision for restructuring relates to a pre-acquisition restructuring plan for the AEL business (refer Note 33).

The 2006 provision for dividends was payable to minority interests in certain subsidiaries.

Surplus lease space provision represents future payments due for surplus leased premises under non-cancellable operating leases.

Movements in current provisions
Movements in current provisions, other than employee benefits, during the financial year are set out below:

	Restructuring $'000	Surplus Lease Space $'000
Consolidated Group – 2007		
Carrying amount at 1 July 2006	-	731
Acquired provisions	2,250	4,454
Reclassification of non-current provision to current (Note 28)	-	56
Payments applied	(1,299)	(4,087)
Unused provisions reversed	-	(159)
Foreign currency exchange differences	(45)	(33)
Carrying amount at 30 June 2007	**906**	**962**

Note 23 Other financial liabilities - current

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Current				
Interest rate swaps and caps	**542**	-	-	-
	542	-	-	-

Details of interest rate swaps and caps are outlined in Note 43.

Note 24 Other – current

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Unsecured				
Amounts owing to vendors	**7,167**	6,556	-	-
Other loans	**301**	317	-	-
	7,468	6,873	-	-

The amounts owing to vendors is related to deferred consideration on acquisitions for current and prior periods (refer Note 33). Amounts owing to vendors and other loans are non-interest bearing. The carrying value of these amounts approximates the fair value.

Note 25 Payables – non-current

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Amounts payable to subsidiaries (Note 40(c))	-	-	**371,821**	293,599

Note 26 Interest bearing liabilities – non-current

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Secured				
Bank loans	**11,463**	28,748	-	-
Commercial bills	**20,500**	15,500	-	-
Lease liabilities (Note 34(b))	**14,189**	24,855	-	-
Hire purchase liabilities (Note 34(b))	**180**	571	-	-
	46,332	69,674	-	-
Unsecured				
Amounts owing to vendors	**786**	1,118	-	-
Bank loans	**672,449**	711,461	-	-
	719,567	782,253	-	-

Amounts owing to vendors
Amounts owing to vendors relates to the remaining value of loan notes on the acquisition of The Doctors Laboratory.

Financing facilities available
At reporting date, the following financing facilities had been negotiated and were available:

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
(i) Total facilities				
- Bank overdraft	**910**	822	-	-
- Bank loans and commercial bills (secured and unsecured)	**1,550,292**	1,096,425	-	-
- Leasing facilities	**39,046**	42,569	-	-
	1,590,248	1,139,816	-	-
(ii) Facilities used at reporting date				
- Bank overdraft	-	-	-	-
- Bank loans and commercial bills (secured and unsecured)	**1,147,997**	766,538	-	-
- Leasing facilities	**26,070**	41,739	-	-
	1,174,067	808,277	-	-
(iii) Facilities unused at reporting date				
- Bank overdraft	**910**	822	-	-
- Bank loans and commercial bills (secured and unsecured)	**402,295**	329,887	-	-
- Leasing facilities	**12,976**	830	-	-
	416,181	331,539	-	-

Fair values
The carrying amounts of borrowings approximate fair value.

Interest rate risk exposures
Details of the Group's exposure to interest rate changes on borrowing are set out in Note 43.

Security
Details of the security relating to each of the secured liabilities is set out in Note 36.

Note 27 Deferred tax liabilities – non-current

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Provision for deferred income tax	**11,076**	7,052	**1,226**	-
The balance comprises temporary differences attributable to:				
Amounts recognised in profit or loss				
Prepayments & sundry debtors	**2,041**	1,253	**403**	276
Inventories	**5,066**	5,942	**-**	-
Accrued revenue	**4,533**	3,647	**-**	-
Doubtful debts	**4,322**	4,242	**-**	-
Leased assets	**2,555**	1,510	**-**	-
Intangibles	**6,539**	3,763	**-**	-
Property, plant & equipment	**3,085**	-	**1,548**	736
Unrealised foreign exchange gain on borrowings	**9,111**	-	**-**	-
	37,252	20,357	**1,951**	1,012
Amounts recognised directly in equity				
Cash flow hedges	**1,263**	1,723	**-**	-
Deferred tax liabilities	**38,515**	22,080	**1,951**	1,012
Less amounts offset against deferred tax assets (Note 17)	**(27,439)**	(15,028)	**(725)**	(1,012)
Net deferred tax liabilities	**11,076**	7,052	**1,226**	-
Movements:				
Opening balance at 1 July	**7,052**	633	**-**	450
Change on adoption of AASB 132 and AASB 139	**-**	225	**-**	-
Foreign exchange differences	**719**	138	**-**	-
Charged/(credited) to the income statement (Note 7)	**3,305**	(21)	**1,226**	(450)
Charged/(credited) to equity	**-**	1,447	**-**	-
Acquisition of subsidiaries	**-**	4,630	**-**	-
Closing balance at 30 June	**11,076**	7,052	**1,226**	-
Deferred tax liabilities to be settled after more than 12 months	**5,716**	1,980	**748**	-
Deferred tax liabilities to be settled within 12 months	**5,360**	5,072	**478**	-
	11,076	7,052	**1,226**	-

	Consolidated Group		Parent Company	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000

Note 28 Provisions – non-current

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Employee benefits	**16,980**	16,380	-	-
Retirement benefit obligations	**1,390**	-	-	-
Surplus lease space	**1,043**	2,212	-	-
	19,413	18,592	-	-

Surplus lease space provision represents future payments due for surplus leased premises under non-cancellable operating leases.

Movements in non-current provisions
Movements in the non-current provisions, other than employee benefits, during the financial year are set out below:

	Surplus Lease Space $'000
Consolidated Group – 2007	
Carrying amount at 1 July 2006	2,212
Reclassification of non-current provision to current (Note 22)	(56)
Payments applied	(338)
Unused provision reversed	(775)
Carrying amount at 30 June 2007	1,043

Retirement benefit obligations

Certain employees of the Group are entitled to benefits from superannuation plans on retirement, disability or death. The Group contributes to defined contribution plans for the majority of employees. The defined contribution plans receive fixed contributions from Group companies and the Group's legal or constructive obligation is limited to these contributions. Following the acquisition of the Medica Laboratory Group on 30 May 2007, the Group has a defined benefit plan in relation to certain employees. The defined benefit plan provides lump sum benefits based on years of service and final average salary.

The following sets out details in respect of the defined benefit plan only.

(a) Balance sheet amounts

The amounts recognised in the balance sheet are determined as follows:

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Present value of the defined benefit obligation	**18,247**	-	-	-
Fair value of defined benefit plan assets	**(16,857)**	-	-	-
	1,390	-	-	-
Unrecognised past service costs	-	-	-	-
Net liability in the balance sheet	**1,390**	-	-	-

The Group has no legal obligation to settle this liability with an immediate contribution or additional one off contributions. The Group intends to continue to contribute to the defined benefit plan at a percentage of insured salaries (3.5% to 9.0% dependent on the employee's age bracket) in line with the actuary's latest recommendations and Swiss Laws.

Note 28 Provisions – non-current (continued)

(b) Categories of plan assets

The major categories of plan assets as a percentage of total plan assets are as follows:

	Consolidated Group		Parent Company	
	2007	2006	**2007**	2006
	%	%	**%**	%
Cash	**3.5**	-	-	-
Mortgages	**8.1**	-	-	-
Real estate	**6.8**	-	-	-
Bonds - Foreign	**13.8**	-	-	-
- Swiss	**40.0**	-	-	-
Equities - Foreign	**10.4**			
- Swiss	**6.8**	-	-	-
Alternative investments	**10.6**	-	-	-
	100	-	-	-

(c) Reconciliations

	Consolidated Group		Parent Company	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Reconciliation of the present value of the defined benefit obligation, which is partly funded				
Balance at the beginning of the year	-	-	-	-
Acquired in business combinations	**18,247**	-	-	-
Balance at the end of the year	**18,247**	-	-	-
Reconciliation of the fair value of plan asset				
Balance at the beginning of the year	-	-	-	-
Acquired in business combinations	**(16,857)**	-	-	-
Balance at the end of the year	**(16,857)**	-	-	-

Given the short period between acquisition date (30 May 2007) and year end, and the immaterial size of the transactions and balances, no movements in plan values have been recognised, and provisional acquisition accounting has been based on the 30 June 2007 plan balances.

(d) Amounts recognised in income statement

Since acquisition of the Medica Laboratory Group on 30 May 2007 no amounts have been recognised in the income statement.

The actual return on plan assets during the April-June quarter was 0.30%.

(e) Principal actuarial assumptions

The principal actuarial assumptions used (expressed as weighted averages) were as follows:

	Consolidated Group		Parent Company	
	2007	2006	**2007**	2006
Discount rate	**3.25%**	-	-	-
Expected return on plan asset	**3.25%**	-	-	-
Future salary increases	**1.50%**	-	-	-

The expected rate of return on assets has been calculated by the actuary based on historical and future expectations of returns for each of the major categories of asset classes as well as the expected and actual allocation of plan assets to these major categories.

Note 28 Provisions – non-current (continued)

(f) Employer contributions

Employer contributions to the defined benefit plans are based on recommendations by the plan's actuary. Actuarial assessments are made on a yearly basis.

The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuary has adopted a method of funding which seeks to have benefits funded by means of a total contribution which is expected to be a percentage of members' insured salaries over their working lifetimes.

Using the funding method described above and actuarial assumptions, the actuary recommended in the latest actuarial review the payment of employer contributions varying from 3.5% to 9% of the insured salaries of employees based on the employee age bracket and in accordance with Swiss laws.

Total employer contributions expected to be paid by Group companies for the year ended 30 June 2008 are based on the 2007 rates and are estimated at $650,000 (Parent Company: Nil).

The economic assumptions used by the actuary to make the funding recommendations were a long-term investment earning rate of 3.25% pa, a salary increase rate of 1.5% pa and a technical interest rate of 3.25% pa.

(g) Net financial position of plan

As the plan is based in Switzerland, has only recently become relevant to the Group, and is immaterial to the Group, the plan's net financial position under AAS 25 *Financial Reporting by Superannuation Plans* has not been determined.

A net liability of $1,390,000 has been recognised in the balance sheet as at 30 June 2007.

(h) Historic summary

	Consolidated Group		Parent Company	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Defined benefit plan obligation	**(18,247)**	-	-	-
Plan assets	**16,857**	-	-	-
Surplus/(deficit)	**(1,390)**	-	-	-
Experience adjustments arising on plan liabilities	-	-	-	-
Experience adjustments arising on plan assets	-	-	-	-

Information for years prior to 2007 is not relevant, as the Group had no involvement with the plan prior to 30 May 2007.

Note 29 Other – non-current

	Consolidated Group		Parent Company	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Amounts owing to vendors	**6,309**	3,500	-	-
Other	**70**	-	-	-
	6,379	3,500	-	-

The amounts owing to vendors represents deferred consideration associated with acquisitions for current and prior periods (refer Note 33). These amounts are non interest bearing. The amount owing approximates its fair value

Note 30 Contributed equity

		Notes	Consolidated Group 2007 Shares	Consolidated Group 2006 Shares	Parent Company 2007 Shares	Parent Company 2006 Shares
(a)	**Share capital**					
	Fully paid ordinary shares	(b)	**300,150,202**	295,203,095	**300,150,202**	295,203,095

	Notes	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Fully paid ordinary shares	(b)	**1,242,859**	1,181,978	**1,278,267**	1,211,620

(b) Movements in ordinary share capital:

2007

Date	Details	Notes	Number of shares	Issue price	Consolidated Group $'000	Parent Company $'000
1/7/06	Opening balance of the Group and Parent Company		295,203,095		1,181,978	1,211,620
22/08/06	Shares issued to executives under remuneration arrangements		30,750	-	-	-
29/01/07	Shares issued as part consideration for the acquisition of the minority interests in Clinical Pathology Laboratories, Inc. ("CPL")		4,171,732	12.52	52,230	52,230
	Valuation adjustment to issue price				4,130	4,130
Various	Shares issued following exercise of employee options	(d)	744,625	Various	3,949	3,949
Various	Transfers from equity remuneration reserve		-		572	572
Various	Payments made by subsidiary entities to the Parent Company in respect of shares issued under the Sonic Healthcare Employee Option Plan		-		-	5,766
30/6/07	Balance of the Group and Parent Company		300,150,202		1,242,859	1,278,267

Note 30 Contributed equity (continued)

(b) Movements in ordinary share capital:

2006

Date	Details	Notes	Number of shares	Issue price	Consolidated Group $'000	Parent Company $'000
1/7/05	Opening balance of the Group and Parent Company		274,740,648		909,912	920,703
24/8/05	Shares issued to executives under remuneration arrangements		30,750		-	-
25/10/05	Share placement to institutions	(e)	15,474,553	14.54	225,000	225,000
8/12/05	Shares issued to shareholders under Shareholder Purchase Plan (SPP)	(e)	2,079,869	13.99	29,097	29,097
	Costs associated with share placement and SPP net of future income tax benefits				(2,196)	(2,196)
Various	Shares issued under the Sonic Healthcare Limited Employee Option Plan	(d)	2,877,275	Various	19,554	19,554
Various	Transfers from equity remuneration reserve		-		611	611
Various	Payments made by subsidiary entities to the Parent Company in respect of shares issued under the Sonic Healthcare Limited Employee Option Plan		-		-	18,851
30/6/06	Balance of the Group and Parent Company		295,203,095		1,181,978	1,211,620

(c) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(d) Options

Details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in Note 39.

(e) Share placement to institutions and shares issued to shareholders under the SPP

During the previous financial year Sonic undertook a share placement to institutions and an associated SPP to retire debt associated with the acquisition of Clinical Pathology Laboratories, Inc. ("CPL").

(f) Dividend reinvestment plan

The company operates a Dividend Reinvestment Plan (DRP) under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of new ordinary shares rather than being paid in cash. Shares are issued under the plan at a 2.5% discount to the weighted average market price of all Sonic's ordinary shares sold on the Australian Stock Exchange during the five trading days following the record date. In respect of the interim and final dividends for the years ended 30 June 2007 and 30 June 2006, the board resolved to suspend the operation of the company's DRP. The DRP remains suspended until further notice.

Note 31 Reserves and accumulated losses

(a) Reserves

		Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Equity remuneration reserve	(i)	**17,122**	10,710	**17,078**	10,688
Foreign currency translation reserve	(ii)	**(19,340)**	(7,212)	**-**	-
Share option reserve	(iii)	**11,974**	4,410	**11,974**	4,410
Hedging reserve	(iv)	**2,641**	1,634	**-**	-
		12,397	9,542	**29,052**	15,098
Movements					
Equity remuneration reserve					
Balance 1 July		**10,710**	5,810	**10,688**	5,794
Option expense		**7,089**	5,511	**6,962**	5,505
Transfer to share capital (options exercised)		**(677)**	(611)	**(572)**	(611)
Balance 30 June		**17,122**	10,710	**17,078**	10,688
Foreign currency translation reserve					
Balance 1 July		**(7,212)**	(3,557)	**-**	-
Net exchange difference on translation of foreign subsidiaries		**(12,128)**	(3,655)	**-**	-
Balance 30 June		**(19,340)**	(7,212)	**-**	-
Share option reserve					
Balance 1 July		**4,410**	4,410	**4,410**	4,410
Options forming part of consideration for business combinations		**7,564**	-	**7,564**	-
Balance 30 June		**11,974**	4,410	**11,974**	4,410
Hedging reserve					
Balance 1 July		**1,634**	-	**-**	-
Adjustment on adoption of AASB 132 and AASB 139, net of tax (Note 43)		**-**	516	**-**	-
Movement in year net of deferred tax		**1,007**	1,118	**-**	-
Balance 30 June		**2,641**	1,634	**-**	-

Nature and purpose of reserves

(i) Equity Remuneration reserve

The equity remuneration reserve reflects the fair value of equity settled share based payments. Fair values are determined using a pricing model consistent with the Black Scholes methodology and recognised over the service period up to the vesting date. When shares are issued or options are exercised the associated fair values are transferred to share capital.

(ii) Foreign currency translation reserve

Exchange differences arising on translation of the foreign subsidiaries are taken to the foreign currency translation reserve as described in accounting policy Note 1(d)(iii).

(iii) Share option reserve

The share option reserve reflects the value of options issued as part of consideration for business combinations. The value of the options represents the assessed fair value at the date they were granted and has been determined using a pricing model consistent with the Black Scholes methodology that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the current price and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

(iv) Hedging reserve

The hedging reserve is used to record changes in the fair value of derivatives that are designated and qualify as cash flow hedges, as described in Note 1(p). Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit and loss.

Note 31 Reserves and accumulated losses (continued)

	Consolidated Group		Parent Company	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
(b) Accumulated profit/(loss)				
Accumulated profit/(loss) at the beginning of the financial year	**93,202**	30,065	**(7,559)**	(6,312)
Adjustment on initial adoption of AASB132 and AASB139, net of tax	**-**	(1,353)	**-**	(1,353)
Net profit attributable to members of Sonic Healthcare Limited	**198,072**	172,029	**128,773**	107,645
Dividends paid (Note 6)	**(127,054)**	(107,539)	**(127,054)**	(107,539)
Accumulated profit/(loss) at the end of the financial year	**164,220**	93,202	**(5,840)**	(7,559)

Note 32 Deed of cross guarantee

The "Closed Group" (refer Note 33) are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and directors' report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

A new deed of cross guarantee was executed and lodged with the Australian Securities and Investments Commission (ASIC) by Sonic Healthcare Limited and the "Closed Group" members on 29 June 2007. The new deed effectively replaces the existing deed of cross guarantee dated 29 May 1997 and allows new entities to accede to the Class Order 98/1418 arrangements. Sonic Healthcare International Pty Limited became a party to the new deed on 29 June 2007.

The companies represent a "Closed Group" for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Sonic Healthcare Limited, they also represent the "Extended Closed Group".

(a) Consolidated income statement of the Extended Closed Group

	2007	2006
	$'000	$'000
Revenue	**1,078,223**	939,374
Labour and related costs	**(445,448)**	(446,926)
Consumables used	**(118,288)**	(107,551)
Amortisation of intangibles	**(1,417)**	(788)
Operating lease rental expense	**(48,396)**	(43,748)
Depreciation and amortisation of physical assets	**(41,710)**	(37,240)
Borrowing costs	**(19,094)**	(19,913)
Other operating expenses from ordinary activities	**(145,409)**	(120,991)
Profit before income tax expense	**258,461**	162,217
Income tax expense	**(63,890)**	(47,087)
Net profit attributable to members of the extended closed group	**194,571**	115,130

(b) Reconciliation of accumulated profits

	2007	2006
Accumulated losses at the beginning of the financial year	**10,433**	4,195
Adjustment on initial adoption of AASB132 and AASB139, net of tax	**-**	(1,353)
Profit from ordinary activities after income tax expense	**194,571**	115,130
Dividends paid	**(127,054)**	(107,539)
Accumulated profits at the end of the financial year	**77,950**	10,433

Note 32 Deed of cross guarantee (continued)

(c) Consolidated balance sheet of the Extended Closed Group

	2007 $'000	2006 $'000
Current assets		
Cash and cash equivalents	**4,420**	9,359
Other financial assets	**2,462**	822
Receivables	**87,824**	72,560
Inventories	**14,919**	14,727
Other	**6,710**	5,090
Total current assets	**116,335**	102,558
Non-current assets		
Receivables	**83,176**	108,784
Other financial assets	**918,960**	565,799
Property, plant and equipment	**272,299**	224,586
Intangible assets	**667,713**	654,538
Deferred tax assets	**1,651**	9,998
Other	**897**	1,051
Total non-current assets	**1,944,696**	1,564,756
Total assets	**2,061,031**	1,667,314
Current liabilities		
Payables	**65,339**	48,003
Interest bearing liabilities	**283,470**	15,013
Current tax liabilities	**-**	4,923
Provisions	**58,236**	54,140
Other	**2,768**	3,249
Total current liabilities	**409,813**	125,328
Non-current liabilities		
Payables	**10,799**	39,612
Interest bearing liabilities	**256,365**	269,597
Provisions	**13,549**	13,504
Deferred tax liabilities	**7,297**	-
Other	**2,000**	3,500
Total non-current liabilities	**290,010**	326,213
Total liabilities	**699,823**	451,541
Net assets	**1,361,208**	1,215,773
Equity		
Parent Company interest		
Contributed equity	**1,242,859**	1,189,667
Reserves	**40,399**	15,673
Accumulated profits	**77,950**	10,433
Total equity	**1,361,208**	1,215,773

Note 33 Investments in subsidiaries

Details of subsidiaries	Country of incorporation	Class of share	Beneficial interest % 2007	Beneficial interest % 2006
Subsidiaries of Sonic Healthcare Limited:				
Clinpath Laboratories Pty Limited (i) (iii)	Australia	Ord	100	100
Douglass Hanly Moir Pathology Pty Limited (i) (iii)	Australia	Ord	100	100
Lifescreen Australia Pty Limited (i) (iii)	Australia	Ord	100	100
Sonic Clinical Institute Pty Limited (iii)	Australia	Ord	100	100
Sonic Healthcare Services Pty Limited (i) (iii)	Australia	Ord	100	100
Sonic Imaging Pty Limited (i) (iii)	Australia	Ord	100	100
Southern Pathology Services Pty Limited (i) (iii)	Australia	Ord	100	100
Independent Practitioner Network Limited (iv)	Australia	Ord	71.51	72.16
Sonic Healthcare Asia Limited (iii)	Hong Kong	Ord	100	100
Sonic Healthcare (New Zealand) Limited (iii)	New Zealand	Ord	100	100
Sonic Healthcare Holdings Limited (iii)	United Kingdom	Ord	100	100
Sonic Finance Holdings Limited (iii)	United Kingdom	Ord	100	100
Other subsidiaries in the Group:				
Barratt & Smith Pathology Pty Limited (i)	Australia	Ord	100	100
Barratt & Smith Pathology Trust (ii)	Australia	Units	100	100
Biotech Laboratories Pty Limited	Australia	Ord	100	100
Bradley Services Unit Trust (ii)	Australia	Units	100	100
BPath Pty Limited	Australia	Ord	100	100
Castlereagh Co Pty Limited (i)	Australia	Ord	100	100
Castlereagh Services Pty Limited (i)	Australia	Ord	100	100
Consultant Pathology Services Pty Limited (i)	Australia	Ord	100	100
Diagnostic Pathology Pty Limited	Australia	Ord	100	100
Diagnostic Services Pty Limited (i)	Australia	Ord	100	100
E. Radiology (Aust) Pty Limited	Australia	Ord	100	100
Hanly Moir Pathology Pty Limited (i)	Australia	Ord	100	100
Hanly Moir Pathology Trust (ii)	Australia	Units	100	100
Hunter Imaging Group Pty Limited	Australia	Ord	100	100
Hunter Imaging Services Trust (ii)	Australia	Units	100	100
Hunter Valley X-Ray Pty Limited	Australia	Ord	100	100
Illawarra X-Ray Pty Limited	Australia	Ord	100	100
IRG Co Pty Limited (i)	Australia	Ord	100	100
L & A Services Pty Limited (i)	Australia	Ord	100	100
Maga Pty Limited	Australia	Ord	100	100
Melbourne Pathology Pty Limited (i)	Australia	Ord	100	100
Melbourne Pathology Service Trust (ii)	Australia	Units	100	100
Northern Pathology Pty Limited (i)	Australia	Ord	100	100
Nuclear Medicine Co Pty Limited	Australia	Ord	100	100
Pacific Medical Imaging Pty Limited (i)	Australia	Ord	100	100
Paedu Pty Limited (i)	Australia	Ord	100	100
Queensland X-Ray Pty Limited (i)	Australia	Ord	100	100
Redlands X-Ray Services Pty Limited	Australia	Ord	100	100
SKG Radiology Pty Limited	Australia	Ord	100	100
Sonic Healthcare International Pty Limited (i)	Australia	Ord	100	100
Sonic Healthcare Pathology Pty Limited	Australia	Ord	100	100
Sonic Medlab Holdings Australia Pty Limited (i)	Australia	Ord	100	100
A.C.N. 094 980 944 Pty Ltd (i)	Australia	Ord	100	100
Sonic Pathology (Queensland) Pty Limited (i)	Australia	Ord	100	100
Sonic Pathology (Victoria) Pty Limited (i)	Australia	Ord	100	100
Sports Imaging Co Pty Limited	Australia	Ord	100	100

Note 33 Investments in subsidiaries (continued)

Details of subsidiaries	Country of incorporation	Class of share	Beneficial interest % 2007	Beneficial interest % 2006
Sprague Kam Trust (ii)	Australia	Units	100	100
Stat Laboratories Pty Limited	Australia	Ord	100	100
Subilabs Pty Limited	Australia	Ord	100	100
Sullivan Nicolaides Pty Limited (i)	Australia	Ord	100	100
Sunton Pty Limited (i)	Australia	Ord	100	100
Ultrarad Holdings Pty Limited	Australia	Ord	100	100
Ultrarad No 2 Trust (ii)	Australia	Units	100	100
Double Court Company Limited	Hong Kong	Ord	100	100
Dynamic Mate Limited	Hong Kong	Ord	100	100
Sonic Healthcare Germany GmbH	Germany	Ord	100	100
Alpha Vermögensverwaltung GmbH	Germany	Ord	61.9	55.9
Syscomp Biochemische Dienstleistungen GmbH	Germany	Ord	61.9	55.9
Sonic Healthcare Europe GmbH	Germany	Ord	100	-
Sonic Healthcare European Investments	Germany		100	-
Sonic Healthcare Germany Six GmbH	Germany	Ord	100	-
Sonic Healthcare Investments GmbH	Germany	Ord	100	-
Virion Deutschland GmbH	Germany	Ord	100	-
Diagnostic Medlab Limited	New Zealand	Ord	100	100
Medlab Central Limited	New Zealand	Ord	100	100
Valley Diagnostic Laboratories Limited	New Zealand	Ord	100	100
Medlab South Limited	New Zealand	Ord	100	100
New Zealand Radiology Group Limited	New Zealand	Ord	100	100
Canterbury Medical Imaging Limited	New Zealand	Ord	100	100
Palmerston North X-Ray	New Zealand		80	80
Laboratory Data Systems Limited	New Zealand	Ord	100	100
Diagnostic Medlab Services Limited	New Zealand	Ord	100	100
Medica Ärztebedarf AG	Switzerland	Ord	100	-
Medica Medizinische Laboratorien Dr F Käppeli AG	Switzerland	Ord	100	-
Medizinisches Institut R. Rondez AG	Switzerland	Ord	100	-
Labormediz Laboratorien GmbH	Switzerland	Ord	100	-
Virion Labordiagnostik GmbH	Switzerland	Ord	100	-
Ärztelabor Dr. Kurt Furrer GmbH	Switzerland	Ord	100	-
LB Medizinisches Labor Solothurn GmbH	Switzerland	Ord	100	-
Institut Virion AG	Switzerland	Ord	100	-
The Doctors Laboratory Limited (iii)	United Kingdom	Ord	100	100
Cytogenetic DNA Services Limited	United Kingdom	Ord	100	100
Roadhaven Limited	United Kingdom	Ord	100	100
Omnilabs Limited	United Kingdom	Ord	100	100
Omnilabs (UK) Limited	United Kingdom	Ord	100	100
Sonic Finance Limited	United Kingdom	Ord	100	100
Sonic Finance & Investments Limited	United Kingdom	Ord	100	100
Omnilabs Ireland Limited	Ireland	Ord	100	100
Sonic Healthcare Investments	United States		100	100
Clinical Pathology Laboratories, Inc.	United States	Ord	100	82.03
Fairfax Medical Laboratories, Inc.	United States	Ord	100	82.03
Pathology Laboratories, Inc.	United States	Ord	100	82.03
The Cognoscenti Health Institute LLC	United States	Ord	100	-
American Esoteric Laboratories, Inc.	United States	Ord	100	-
AEL of Memphis, LLC	United States	Ord	100	-
MPL Holdings, Inc.	United States	Ord	100	-
Clinical Laboratory Services, Inc.	United States	Ord	100	-
DRL Labs, Ltd. LP	United States	Ord	100	
Mullins Pathology & Cytology Laboratory P.C.	United States	Ord	100	-

Note 33 Investments in subsidiaries (continued)

Details of subsidiaries	Country of incorporation	Class of share	Beneficial interest % 2007	Beneficial interest % 2006
Memphis Pathology Laboratory	United States		100	-
AEL of Tyler, Inc.	United States	Ord	100	-
Sonic Healthcare USA, Inc.	United States	Ord	100	-
Virion (US) Inc.	United States	Ord	100	-
IPN Healthcare Limited (iv)	Australia	Ord	71.51	72.16
Formulab International Limited	Australia	Ord	71.51	72.16
Edenlea Properties Pty Limited (iv)	Australia	Ord	71.51	72.16
IPN Medical Centres Pty Limited (iv)	Australia	Ord	71.51	72.16
IPN Medical Centres (Qld) Pty Limited (iv)	Australia	Ord	71.51	72.16
Continuous Care Doctor Training Pty Limited	Australia	Ord	71.51	72.16
Kedron Park 24 Hour Medical Centre Pty Limited	Australia	Ord	71.51	72.16
Royal Brisbane Place Medical Centre Pty Limited	Australia	Ord	71.51	72.16
Taringa 24 Hour Medical Centre Pty Limited	Australia	Ord	71.51	72.16
IPN Medical Centres (NSW) Pty Limited (iv)	Australia	Ord	71.51	72.16
IPN Healthcare (Vic) Pty Limited (iv)	Australia	Ord	71.51	72.16
Cliveden Hill Holdings Pty Limited	Australia	Ord	-	72.16
IPN Medical Centres (Vic) Pty Limited	Australia	Ord	71.51	72.16
Preston Property Pty Ltd	Australia	Ord	71.51	72.16
United Healthcare Medical Centre Pty Limited	Australia	Ord	71.51	72.16
La Trobe University Medical Centre Pty Limited	Australia	Ord	71.51	72.16
Mark Edelman Pty Limited	Australia	Ord	71.51	72.16
Auburn Road Family Medical Centre Pty Limited (iv)	Australia	Ord	71.51	72.16
Joodie Holdings No. 2 Pty Limited (iv)	Australia	Ord	71.51	72.16
Todd Silbert Pty Limited	Australia	Ord	71.51	72.16
Edgecliff Medical Centre No. 2 Pty Limited	Australia	Ord	71.51	72.16
Marrickville Medical Centre No. 2 Pty Limited	Australia	Ord	71.51	72.16
Penrith Medical Centre No. 2 Pty Ltd	Australia	Ord	71.51	72.16
Daraban Pty Limited	Australia	Ord	71.51	72.16
Sunshine Employment Pty Limited	Australia	Ord	71.51	72.16
Medihelp General Practice Limited	Australia	Ord	71.51	72.16
Medihelp Services Pty Limited	Australia	Ord	71.51	72.16
Medihelp BWMG Pty Limited	Australia	Ord	71.51	72.16
Medihelp Brackenridge Pty Limited	Australia	Ord	71.51	72.16
Medihelp Sunshine Coast Pty Limited	Australia	Ord	71.51	72.16
Denberry Pty Limited	Australia	Ord	71.51	72.16
Health Essentials Pty Limited	Australia	Ord	71.51	72.16
Redwood Park Medical Centre Pty Limited	Australia	Ord	71.51	72.16
Edanade Pty Limited	Australia	Ord	71.51	72.16
IPN Healthcare Systems Pty Limited	Australia	Ord	71.51	72.16
Clinmed Pty Limited	Australia	Ord	71.51	72.16
Margmax Pty Limited	Australia	Ord	71.51	72.16
IPN Healthcare Ophthalmology Pty Limited	Australia	Ord	71.51	72.16
IPN Franchise Developments Pty Limited	Australia	Ord	71.51	72.16
IPN Services Pty Limited	Australia	Ord	71.51	72.16
Sports Medicine Centres of Victoria Pty Limited	Australia	Ord	71.51	72.16
Pilates Edge Pty Limited	Australia	Ord	71.51	72.16
Physiotherapy International Pty Limited	Australia	Ord	71.51	72.16
Southcare Physiotherapy Pty Limited	Australia	Ord	71.51	72.16
Kinetikos Services Pty Limited	Australia	Ord	71.51	72.16
Re-Start Services Pty Limited	Australia	Ord	71.51	72.16
Redcliffe Peninsula Medical Services Pty Limited	Australia	Ord	71.51	-

Note 33 Investments in subsidiaries (continued)

(i) These subsidiaries (the "Closed Group") have been granted relief from the necessity to prepare financial reports in accordance with Class Order 98/1418 issued by the Australian Securities and Investment Commission. For further information see Note 32.

(ii) Trust deeds do not require preparation of audited financial statements.

(iii) These entities and the entities they control (as described in the table above) comprise the wholly owned group of which Sonic Healthcare Limited is the ultimate Parent Company.

(iv) Pursuant to Class Order 98/1418, relief has been granted to Independent Practitioner Network Limited and its wholly owned entities from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports of the wholly owned entities. As a condition of the Class Order, Independent Practitioner Network Limited and its wholly owned entities (the " IPN Closed Group") entered into a Deed of Cross Guarantee on 20 June 2003. The effect of this deed is that Independent Practitioner Network Limited has guaranteed to pay any deficiency in the event of a wind up of any controlled entity in the IPN Closed Group. The IPN subsidiaries have also given a similar guarantee in the event that Independent Practitioner Network Limited is wound up.

Business combinations

(a) Acquisition of subsidiaries/business assets

On 8 January 2007 Sonic acquired 100% of American Esoteric Laboratories, Inc. ("AEL"), an entity incorporated in the USA. At the date of acquisition AEL's forecast annual revenue was approximately US$100M and forecast annual EBITDA was approximately US$19M. Given the rationalisation of AEL's operations with Sonic's existing US operations, it is impracticable to determine an accurate contribution to net profit post acquisition. The initial accounting has been determined only provisionally at the end of the financial year, as external advice is still being obtained on certain aspects, including the treatment and quantification of certain tax items. Therefore no comparison of book and fair values are shown.

Other acquisitions in the financial year, which are individually immaterial, are as follows:

- On 1 September 2006 Sonic acquired 100% of the Cognoscenti Health Institute, LLC., an entity incorporated in the USA.
- On 2 October 2006 Sonic acquired 100% of Nelson Diagnostic Laboratory Limited, an entity incorporated in New Zealand.
- On 30 April 2007 Sonic acquired 100% of Mullins Pathology and Cytology Laboratory P.C., an entity incorporated in the USA.
- On 30 May 2007 Sonic acquired 100% of the Medica Laboratory Group, based in Switzerland.
- Sonic acquired the business assets of LifeCheck (29 March 2007), Lookadoo Skyline Laboratories, Inc. (6 December 2006), and Docker Pathology (30 November 2006).
- IPN, a member of the Group, acquired a number of medical centre businesses during the year, including 100% of the Redcliffe Medical Centre on 2 October 2006.

It is impracticable to determine the contribution these acquisitions made to the net profit of the Group during the 2007 financial year, and what they are likely to contribute on an annualised basis, as the majority of the acquisitions were merged with other entities in the Group. The initial accounting for a number of these business combinations, particularly those which settled late in the financial year, has only been determined provisionally at the date of this report, as the Group is still in the process of reviewing acquisition balance sheets and identifying assets and liabilities not previously recorded, so as to determine the fair values of the identifiable assets, liabilities and contingent liabilities acquired.

Note 33 Investments in subsidiaries (continued)

The aggregate cost of the combinations, the carrying values and fair values of the identifiable assets and liabilities, and the goodwill arising on acquisition are detailed below.

	AEL $'000	Other $'000	Total $'000
Consideration – cash paid in current year	**228,619**	175,150	**403,769**
Less: Cash of entities acquired	**(2,801)**	(5,868)	**(8,669)**
Total cash consideration	**225,818**	169,282	**395,100**
Deferred consideration – recognised as amounts owing to vendors (Note 24 and Note 29)	**-**	6,116	**6,116**
Consideration – shares/options	**-**	7,443	**7,443**
Total consideration	**225,818**	182,841	**408,659**
Fair value of identifiable net assets of subsidiaries acquired:			
Property, plant and equipment	**8,096**	7,604	**15,700**
Debtors & other receivables	**18,531**	11,829	**30,360**
Inventory	**1,768**	2,940	**4,708**
Prepayments	**790**	268	**1,058**
Deferred tax assets	**7,935**	157	**8,092**
Identifiable intangibles	**-**	1,592	**1,592**
Trade creditors	**(11,216)**	(12,612)	**(23,828)**
Income tax payable	**-**	(67)	**(67)**
Borrowings	**-**	(3,703)	**(3,703)**
Lease and hire purchase liabilities	**-**	(700)	**(700)**
Other liabilities	**(3,770)**	(316)	**(4,086)**
Restructuring provisions	**(2,250)**	-	**(2,250)**
Surplus leased space provisions	**(4,454)**	-	**(4,454)**
Employee provisions	**(1,279)**	(1,865)	**(3,144)**
	14,151	5,127	**19,278**
Goodwill	**211,667**	177,714	**389,381**

As part of the consideration for these business combinations:

- a member of the Group, IPN, issued 6,939,625 shares with a fair value of A$1,000,000, based on the volume weighted average price of IPN's shares on the 30 days immediately preceding the issue date (2 October 2006).
- CPL, a member of the Group, issued 50,000 shares with a fair value of US$56.00 per share (A$3,670,000), based on the price per share that Sonic paid at the time of acquiring its initial ~82% interest in CPL.
- 1,000,000 options over unissued Sonic ordinary shares with a fair value of $2,773,000 were issued on 13 August 2007 as part of the consideration for the acquisition of the Medica Laboratory Group. The inputs to the valuation option model to determine the fair value are detailed in Note 39(b)(iii).

At the time of acquisition AEL was in the process of rationalising its Dallas operations with its most recently acquired laboratory (in Tyler, Texas). The restructuring provision recognised on acquisition of AEL was a present obligation of AEL immediately prior to the business combination and its execution was not conditional upon it being acquired by the Group.

The goodwill arising from the business combinations is attributable to their reputation in the local market, the benefit of marginal profit and synergies expected to be achieved from integrating these businesses with existing operations, expected revenue growth, future market development, the assembled workforce, and knowledge of local markets. These benefits are not recognised separately from goodwill as the future economic benefits arising from them cannot be reliably measured.

Note 33 Investments in subsidiaries (continued)

On 1 October 2005, the Group acquired an 82% equity interest in Clinical Pathology Laboratories, Inc. ("CPL"), an entity incorporated in the USA. At 30 June 2006, the initial accounting for this combination was determined using provisional values. The Group also acquired the business assets of Central Queensland Pathology Laboratory ("CQPL") and Muskogee Clinical Laboratory, Inc. in the 2006 financial year. The final costs of these combinations, the carrying values and fair values of the identifiable assets and liabilities, and the goodwill arising on acquisition are detailed below.

	Total $'000
Consideration – cash paid	425,226
Less: Cash of entities acquired	(9,279)
Total cash consideration	415,947
Deferred consideration – recognised as amounts owing to vendors (Note 24 and Note 29)	10,238
Consideration – shares/options	4,791
Transaction costs not settled in cash in the 2006 financial year	1,165
Total consideration	432,141

	Carrying value $'000	Fair value $'000
Fair value of identifiable net assets of subsidiaries acquired:		
Property, plant and equipment	17,296	17,296
Debtors & other receivables	42,080	39,786
Inventory	1,702	1,702
Prepayments	1,625	1,625
Deferred tax assets	-	110
Trade creditors	(23,569)	(23,618)
Income tax receivable	3,374	4,018
Borrowings	(34)	(34)
Lease and hire purchase liabilities	(1,113)	(1,113)
Deferred income tax liabilities	(4,630)	(4,630)
Other liabilities	(1,050)	(1,550)
Employee provisions	(2,971)	(2,971)
	32,710	30,621
(Less): Minority interests share		(7,239)
Goodwill		408,759

The total adjustment to goodwill during the 2007 financial year as a result of finalising the cost of the combinations and the fair values of the identifiable assets and liabilities acquired was an increase of $10,709,000.

2,000,000 options over unissued Sonic ordinary shares were issued as part of the consideration for CPL. The fair value of the options issued was $4,791,000. The inputs to the option valuation model to determine the fair value are detailed in Note 39(b)(ii).

Note 33 Investments in subsidiaries (continued)

(b) Acquisition of minority interests

On 29 January 2007 Sonic acquired the ~18% minority interests in Clinical Pathology Laboratories, Inc. ("CPL"), for US$82.7M which was comprised of ~US$41.6M in cash, plus 4,171,732 Sonic ordinary shares, issued at A$12.52 per share (a 5% discount to the market closing price on 8 December 2006, the day the transaction was proposed). The fair value of these shares was A$13.51 per share, based on the market value of a share at the date of issue discounted to reflect that the shares were subject to a 12 month escrow and were not entitled to participate in Sonic's 2007 interim dividend.

The carrying amount of CPL's net assets in the Group's financial statements on the date of acquiring the minority interests was US$53.4M. The Group recognised a decrease in minority interests of US$9.9M and additional goodwill of US$75.3M, equivalent to A$88,639,000 at 30 June 2007.

(c) Reconciliation of cash paid to Statements of cash flows

	Consolidated Group	
	2007	2006
	$'000	$'000
Consideration – cash paid for acquisitions in the financial year	**403,814**	425,226
Consideration – cash paid for minority interests in subsidiaries in the financial year	**86,931**	-
Consideration – cash paid to vendors for acquisitions in previous financial years	**4,025**	3,426
Less: Cash of entities acquired	**(8,669)**	(9,279)
Payment for purchase of subsidiaries net of cash acquired	**486,101**	419,373

Note 34 Commitments for expenditure

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
(a) Capital commitments				
Commitments for the acquisition of property, plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**22,378**	46,989	**9,024**	43,574
Later than one year but not later than 5 years	**909**	7,302	**-**	5,671
	23,287	54,291	**9,024**	49,245
(b) Lease commitments				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**87,682**	76,936	-	-
Later than one year but not later than 5 years	**181,927**	153,400	-	-
Later than 5 years	**33,106**	32,363	-	-
	302,715	262,699	-	-
Representing:				
Cancellable operating leases	**578**	454	-	-
Non-cancellable operating leases	**299,940**	257,605	-	-
Future finance charges on finance leases	**2,197**	4,640	-	-
	302,715	262,699	-	-

(i) Operating leases

The Group leases various premises under non-cancellable operating leases expiring within one to fourteen years. The leases have varying terms and renewal rights. On renewal, the terms of the leases are renegotiated.

The Group also leases various plant and machinery under cancellable operating leases. The Group is required to give six months notice for termination of these leases.

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	**86,626**	75,450	-	-
Later than one year but not later than 5 years	**181,647**	152,467	-	-
Later than 5 years	**33,095**	32,388	-	-
Less: Amount provided for surplus lease space under non-cancellable operating leases	**(1,428)**	(2,700)	-	-
Commitments not recognised in the financial statements	**299,940**	257,605	-	-
Future minimum lease payments expected to be received in relation to non-cancellable sub-leases of operating leases not recognised in the financial statements	**40,971**	35,422	-	-

Note 34 Commitments for expenditure (continued)

(ii) Finance leases

The Group leases various plant and equipment with a carrying amount of $28,871,000 (2006: $48,409,000) under finance leases expiring within one to four years.

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Within one year	**13,664**	19,958	-	-
Later than one year but not later than 5 years	**14,554**	27,197	-	-
Later than 5 years	**453**	483	-	-
Minimum lease payments	**28,671**	47,638	-	-
Less: Future finance charges	**(2,197)**	(4,638)	-	-
Total lease and hire purchase liabilities	**26,474**	43,000	-	-
Representing lease and hire purchase liabilities:				
Current (Note 20)	**12,105**	17,574	-	-
Non-current (Note 26)	**14,369**	25,426	-	-
	26,474	43,000	-	-

The weighted average interest rate implicit in the leases is 6.19% (2006: 5.95%)

(c) Remuneration commitments

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Commitments for the payment of salaries and other remuneration under long-term employment contracts in existence at the reporting date but not recognised as liabilities, payable:				
Within one year	**28,664**	29,013	-	-
Later than one year but not later than 5 years	**22,062**	39,603	-	-
Later than 5 years	**-**	175	-	-
	50,726	68,791	-	-

Note 35 Contingent liabilities

Sonic Healthcare Limited and certain subsidiaries, as disclosed in Note 33, are parties to a Deed of Cross Guarantee under which each company guarantees the debts of the others.

Note 36 Secured borrowings

The total secured liabilities (current and non-current) are as follows:

	Consolidated Group		Parent Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Bank loans	**21,016**	39,077	-	-
Commercial bills	**24,500**	16,000	-	-
Lease liabilities	**26,070**	41,739	-	-
Hire purchase liabilities	**404**	1,261	-	-
	71,990	98,077	-	-

Assets pledged as security

The secured bank loans and commercial bills (current and non-current) are attributable to non-wholly owned subsidiaries and represent:

- Bank loans of the Schottdorf Group outstanding at 30 June 2007 of $21,016,000 (2006: $39,077,000) that are secured by the assets and undertakings of the Schottdorf Group. In addition, Sonic Healthcare Limited has guaranteed $7,961,000 (€5,000,000) of this debt at 30 June 2007 (2006: $8,607,000 equivalent to €5,000,000).
- Commercial bills of IPN of $24,500,000 outstanding at 30 June 2007 (2006: $16,000,000) that are secured by a fixed and floating charge over the assets of IPN.

Lease and hire purchase liabilities are effectively secured as the rights to the relevant assets revert to the lessor/lender in the event of default.

The carrying amounts of assets pledged as security for current and non-current borrowings are:

	Consolidated Group		Parent Company	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Current				
Fixed and floating charge				
Cash and cash equivalents	**15,041**	24,887	-	-
Trade and other receivables	**40,949**	38,698	-	-
Inventories	**6,224**	5,587	-	-
Other	**1,660**	948	-	-
Total current assets pledged as security	**63,874**	70,120	-	-
Non-Current				
Finance lease				
Property, plant and equipment	**29,660**	49,597	-	-
Fixed and floating charge				
Receivables	**-**	1,613	-	-
Property, plant and equipment	**18,712**	13,852	-	-
Total non-current assets pledged as security	**48,372**	65,062	-	-
Total assets pledged as security	**112,246**	135,182	-	-

Note 37 Key management personnel

(a) Directors

The following persons were directors of Sonic Healthcare Limited during the financial year:

Chairman – non-executive
B.S. Patterson

Executive directors

Dr C.S. Goldschmidt	*Managing Director*
C.D. Wilks	*Finance Director*
Dr P.J. Dubois	
C.J. Jackson	
Dr H.F. Scotton	

Non-executive directors
R.P. Campbell
L.J. Panaccio

(b) Other key management personnel

The following person also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	Position
D. Schultz	President and Chief Operating Officer, Sonic Healthcare USA, Inc.

All of the above persons were also key management personnel during the year ended 30 June 2007.

The Group operates via a federation structure whereby the Chief Executive Officers of individual operating entities have delegated authority for their local operations. The Group's pathology and radiology activities are coordinated and controlled through the Pathology Sonic Executive Committee and the Imaging Sonic Executive Committee ("PSEC" and "ISEC"). Dr C.S. Goldschmidt is Chairman of PSEC and a member of ISEC, Dr P.J. Dubois is Chairman of ISEC and C.D. Wilks is a member of PSEC and ISEC. C.J. Jackson is Sonic's Commercial Director and head of Sonic's procurement department, as well as managing various projects and initiatives. He is also a member of PSEC.

Due to the prominent executive roles performed by Dr C.S. Goldschmidt, Dr P.J. Dubois, C.J. Jackson and C.D. Wilks, management does not believe there are any other executives within the Group in the current or prior financial year meeting the definition of "key management personnel" other than D. Schultz, President and Chief Operating Officer of Sonic Healthcare USA, Inc., who has authority and responsibility for planning, directing and controlling the Group's US operations.

(c) Remuneration of directors and executives

(i) Principles used to determine the nature and amount of remuneration

Sonic Healthcare Limited's remuneration packages are structured and set at levels that are intended to attract, motivate and retain directors and executives capable of leading and managing the Group's operations, and to align remuneration with the creation of value for shareholders.

The Remuneration Committee, consisting of 2 non-executive independent directors, makes specific recommendations to the Board on remuneration packages and other terms of employment for the Managing Director and Finance Director and advises the Board in relation to equity based incentive schemes for other employees.

Sonic Healthcare Limited's remuneration policy links the remuneration of the Managing Director and the Finance Director to Sonic's performance through the award of conditional entitlements. These conditional entitlements (cash bonuses, share and share option grants) are dependant on the earnings per share performance of the Group and thus align reward with the creation of value for shareholders.

Note 37 Key management personnel (continued)

(c) Remuneration of directors and executives (continued)

Remuneration and other terms of employment for other executives are reviewed annually by the Managing Director having regard to performance against goals set at the start of the year, performance of the entity or function of the Group for which they have responsibility, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, performance-related bonuses, share and option grants, and fringe benefits.

Cash bonuses and equity grants to other executive directors and employees are made solely at the discretion of the Managing Director, the Remuneration Committee and the Board of directors based on individual and company performance. These bonuses and option grants reward the creation of value for shareholders.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders. At a General Meeting on 31 July 2001 shareholders approved a maximum amount of $800,000 be available as remuneration for the services of the non-executive directors. Following a review of market practice and non-executive director fees for entities of similar complexity, the board resolved that with effect from 1 June 2006, the non-executive director fee of $50,000 per annum, which had remained unchanged for over seven years, be increased to $80,000 per annum plus $10,000 per annum for each board committee upon which the director serves. Options are not issued and bonuses are not payable to non-executive directors.

Other than contributions to superannuation funds during employment periods and notice periods under normal employment law and in certain executives' service contracts, the Group does not contract to provide retirement benefits to directors or executives.

Performance of the Group

Sonic Healthcare Limited's total shareholder return over the five year period to June 2007 was 245% (2006: 108%). This measure is calculated as the increase in share price over that period plus the dividends declared for those years (grossed up for franking credits) as a percentage of the share price at the start of the five year period. This total shareholder return calculation incorporates the value of the SciGen equity issue to Sonic shareholders in November 2002. Earnings over the five year period were as follows:

	2003	**2004**	**2005**	**2006**	**2007**	**Compound Average Annual Growth Rate***
Core earnings per share (cps)	35.1	40.2	48.9	58.6	65.5	16.9%
Net profit attributable to members ($'000)**	92,434	108,212	135,353	172,029	198,072	21.0%

* The compound average annual growth rate is calculated over the period shown.
** Net profit attributable to members and core earnings per share have been restated to reflect the application of AIFRS in prior periods.

(ii) Details of remuneration

The aggregate remuneration of the key management personnel is shown below:

	Consolidated Group		**Parent Company**	
	2007*	2006	**2007**	2006
	$	$	**$**	$
Short term employee benefits	**4,411,790**	4,177,382	**183,361**	148,633
Long term employee benefits	**16,919**	39,906	**-**	-
Post employment benefits	**362,873**	203,909	**126,639**	14,700
Share based payments	**6,391,189**	5,210,123	**-**	-
	11,182,771	9,631,320	**310,000**	163,333

* The key management personnel in the current period differ from those in the comparative period.

Note 37 Key management personnel (continued)

(c) Remuneration of directors and executives (continued)

Details of the remuneration of the key management personnel of the Group are set out below:

12 months to 30 June 2007

Name	Salary & fees $	Other benefits* $	Cash bonus $	Superannuation $	Long service leave accrual $
Dr C.S. Goldschmidt *Managing Director*	595,917	133,397	655,000	20,686	23,324
C.D. Wilks *Finance Director*	447,315	-	353,700	12,685	-
Dr P.J. Dubois *Director*	441,195	9,605	50,000	50,000	-
C.J. Jackson *Director*	366,764	2,987	60,000	11,817	(6,405)
Dr H.F. Scotton *Director*	319,784	-	-	109,242	-
B.S. Patterson *Chairman and non-executive Director*	100,842	-	-	9,158	-
R.P. Campbell *Non-executive Director*	-	-	-	110,000	-
L.J. Panaccio *Non-executive Director*	82,519	-	-	7,481	-
D. Schultz ** *President and COO Sonic Healthcare USA, Inc.*	413,118	4,002	375,645	31,803	-

12 months to 30 June 2006

Name	Salary & fees $	Other benefits* $	Cash bonus $	Superannuation $	Long service leave accrual $
Dr C.S. Goldschmidt *Managing Director*	559,442	170,419	586,000	20,139	9,538
C.D. Wilks *Finance Director*	447,861	-	316,440	12,139	-
Dr P.J. Dubois *Director*	443,026	9,518	70,000	4,500	-
C.J. Jackson *Director*	459,614	4,803	-	22,754	30,368
Dr H.F. Scotton *Director*	304,418	-	-	105,072	-
B.S. Patterson *Chairman and non-executive Director*	50,050	-	-	4,950	-
R.P. Campbell *Non-executive Director*	50,050	-	-	4,950	-
L.J. Panaccio *Non-executive Director*	48,533	-	-	4,800	-
D. Schultz ** *President and COO Sonic Healthcare USA, Inc.*	329,996	6,838	320,374	24,605	-

* Other benefits include fringe benefits tax.

** D. Schultz is employed by Sonic Healthcare USA, Inc., (2006: CPL) and is remunerated in US dollars. The remuneration for the 12 months to 30 June 2006 shown is for the period from 1 October 2005.

Note 37 Key management personnel (continued)

(c) Remuneration of directors and executives (continued)

Under the Executive Incentive Plan for Dr C.S. Goldschmidt and C.D. Wilks, fully paid up ordinary shares and options over unissued ordinary shares of Sonic Healthcare Limited are issuable upon the achievement of performance conditions (as set out in (d) below). The fair values of the options and shares at the time of grant have been determined and have been allocated equally over the service periods up to the vesting dates. In addition to the remuneration disclosed above, the calculated values of shares and options allocated to Dr C.S. Goldschmidt for the 12 month period to 30 June 2007 were $203,961 and $3,946,493 respectively (2006: $210,561 and $3,172,978). In addition to the remuneration disclosed above, the calculated values of shares and options allocated to C.D. Wilks for the 12 month period to 30 June 2007 were $109,629 and $2,131,106 respectively (2006: $113,176 and $1,713,408). Of the options issuable under the Executive Incentive Plan, the maximum total value of the options yet to vest for Dr C.S. Goldschmidt is $12,809,935, and for C.D. Wilks $6,917,365. These maximum values represent the fair value of the options, determined at grant date, which are yet to be expensed. Of the total options issuable under the Executive Incentive Plan, 10% had vested at 30 June 2007. No options have been forfeited to date under the Executive Incentive Plan.

Cash bonuses, fully paid up ordinary shares and options over unissued ordinary shares of Sonic Healthcare Limited are performance related components of Dr C.S. Goldschmidt's and C.D. Wilks' remuneration. In aggregate, these components make up 86% of Dr C.S. Goldschmidt's remuneration for the 12 months to 30 June 2007 (2006: 84%) and 85% of C.D. Wilks' remuneration for the 12 months to 30 June 2007 (2006: 82%). Cash bonuses are performance related components of Dr P.J. Dubois', C.J. Jackson's and D. Schultz's remuneration. The components make up 9% of Dr P.J. Dubois' remuneration for the 12 months to 30 June 2007 (2006: 13%), 14% of C.J. Jackson's remuneration for the 12 months to 30 June 2007 (2006: Nil), and 46% of D. Schultz's remuneration for the 12 months to 30 June 2007 (2006: 47%).

(iii) Service agreements

None of the key management personnel have a service contract. Rather the terms and entitlements of employment are governed by normal employment law.

Remuneration arrangements for Dr C.S. Goldschmidt and C.D. Wilks were revised in February 2004, with effect from 1 July 2003, following a detailed review by the Remuneration Committee and subsequent approval by shareholders at the 2004 and 2005 Annual General Meetings. The key terms of the revised arrangements, (the "Executive Incentive Plan") which are to run for 5 consecutive years until 30 June 2008, are set out below:

Dr C.S. Goldschmidt

- Base salary, inclusive of superannuation of $750,000 per annum.

Short term incentives:

- Cash bonus, payable half yearly based on a 1,000,000 multiple of earnings per share for each 6 month period.
- Issue of 20,000 fully paid ordinary shares per annum if core earnings per share are at least 10% higher than the previous year. If core earnings per share growth falls below 10%, no shares will be issued. However, if core earnings per share growth in the subsequent year exceeds 10% and makes up for the previous year's shortfall, then the prior year's shares that were foregone will be issued.

Long term incentive:

- Issue of 1,000,000 options per annum exercisable at $7.50 (Sonic's share price at the time (February 2004) the revised arrangements were agreed between the Remuneration Committee and the Executive Directors) if core earnings per share increase at least 10% (compounded) each year over a base set for the 2004 financial year of $0.42. If this growth is not achieved in one year but is made up in the subsequent year, then the previously forfeited options will be issued. Up to 50% of the options may be exercised 24 months from the date of issue and 100% may be exercised 36 months from the date of issue. The options expire after 60 months from the date of issue. These options are an equity settled share based payment.

Note 37 Key management personnel (continued)

(c) Remuneration of directors and executives (continued)

C.D. Wilks

- Base salary, inclusive of superannuation of $460,000 per annum.

Short term incentives:

- Cash bonus, payable half yearly based on a 540,000 multiple of earnings per share for each 6 month period.
- Issue of 10,750 fully paid ordinary shares per annum if core earnings per share are at least 10% higher than the previous year. If core earnings per share growth falls below 10%, no shares will be issued. However, if core earnings per share growth in the subsequent year exceeds 10% and makes up for the previous year's shortfall, then the prior year's shares that were foregone will be issued.

Long term incentive:

- Issue of 540,000 options per annum exercisable at $7.50 (Sonic's share price at the time (February 2004) the revised arrangements were agreed between the Remuneration Committee and the Executive Directors) if core earnings per share increase at least 10% (compounded) each year over a base set for the 2004 financial year of $0.42. If this growth is not achieved in one year but is made up in the subsequent year, then the previously forfeited options will be issued. Up to 50% of the options may be exercised 24 months from the date of issue and 100% may be exercised 36 months from the date of issue. The options expire after 60 months from the date of issue. These options are an equity settled share based payment.

Options issued to Dr C.S. Goldschmidt during the year to 30 June 2007 had an aggregate fair value of $3,940,000 (2006: $3,890,000). Options issued to C.D. Wilks during the year to 30 June 2007 had an aggregate fair value of $2,127,600 (2006: $2,100,600). No options were exercised by either Dr C.S. Goldschmidt or C.D. Wilks during the 2007 year. The remaining 200,000 options on issue under the previous Executive Director Option plan (granted in April 2000) were exercised by C.D. Wilks during the 2006 financial year. The value at exercise date of these options (being the difference between the market price and the exercise price) was $2,044,000. The total value of options issued in the 2006 financial year and the value of options issued in prior years exercised in the 2006 financial year for C.D. Wilks was $4,144,600.

The remuneration amounts disclosed relating to shares and options issued under the Executive Incentive Plan represent the assessed fair values at the date they were granted allocated equally over the service periods up to the vesting dates. Fair values for these shares and options have been determined using a pricing model consistent with the Black Scholes methodology that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the current price and expected price volatility of the underlying share, the expected dividend yield and risk-free interest rate for the term of the option. Sonic has applied no discount to the calculated fair value of these options for service continuity risk.

D. Schultz

- Base salary of US$325,000.
- Cash bonus arrangement (capped at 100% of base salary) based on the satisfaction of performance conditions relating to the earnings of the Group's US operations.

(d) Equity disclosures relating to key management personnel

During the financial year 20,000 fully paid up ordinary shares and 1,000,000 options over unissued ordinary shares in Sonic Healthcare Limited were issued to Dr C.S. Goldschmidt, and 10,750 shares and 540,000 options were issued to C.D. Wilks under the Executive Incentive Plan. These performance related issues represented the short term and long term incentive awards in relation to the 2006 financial year.

Since the end of the financial year, but prior to the date of this report, identical issues of fully paid up ordinary shares and options over unissued ordinary shares have been made to Dr C.S. Goldschmidt and C.D. Wilks under the Executive Incentive Plan. These performance related issues represented the short term and long term incentive awards in relation to the 2007 financial year.

The maximum number of shares and options issuable in future years under the Executive Incentive Plan is 30,750 shares and 1,540,000 options.

Note 37 Key management personnel (continued)

(d) Equity disclosures relating to key management personnel (continued)

(i) Options provided as remuneration

The number of options over ordinary shares held beneficially or personally during the current and prior financial year by the key management personnel of the Group in relation to remuneration arrangements are set out below:

2007 Name	Balance at 1 July 2006	Issued during the 2007 year as remuneration	Exercised during the 2007 year	Balance at 30 June 2007	Vested and exercisable at the end of the 2007 year
Dr C.S. Goldschmidt	2,000,000	1,000,000	-	3,000,000	500,000
C.D. Wilks	1,080,000	540,000	-	1,620,000	270,000

2006 Name	Balance at 1 July 2005	Issued during the 2006 year as remuneration	Exercised during the 2006 year	Balance at 30 June 2006	Vested and exercisable at the end of the 2006 year
Dr C.S. Goldschmidt	1,000,000	1,000,000	-	2,000,000	Nil
C.D. Wilks	740,000	540,000	(200,000)	1,080,000	Nil

No options granted to key management personnel in prior years vested during the current and prior financial year.

(ii) Shares issued on exercise of options

No shares were issued as a result of the exercise of options by key management personnel of the Group during the 2007 financial year. In the prior year C.D. Wilks exercised 200,000 options with an exercise price of $5.32, resulting in the issue of 200,000 shares. No amounts are unpaid on any shares issued on the exercise of options.

(iii) Shares provided as remuneration

Executive Directors

Fully paid up ordinary shares of Sonic Healthcare Limited were issued during and since the end of the financial year under the Executive Incentive Plan.

Name	Number of fully paid ordinary shares issued during the 12 months to 30 June 2007	Number of fully paid ordinary shares issued during the 12 months to 30 June 2006
Dr C.S. Goldschmidt	20,000	20,000
C.D. Wilks	10,750	10,750

Other key management personnel

No shares were provided as remuneration to other key management personnel in either the current or prior financial year.

Note 37 Key management personnel (continued)

(d) Equity disclosures relating to key management personnel (continued)

(iv) Share holdings

The number of ordinary shares held personally or beneficially during the current and prior financial year by the key management personnel of the Group are set out below.

2007 Name	Balance at 1 July 2006	Issued during the 2007 year on the exercise of options	Shares provided as remuneration during the 2007 year	Other changes during the 2007 year	Balance at 30 June 2007
B.S. Patterson	3,816,646	-	-	-	3,816,646
Dr C.S. Goldschmidt	1,840,000	-	20,000	(1,200,000)	660,000
C.D. Wilks	1,069,500	-	10,750	(500,000)	580,250
Dr P.J. Dubois	124,723	-	-	(99,723)	25,000
C.J. Jackson	490,590	-	-	-	490,590
Dr H.F. Scotton	180,634	-	-	-	180,634
D. Schultz	-	-	-	560,586	560,586

2006 Name	Balance at 1 July 2005	Issued during the 2006 year on the exercise of options	Shares provided as remuneration during the 2006 year	Other changes during the 2006 year	Balance at 30 June 2006
B.S. Patterson	3,816,646	-	-	-	3,816,646
Dr C.S. Goldschmidt	3,020,000	-	20,000	(1,200,000)	1,840,000
C.D. Wilks	1,583,750	200,000	10,750	(725,000)	1,069,500
Dr P.J. Dubois	122,379	-	-	2,344	124,723
C.J. Jackson	490,590	-	-	-	490,590
Dr H.F. Scotton	180,634	-	-	-	180,634

Note 38 Remuneration of auditors

	Consolidated Group 2007 $	Consolidated Group 2006 $	Parent Company 2007 $	Parent Company 2006 $
During the year the auditor of the Parent Company and its related practices earned the following remuneration:				
PricewaterhouseCoopers – Australian firm				
Audit or review of financial reports of the Parent Company or any entity in the Group	**687,350**	514,148	**80,000**	80,000
Accounting and advisory services	**45,700**	100,630	**-**	-
Total audit and accounting/advisory services	**733,050**	614,778	**80,000**	80,000
Total remuneration	**733,050**	614,778	**80,000**	80,000
Related practices of PricewaterhouseCoopers Australian firm (including overseas PricewaterhouseCoopers firms)				
Audit or review of the financial reports of the Parent Company or any entity in the Group	**475,524**	726,924	**-**	-
Accounting and advisory services	**-**	150,656	**-**	-
Total audit and accounting/advisory services	**475,524**	877,580	**-**	-
Taxation compliance services	**34,534**	20,199	**-**	-
Total remuneration	**510,058**	897,779	**-**	-

Statutory audit and tax compliance services are subject to periodic competitive tender processes involving the major Chartered Accounting firms. Accounting and advisory services include due diligence and acquisition related projects, financing advice and services in connection with the liquidation and deregistration of subsidiaries as part of restructuring the Group. The non-audit services provided are not considered to be of a nature which could give rise to a conflict of interest or loss of independence for the external auditors.

Note 39 Share based payments

(a) Share based payments relating to remuneration

The Group has several equity settled share based compensation plans for executives and employees. The fair value of equity remuneration granted under the various plans is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to shares and options ("the vesting period"). Details of the pricing model and the measurement inputs utilised to determine the fair value of shares and options granted are disclosed in Note 1(q) to the financial statements.

(i) Sonic Healthcare Limited Employee Option Plan

Options are granted under the Sonic Healthcare Limited Employee Option Plan for no consideration. Options granted are able to be exercised subject to the following vesting periods:

- Up to 50% may be exercised after 30 months from the date of grant
- Up to 75% may be exercised after 42 months from the date of grant
- Up to 100% may be exercised after 54 months from the date of grant

Options granted under the plan expire after 58 months and carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. No option holder has any right under the options to participate in any other share issue of the company or of any other entity.

Set out below are summaries of options granted under the plan.

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercis-able at end of the year	Balance at date of this report
			Number	Number	Number	Number	Number	Number	Numbe r	Number
Consolidated Group and Parent Company - 2007										
16/07/02	16/05/07	$4.66	405,625	-	-	(374,125)	(31,500)	-	-	-
15/04/03	15/02/08	$6.30	435,000	-	(2,500)	(120,500)	-	312,000	150,750	309,500
23/09/04	23/07/09	$9.51	10,000	-	-	-	-	10,000	5,000	10,000
23/09/04	23/07/09	$9.56	370,000	-	-	(25,000)	-	345,000	160,000	277,500
15/11/06	15/09/11	$13.10	-	1,200,000	-	-	-	1,200,000	-	1,200,000
13/08/07	13/06/12	$13.00	-	-	-	-	-	-	-	500,000
Total			1,220,625	1,200,000	(2,500)	(519,625)	(31,500)	1,867,000	315,750	2,297,000
Weighted Average Exercise Price			$6.77	$13.10	$6.30	$5.28	$4.66	$11.29	$8.00	
Consolidated Group and Parent Company - 2006										
20/06/01	20/04/06	$7.38	2,281,450	-	(5,000)	(2,071,400)	(205,050)	-	-	
16/07/02	16/05/07	$4.66	661,500	-	(25,000)	(230,875)	-	405,625	201,000	
15/04/03	15/02/08	$6.30	650,000	-	-	(215,000)	-	435,000	110,000	
23/09/04	23/07/09	$9.51	10,000	-	-	-	-	10,000	-	
23/09/04	23/07/09	$9.56	370,000	-	-	-	-	370,000	-	
Total			3,972,950	-	(30,000)	(2,517,275)	(205,050)	1,220,625	311,000	
Weighted Average Exercise Price			$6.96	-	$5.11	$7.04	$7.38	$6.77	$5.24	

The weighted average share price at the date of exercise for options exercised in the 12 months to 30 June 2007 was $14.54 (2006: $14.75).

Note 39 Share based payments (continued)

The weighted average remaining contractual life of share options outstanding at the end of the year was 3.2 years (2006: 1.8 years).

Fair value of options granted
The average assessed fair value of options granted during the year ended 30 June 2007 was $2.24 per option (2006: Nil).

The valuation model inputs for options granted during the year ended 30 June 2007 include:

(a) exercise price: $13.10 (2006: Nil)
(b) share price at time of grant: $13.48 (2006: Nil)
(c) expected life: 4.25 years from date of issue (2006: Nil)
(d) share price volatility: 17.4% (based on 3 year historic prices) (2006: Nil)
(e) risk free rate: 5.8% (2006: Nil)
(f) dividend yield: 3.7% (2006: Nil)

(ii) Queensland X-Ray (QXR) options

Pursuant to Sonic's agreement with the vendors of QXR, Sonic is to issue a total of 1,000,000 options to staff of QXR. The vesting and other conditions for these options are the same as those for the Sonic Healthcare Limited Employee Option Plan. To date 825,000 options have been issued in the following tranches:

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercis-able at end of the year	Balance at date of this report
			Numbe r	Number	Number	Number	Number	Number	Number	Number
Consolidated Group and Parent Company - 2007										
16/07/02	16/05/07	$4.66	170,000	-	-	(165,000)	(5,000)	-	-	-
7/04/03	7/02/08	$6.01	60,000	-	-	(10,000)	-	50,000	30,000	50,000
19/02/04	19/12/08	$7.57	165,000	-	-	(50,000)	-	115,000	32,500	93,500
24/07/06	24/05/11	$12.69	-	40,000	-	-	-	40,000	-	40,000
Total			395,000	40,000	-	(225,000)	(5,000)	205,000	62,500	183,500
Weighted Average Exercise Price			$6.08	$12.69	-	$5.37	$4.66	$8.19	$6.82	
Consolidated Group and Parent Company - 2006										
16/07/02	16/05/07	$4.66	310,000	-	-	(140,000)	-	170,000	47,500	
7/04/03	7/02/08	$6.01	80,000	-	-	(20,000)	-	60,000	20,000	
19/02/04	19/12/08	$7.57	215,000	-	(50,000)	-	-	165,000	-	
Total			605,000	-	(50,000)	(160,000)	-	395,000	67,500	
Weighted Average Exercise Price			$5.87	-	$7.57	$4.83	-	$6.08	$5.06	

The weighted average share price at the date of exercise for options exercised in the 12 months to 30 June 2007 was $14.32 (2006: $14.53).

The weighted average remaining contractual life of share options outstanding at the end of the year was 1.7 years (2006: 1.7 years).

Note 39 Share based payments (continued)

Fair value of options granted
The average assessed fair value of options granted during the year ended 30 June 2007 was $1.88 per option (2006: Nil).

The valuation model inputs for options granted during the year ended 30 June 2007 include:

(a) exercise price: $12.69 (2006: Nil)
(b) share price at time of grant: $12.74 (2006: Nil)
(c) expected life: 4.25 years from date of issue (2006: Nil)
(d) share price volatility: 16.7% (based on 3 year historic prices) (2006: Nil)
(e) risk free rate: 5.6% (2006: Nil)
(f) dividend yield: 3.7% (2006: Nil)

(iii) Executive Directors' Options

All of the options issued to Dr C.S. Goldschmidt and C.D. Wilks on 20 April 2000, with an exercise price of $5.32 and an expiry date of 20 April 2010, had been exercised prior to or during the year ended 30 June 2006. The weighted average share price at the date of exercise of the options exercised during the 2006 financial year was $15.54.

(iv) Executive Incentive Plan

Executive Incentive Plan options expire 60 months after issue and are able to be exercised subject to the following vesting periods:

- Up to 50% may be exercised after 24 months from the date of issue
- Up to 100% may be exercised after 36 months from the date of issue

Details of the Executive Incentive Plan are set out in Note 37.

Note 39 Share based payments (continued)

A summary of options granted under this plan are set out below:

Issue date	Expiry date	Exercise price	Balance at start of the year	Issued during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercis-able at end of the year	Balance at date of this report
			Number	Number	Number	Number	Number	Number	Numbe r	Number
Consolidated Group and Parent Company - 2007										
26/11/04	26/11/09	$7.50	1,540,000	-	-	-	-	1,540,000	770,000	1,540,000
22/08/05	22/08/10	$7.50	1,540,000	-	-	-	-	1,540,000	-	1,540,000
22/08/06	22/08/11	$7.50	-	1,540,000	-	-	-	1,540,000	-	1,540,000
24/08/07	24/08/12	$7.50	-	-	-	-	-	-	-	1,540,000
Total			3,080,000	1,540,000	-	-	-	4,620,000	770,000	6,160,000
Consolidated Group and Parent Company - 2006										
26/11/04	26/11/09	$7.50	1,540,000	-	-	-	-	1,540,000	-	
22/08/05	22/08/10	$7.50	-	1,540,000	-	-	-	1,540,000	-	
Total			1,540,000	1,540,000	-	-	-	3,080,000	-	

The weighted average remaining contractual life of options outstanding at the end of the year was 3.2 years (2006: 3.8 years).

A summary of the fully paid up ordinary shares granted under this plan are set out below:

	Consolidated Group and Parent Company	
	2007	2006
	Number	Number
Shares issued under the Executive Incentive Plan	**30,750**	30,750

Shares and options issued in the current and prior financial years represent satisfaction of performance conditions relating to the preceding years.

Fair value of shares and options granted
The assessed fair value of shares and options issued during the year ended 30 June 2007 was $10.48 per share and $3.94 per option respectively (2006: $10.81 and $3.89). The first four years of the performance related entitlements issuable under the Executive Incentive Plan were approved by shareholders at the 2004 Annual General Meeting and covered those issues made during the current and prior financial years.

The valuation model inputs for the valuation of shares and options approved at the 2004 Annual General Meeting were:

(a) exercise price: $7.50 (2006: $7.50)
(b) share price at time of grant: $11.10 (2006: $11.10)
(c) expected life: 5 years from date of issue (2006: 5 years)
(d) share price volatility: 15.3% (based on 3 year historic prices) (2006: 15.3%)
(e) risk free rate: 5.0% (2006: 5.0%)
(f) dividend yield: 3.15% (2006: 3.15%)

Note 39 Share based payments (continued)

(v) Independent Practitioner Network Limited Employee Share Option Scheme

An employee share option scheme has been established where Independent Practitioner Network Limited (a member of the Group) may, at the discretion of its Board of Directors, grant options over the ordinary shares in Independent Practitioner Network Limited to directors, executives and certain members of IPN's staff. For the grants on the 7 December and 20 December 2006 the options vest one third after two years, one third after three years and the balance after four years with the expiry being one year after each vesting date. Vesting is subject to EPS growth targets being met of 10% compounded annually. For all remaining grants under the plan 25% of the grant vests at each anniversary.

Set out below are summaries of options granted under the plan.

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercis-able at end of the year	Balance at date of this report
			Number	Number	Number	Number	Number	Number	Number	Number
Consolidated Group - 2007										
23/11/02	30/11/07	$0.0785	760,000	-	-	(760,000)	-	-	-	-
23/11/02	30/03/07	$0.0785	500,000	-	-	(500,000)	-	-	-	-
23/11/02	31/12/06	$0.0785	500,000	-	-	(500,000)	-	-	-	-
22/08/02	21/08/07	$0.1255	380,000	-	-	-	-	380,000	380,000	-
7/12/06	6/12/09	Nil	-	349,965	-	-	-	349,965	-	349,965
7/12/06	19/12/10	Nil	-	349,965	-	-	-	349,965	-	349,965
7/12/06	6/12/11	Nil	-	350,070	-	-	-	350,070	-	350,070
20/12/06	19/12/09	Nil	-	811,881	-	-	-	811,881	-	811,881
20/12/06	19/12/10	Nil	-	811,874	-	-	-	811,874	-	811,874
20/12/06	19/12/11	Nil	-	811,874	-	-	-	811,874	-	811,874
Total			2,140,000	3,485,629	-	(1,760,000)	-	3,865,629	380,000	3,485,629
Weighted Average Exercise Price			$0.088	Nil	-	$0.079	-	$0.013	$0.132	

In addition, 1,000,000 options were issued on 3 October 2006 to the vendors of the Redcliffe Medical Centre business. The options vest one third after two years, one third after three years and one third after four years from the date of acquisition, providing the vendor Doctors continue to practice from the Medical Centre business acquired. The options have an exercise price of $0.1441 calculated as the volume weighted average price of shares on the 30 days immediately proceeding the grant date. The options expire on 2 October 2011 and none are exercisable at the date of this report.

No options were granted or exercised during the prior financial year. Set out below are summaries of options held under the plan at the end of the prior financial year.

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercis-able at end of the year
Consolidated Group - 2006									
23/11/02	30/11/07	$0.0785	760,000	-	-	-	-	760,000	570,000
23/11/02	30/03/07	$0.0785	500,000	-	-	-	-	500,000	375,000
23/11/02	31/12/06	$0.0785	500,000	-	-	-	-	500,000	375,000
22/08/02	21/08/07	$0.1255	380,000	-	-	-	-	380,000	228,000
Total			2,140,000	-	-	-	-	2,140,000	1,548,000
Weighted Average Exercise Price			$0.088	-	-	-	-	$0.088	$0.086

The weighted average share price at the date of exercise for share options exercised in the 12 months to 30 June 2007 was $0.19 (2006: n/a).

The weighted average remaining contractual life of options outstanding at the end of the year was 3.1 years (2006: 1.0 years).

Note 39 Share based payments (continued)

The valuation model inputs for the IPN options granted on 7 December 2006 include:

(a) exercise price: nil
(b) exercise dates subject to growth targets noted above
(c) expiry dates noted in above table
(d) share price at time of grant: $0.215
(e) share price volatility: 76.0%
(f) risk free rate: 5.88%

The valuation model inputs for the IPN options granted on 20 December 2006 include:

(a) exercise price: nil
(b) exercise dates subject to growth targets noted above
(c) expiry dates noted in above table
(d) share price at time of grant: $0.23
(e) share price volatility: 76.0%
(f) risk free rate: 6.06%

The valuation model inputs for the IPN options granted on 3 October 2006 include:

(a) exercise price: $0.1441
(b) share price at time of grant: $0.175
(c) share price volatility: 76.0%
(d) risk free rate: 5.80%

(vi) Expenses arising from share based payment transactions

Total expenses arising from equity settled share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated Group		Parent Company	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Equity remuneration	**7,089**	5,511	**6,962**	5,505

(vii) Shares issued on the exercise of options up to the date of this report

(a) Sonic Healthcare Limited Employee Option Plan Options:

A total of 519,625 ordinary shares of Sonic were issued during the year ended 30 June 2007 on the exercise of options granted under the Sonic Healthcare Limited Employee Option Plan and a further 70,000 shares have been issued since that date, but prior to the date of this report. The amounts paid on issue of those shares were:

Number of options	Amounts paid (per share)
374,125	$4.66
123,000	$6.30
92,500	$9.56
589,625	

Note 39 Share based payments (continued)

(b) Queensland X-Ray (QXR) Options:

A total of 225,000 ordinary shares of Sonic were issued during the year ended 30 June 2007 on the exercise of QXR options and a further 21,500 shares have been issued since that date, but prior to the date of this report. The amounts paid on issue of those shares were:

Number of options	Amounts paid (per share)
165,000	$4.66
10,000	$6.01
71,500	$7.57
246,500	

(c) Independent Practitioner Network Limited Employee Share Option Scheme:

A total of 1,760,000 ordinary shares of IPN were issued during the year ended 30 June 2007 on the exercise of options granted under the Independent Practitioner Network Limited Employee Share Option Scheme and a further 380.000 shares have been issued since that date, but prior to the date of this report. The amounts paid on issue of those shares were:

Number of options	Amounts paid (per share)
1,760,000	$0.0785
380,000	$0.1255
2,140,000	

No amounts are unpaid on any of these shares.

(b) Options issued other than in relation to remuneration

(i) Schottdorf Group

3,000,000 options over unissued ordinary Sonic shares were granted on 1 July 2004 as part of the Schottdorf acquisition consideration. Each option is convertible into one ordinary share as set out below on or before 31 August 2009 at an exercise price of $6.75:

- Up to 20% may be exercised after 1 July 2005
- Up to 40% may be exercised after 1 July 2006
- Up to 60% may be exercised after 1 July 2007
- Up to 80% may be exercised after 1 July 2008
- Up to 100% may be exercised after 1 July 2009

Options granted carry no dividend or voting rights. No option holder has any right under the option to participate in any other issue of the company or of any other entity. All of the 3,000,000 options remain unexercised as at the date of this report. The weighted average remaining contractual life of options outstanding at the end of the year was 2.2 years (2006: 3.2 years).

Note 39 Share based payments (continued)

(ii) CPL

2,000,000 options over unissued ordinary Sonic shares were granted on 15 November 2006. Each option is convertible into one ordinary share as set out below at an exercise price of $13.10:

- 1,400,000 may be exercised after 1 October 2010, expiring 30 September 2011
- 300,000 may be exercised after 1 October 2011, expiring 30 September 2012
- 300,000 may be exercised after 1 October 2012, expiring 30 September 2013

Options granted carry no dividend or voting rights. No option holder has any right under the option to participate in any other issue of the company or of any other entity.

The weighted average remaining contractual life of options outstanding at the end of the year was 4.7 years (2006: n/a). All of the 2,000,000 options remain unexercised as at the date of this report.

The valuation model inputs for the options granted include:

(a) exercise price: $13.10 (2006: Nil)
(b) share price at time of grant: $13.48 (2006: Nil)
(c) expected life: 5.5 years from date of issue (2006: Nil)
(d) share price volatility: 17.4% (based on 3 year historic prices) (2006: Nil)
(e) risk free rate: 5.8% (2006: Nil)
(f) dividend yield: 3.7% (2006: Nil)

(iii) Medica Laboratory Group

1,000,000 options over unissued ordinary Sonic shares were granted on 13 August 2007 as part of the Medica acquisition consideration. Each option is convertible into one ordinary share after 30 May 2012 and on or before 30 September 2012 at an exercise price of $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day. Sonic notes that when granting of these options was notified to the ASX on 13 August 2007, the alternate exercise price was inadvertently omitted from the announcement.

Options granted carry no dividend or voting rights.

The valuation model inputs for the options granted include:

(a) exercise price: $13.00 (2006: Nil)
(b) share price at time of grant: $14.16 (2006: Nil)
(c) expected life: 5 years from date of issue (2006: Nil)
(d) share price volatility: 17.5% (based on 3 year historic prices) (2006: Nil)
(e) risk free rate: 6.23% (2006: Nil)
(f) dividend yield: 3.8% (2006: Nil)

Note 40 Related parties

(a) Parent entities and subsidiaries

Sonic Healthcare Limited (Sonic) is the ultimate Parent Company in the Group comprising the company and its subsidiaries as detailed in Note 33.

(b) Transactions with related parties

The following transactions occurred with related parties:

	Parent Company	
	2007	2006
	$'000	$'000
Transactions with subsidiaries		
Dividend revenue		
Distributions and dividends received from subsidiaries	123,978	105,379
Tax consolidation legislation		
Current tax payable assumed from wholly owned tax consolidated entities	37,170	13,579
Interest revenue		
Interest and loan facility fees charged to subsidiaries	14,127	4,750
Interest expense		
Interest charged by subsidiaries	346	-
Other transactions		
Rent and outgoings charged to subsidiaries	3,494	3,046
Management fees charged to subsidiaries	1,200	1,300
Payment made by subsidiaries for shares issued under the option plans	5,766	18,851
Loans extended to subsidiaries	72,577	305,582
Loans repaid by subsidiaries	109,227	17,291

(i) Transactions with directors of Sonic Healthcare Limited and other key management personnel

During the financial year rental expense payments totalling $1,500,938 (2006: $1,447,843) have been made by the Group to director related entities, including unit trusts, private companies and spouses. The rental transactions were based on normal terms and conditions and at market rates. No balance was outstanding at the end of the current or preceding year. The directors who had an interest in the rental transactions in the current or preceding financial year were C.J. Jackson, Dr P.J. Dubois and Dr H.F. Scotton.

(ii) Transactions with directors of subsidiaries of the Group

During the financial year rental expense payments totalling $465,769 (2006: $446,131) have been made by the Group to subsidiary director related entities, including unit trusts, private companies and spouses. The rental transactions were based on commercial terms and conditions and at market rates. No balance was outstanding at the end of the current or preceding year. The directors of subsidiaries who had an interest in the rental transactions in the current or preceding financial year were M. Prentice and J. Roberts.

From the date of the Medica acquisition (30 May 2007) to the 30 June 2007, rental expense payments totalling $31,533 have been made by the Group to a subsidiary director related entity, SRD Immobilien AG. The rental transactions were based on commercial terms and conditions and at market rates. As at 30 June 2007 a payable to SRD Immobilien AG of $156,702 existed. The director of the subsidiary who had an interest in the rental transaction was Dr F. Käppeli.

Note 40 Related parties (continued)

During the preceding financial year, The Doctors Laboratory Limited (TDL, a member of the Group) provided pathology laboratory services to S. Ungar, a director of TDL. The total value of these services was $32,038. No laboratory services were provided in the current financial year.

During the financial year a number of TDL group companies transacted with CliniSys Solutions Limited, formerly Varleigh UK Limited (an entity incorporated in the UK). D. Byrne, R. Prudo and S. Ungar, directors of TDL group companies, held significant shareholdings in this company, until 28 April 2007 when they sold their entire shareholdings. The nature and aggregate amount of the transactions up to 28 April 2007 were:

- Purchase of IT support for $242,502 (2006: $773,212), recognised as an expense.
- Purchase of software and hardware for $361,040 (2006: $137,122), recognised as capital expenditure.
- Consultancy services to the value of nil (2006: $77,383), recognised as an expense.

During the year ending 30 June 2007 CPL had the following transactions with entities related to its directors:

Transaction	**Director Related Entity**	**Relevant Directors**	**2007**	**2006**
Pathology services expense	Clinical Pathology Associates	Dr R.E. Connor, Dr G. Jacknow	$11,757,401	$8,857,801
Pathology services expense	MD Pathology	Dr M. Deck	$226,616	$175,901
Management fee revenue	Clinical Pathology Associates	Dr R.E Connor, Dr G. Jacknow	$2,607,195	$1,859,001
Courier services revenue	MD Pathology	Dr M. Deck	$763	$606

All of the above transactions were on normal terms and conditions and at market rates.

As at 30 June 2007 a payable to Clinical Pathology Associates of $707,754 (2006: $100,837) and to MD Pathology of $21,993 (2006: $19,734) existed.

D. Schultz, Dr R.E. Connor, Dr G. Jacknow and Dr M. Deck were directors of CPL during the year, and up to 29 January 2007 they were minority shareholders in CPL. Dividends were paid by CPL during the period to all shareholders on the same basis.

During the financial year IPN paid information technology service fees of $1,185,888 to eHealth Networks Pty Limited, a company in which IPN director, Dr M.W. Parmenter is a director. On 1 January 2007 IPN entered into a 5 year agreement for I.T. support services with eHealth Networks Pty Limited. The Company also disposed of net liabilities to eHealth Networks Pty Limited for which a payment was made of $23,927.

These transactions were made on normal commercial terms and conditions and at market rates.

(iii) Remuneration of directors and other key management personnel

Details of remuneration of directors and other key management personnel have been disclosed in Note 37.

(c) Loans to/from related parties

	Parent Company	
	2007	2006
	$'000	$'000
Loans to/from subsidiaries		
Accrued income relating to subsidiaries	7,435	3,886
Dividend receivable from subsidiary	-	382
Accrued expenses relating to subsidiaries	5,354	1,534
Loans to subsidiaries – Non current	494,409	398,015
Loans from subsidiaries – Non current	371,821	293,599

Terms and conditions of loans to/from subsidiaries

The terms and conditions of the tax funding agreement are set out in Note 7.

Offshore loans to/from subsidiaries were made on normal terms and conditions, at market interest rates, and are repayable on demand. Loans between wholly owned entities in the Australian tax Group are non-interest bearing and repayable on demand.

Outstanding balances are unsecured and repayable in cash.

Note 40 Related parties (continued)

(d) Amounts receivable from/payable to other key management personnel

There were no amounts receivable from/payable to other key management personnel at 30 June 2007 (2006: Nil).

(e) Doubtful debts

No provision for doubtful debts has been raised in relation to any receivable or loan balance with related parties, nor has any expense been recognised.

Note 41 Earnings per share

	Consolidated Group	
	2007	2006
	Cents	Cents
Basic earnings per share	**66.6**	59.8
Diluted earnings per share	**65.5**	58.6

	2007	2006
	Shares	Shares
Weighted average number of ordinary shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**297,247,195**	287,910,303
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**302,285,149**	293,420,332

Options over ordinary shares are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share.

Details of the options exercised and issued in the period between the reporting date and the date of this report are detailed in Note 39.

The issue of 28,169,015 fully paid ordinary shares at $14.20 per share to investors as a result of an underwritten placement undertaken by the Parent Company on 23 August 2007 have not been included in the determination of diluted earnings per share.

	Consolidated Group	
	2007	2006
	$'000	$'000
Reconciliations of earnings used in calculating earnings per share		
Net profit	**210,054**	185,815
Net (profit) attributable to minority interests	**(11,982)**	(13,786)
Earnings used in calculating basic and diluted earnings per share	**198,072**	172,029

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
Note 42 Statements of cash flows				
(a) Cash at bank and on hand	**35,960**	68,156	**792**	139

Cash balances bear floating interest rates of between 0.20% - 7.63% (2006: 1.37% - 6.25%).

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Company 2007 $'000	Parent Company 2006 $'000
(b) Reconciliation of net cash inflow from operating activities to operating profit after income tax				
Operating profit after income tax	**210,054**	185,815	**128,773**	107,645
Add/(less) non-cash items:				
Depreciation and amortisation	**64,738**	56,097	**644**	528
Share based payments	**7,089**	5,511	**6,962**	5,505
Other non-cash items	**(7,056)**	(5,176)	**367**	(2,183)
Add/(less) changes in assets and liabilities during the financial year:				
(Increase)/decrease in sundry debtors and prepayments	**(11,523)**	(6,654)	**(3,448)**	(4,004)
(Increase)/decrease in trade debtors and accrued revenue	**(23,116)**	4,081	**-**	-
(Increase)/decrease in dividend receivable	**-**	-	**-**	(382)
(Increase)/decrease in inventories	**(1,482)**	(1,213)	**-**	-
(Increase)/decrease in deferred tax asset	**13,319**	11,797	**11**	(11)
Increase/(decrease) in trade creditors and accrued expenses	**9,104**	(4,227)	**2,226**	383
Increase/(decrease) in deferred tax liability	**3,977**	(865)	**1,226**	(450)
Increase/(decrease) in current tax liabilities	**(4,417)**	433	**(3,958)**	(3,155)
Increase/(decrease) in other provisions	**(1,285)**	(2,042)	**-**	-
Increase/(decrease) in other liabilities	**428**	(3,680)	**-**	-
Increase/(decrease) in provision for employee entitlements	**8,105**	7,331	**-**	-
Net cash inflow from operating activities	**267,935**	247,208	**132,803**	103,876

(c) Non-cash financing and investing activities

The following non-cash financing and investing activities occurred during the year and are not reflected in the Statement of Cash Flows:

- Plant and equipment with an aggregate fair value of $278,000 (2006: $2,447,000) was acquired by means of finance leases and hire purchase agreements.

- 4,171,732 Sonic fully paid up ordinary shares were issued in satisfaction of ~US$41.1M of the purchase price for the minority interests in CPL.

- 4,780,000 (2006: 1,540,000) options over unissued Sonic shares were issued. The value ($4,791,000) of 2,000,000 (2006: Nil) of these options formed part of the cost of a business combination. 40,000 (2006: Nil) were Queensland X-Ray options, and the balance of 2,740,000 (2006: 1,540,000) were issued in relation to incentive arrangements, along with 30,750 (2006: 30,750) fully paid up ordinary shares. The value ($2,773,000) of 1,000,000 options issued on 13 August 2007 formed part of the cost of a business combination in the 2007 financial year.

- 6,939,630 IPN fully paid ordinary shares were issued in satisfaction of $1M of the purchase price for medical centres.

- 4,485,629 (2006: Nil) options over unissued IPN shares were issued. 1,000,000 of these were issued as part of a medical centre acquisition. The balance were in relation to incentive arrangements.

Note 43 Financial instruments

(a) Derivative financial instruments

Sonic Healthcare Limited and certain subsidiaries are parties to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in interest rates and foreign exchange rates.

Interest rate swap contracts – cash flow hedge
It is the Group's policy to protect part of the variable interest rate loans drawn under the Sonic senior debt facility and acquisition bridge debt facility (2007: $1,102,480,994; 2006: $711,461,000) from exposure to increasing interest rates. The Group's policy is to maintain a 5 year rolling hedge policy with minimum and maximum hedging levels set at 40% and 60% respectively, with a weighted average maturity of hedges in the 2.5 - 3 year range. Accordingly, the Group has entered into interest rate swap contracts under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contracts are settled on a net basis. Swap contracts are entered into in the currency of the underlying debt which are AUD, NZD, USD, EURO and GBP.

The contracts require settlement of net interest receivable or payable on a quarterly or half yearly basis depending on the funding period of the underlying debt. All interest rate swap contracts have settlement dates which coincide with the dates on which interest is payable on the underlying debt.

Swaps in place at balance date cover approximately 41% (2006: 44%) of the Sonic senior debt and acquisition bridge debt outstanding. The fixed interest rates range between 2.29% and 8.04% (2006: 2.29% to 6.59%). The variable interest rates range between 4.41% and 8.74% (2006: 3.67% and 8.02%).

At 30 June, the notional principal amounts and periods of expiry of interest rate swap contracts for the Group were as follows:

	2007 $'000	2006 $'000
Less than 1 year	75,849	77,693
1 – 2 years	92,336	81,281
2 – 3 years	106,186	52,002
3 – 4 years	105,945	52,600
4 – 5 years	71,802	51,165
	452,118	314,741

There was no ineffective portion of the swaps during either the current or previous financial year.

Interest rate caps – cash flow hedge

Following acquisition by Sonic, and the subsequent refinancing of its debt, the Schottdorf Group entered into hedging arrangements in the form of interest rate caps to protect part of its variable interest rate loans from exposure to increasing interest rates.

Interest rate caps at balance date cover 100% (2006: 74%) of the Euro denominated debt to which they specifically relate. The Euribor cap rates range between 3.0% and 4.0%, and during the financial year the cap rate was reached.

At 30 June 2007, the notional principal amounts and periods of expiry of interest rate caps were as follows:

	2007 $'000	2006 $'000
Less than 1 year	5,732	5,164
1 – 2 years	15,284	6,713
2 – 3 years	-	17,043
	21,016	28,920

In total 42% (2006:45%) of the Group's variable interest rate loan principals are hedged by the interest rate swap and interest rate cap contracts.

Note 43 Financial instruments (continued)

Hedge of net investments in foreign operations

Of the total bank loans of $1,123,447,000 (2006: $750,538,000), $1,072,497,000 (2006: $740,539,000) are denominated in NZD, USD, EURO and GBP as a hedge of the Group's net investment in operations in New Zealand, the United States, Germany and the United Kingdom. Gains or losses on retranslation of these borrowings are transferred to equity to offset any gains or losses on translation of the net investment in these operations.

(b) Interest rate risk exposures

The Group's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

	Notes	Fixed interest rate maturities							
		1 year or less	Over 1 and less than 2 years	Over 2 and less than 3 years	Over 3 and less than 4 years	Over 4 and less than 5 years	Over 5 years	Non interest bearing	Total
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
30 June 2007									
Assets									
Cash and deposits	42(a)	6,235	-	-	-	-	-	5,697	11,932
Trade debtors	9	-	-	-	-	-	-	190,209	190,209
Accrued revenue	9	-	-	-	-	-	-	21,812	21,812
Sundry debtors	9	-	-	-	-	-	-	25,971	25,971
Amounts owing from other entities	9,12	1,055	-	323	-	-	-	6,203	7,581
Other financial assets	13	-	-	-	-	-	-	6,931	6,931
Total assets		7,290	-	323	-	-	-	256,823	264,436
Weighted average interest rate		4.34%		7.06%				n/a	
Liabilities									
Trade and other creditors	19,25	-	-	-	-	-	-	158,356	158,356
Amounts owing to vendors	24,29	-	-	-	-	-	-	13,476	13,476
Other Loans	24	-	-	-	-	-	-	301	301
Lease and hire purchase liabilities	20,26	12,210	9,276	4,076	452	460	-	-	26,474
Interest rate swaps pay fixed		75,849	92,336	106,186	105,945	71,802	-	-	452,118
Total liabilities		88,059	101,612	110,262	106,397	72,262	-	172,133	650,725
Weighted average interest rate		4.94%	5.22%	5.12%	5.31%	5.18%		n/a	

	Notes	Fixed interest rate maturities							
		1 year or less	Over 1 and less than 2 years	Over 2 and less than 3 years	Over 3 and less than 4 years	Over 4 and less than 5 years	Over 5 years	Non interest bearing	Total
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
30 June 2006									
Assets									
Cash and deposits	42(a)	5,230	10,329	-	-	-	-	1,381	16,940
Trade debtors	9	-	-	-	-	-	-	152,697	152,697
Accrued revenue	9	-	-	-	-	-	-	15,958	15,958
Sundry debtors	9	-	-	-	-	-	-	18,629	18,629
Amounts owing from other entities	9,12	42	1,103	-	358	-	-	4,051	5,554
Other financial assets	13	-	-	-	-	-	-	8,068	8,068
Total assets		5,272	11,432	-	358	-	-	200,784	217,846
Weighted average interest rate		5.38%	6.87%		6.05%			n/a	
Liabilities									
Trade and other creditors	19,25	-	-	-	-	-	-	122,319	122,319
Amounts owing to vendors	24,29	-	-	-	-	-	-	10,056	10,056
Other Loans	24	-	-	-	-	-	-	317	317
Lease and hire purchase liabilities	20,26	14,683	12,936	10,410	4,820	151	-	-	43,000
Interest rate swaps pay fixed		77,693	81,281	52,002	52,600	51,165	-	-	314,741
Total liabilities		92,376	94,217	62,412	57,420	51,316	-	132,692	490,433
Weighted average interest rate		5.20%	4.91%	5.31%	5.31%	5.06%		n/a	

Note 43 Financial instruments (continued)

(b) Interest rate risk exposures (continued)

	Notes	Floating interest rate						
		1 year or less	**Over 1 and less than 2 years**	**Over 2 and less than 3 years**	**Over 3 and less than 4 years**	**Over 4 and less than 5 years**	**Over 5 years**	**Total**
30 June 2007								
Assets								
Cash and deposits	42(a)	24,027	-	-	-	-	-	24,027
Interest rate swaps receive floating		75,849	92,336	106,186	105,945	71,802	-	452,118
		99,876	92,336	106,186	105,945	71,802	-	476,145
Weighted average interest rate		5.79%	5.81%	5.85%	6.01%	5.87%		
Liabilities								
Loans	20, 26	443,584	30,053	1,910	672,449	-	-	1,147,996
Amounts owing to vendors	26	-	-	-	786	-	-	786
		443,584	30,053	1,910	673,235	-	-	1,148,782
Weighted average interest rate		5.21%	6.03%	5.28%	6.21%			

	Notes	Floating interest rate						
		1 year or less	**Over 1 and less than 2 years**	**Over 2 and less than 3 years**	**Over 3 and less than 4 years**	**Over 4 and less than 5 years**	**Over 5 years**	
30 June 2006								
Assets								
Cash and deposits	42(a)	51,216	-	-	-	-	-	51,216
Interest rate swaps receive floating		77,693	81,281	52,002	52,600	51,165	-	314,741
		128,909	81,281	52,002	52,600	51,165	-	365,957
Weighted average interest rate		5.41%	5.79%	5.97%	6.02%	5.61%		
Liabilities								
Loans	20, 26	10,829	13,328	30,920	-	711,461	-	766,538
Amounts owing to vendors	26	-	-	-	-	1,118	-	1,118
		10,829	13,328	30,920	-	712,579	-	767,656
Weighted average interest rate		4.29%	4.67%	5.05%		5.74%		

(c) Funding and liquidity risk

The Group is exposed to funding and liquidity risks including the risk that in refinancing its debt, the Group may be exposed to an increased credit spread (the credit spread is the margin that must be paid over the equivalent government or risk free rate or swap rate), and the risk of not being able to refinance debt obligations or meet other cash outflow obligations at reasonable cost when required.

The Group's strong cash flows and balance sheet are a major mitigator of this type of risk, along with the dynamics of the medical diagnostic services market. The Group seeks to further mitigate these risks by structuring its debt with a spread of maturities, maintaining relationships with a number of Australian and international banks, and keeping sufficient committed credit lines available for short to medium term needs (balanced against the cost of maintaining such lines).

(d) Net fair value of financial assets and liabilities

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the Group approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

For non-traded equity investments, the net fair value is determined using valuation techniques (Note 1(j)).

(e) Fair values

The carrying amounts of assets and liabilities on the Parent Company and consolidated balance sheets approximate their fair values.

Note 44 Events occurring after reporting date

Since the end of the financial year, the directors are not aware of any matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in the subsequent financial year other than as follows:

- On 31 July 2007 Sonic completed the acquisition of 100% of Sunrise Medical Laboratories, Inc. for a purchase price of ~US$148M plus up to US$20M under an earn-out arrangement which is based on above market revenue growth and maintenance of EBITDA margin in the year following settlement. The initial accounting for the acquisition has been determined only provisionally at the date of this report, given the recent settlement date. Sonic is still in the process of reviewing the acquisition balance sheet and identifying assets and liabilities not previously recorded, so as to determine the fair values of identifiable assets, liabilities, and contingent liabilities. Based on the provisional accounting the indicative fair value of net tangible assets acquired is ~US$7M, with a provisional goodwill value of ~US$161M.

- As described in Sonic's announcement to the market dated 2 August 2007, Sonic has reached agreement to acquire all of the outstanding equity held by minority interests in its German laboratory business for ~€80M. On 15 August 2007, Sonic moved to 67.9% ownership, and is expected to reach 100% ownership once a reorganisation of the legal structure of the business, which requires certain third party approvals, is completed.

- On 13 August 2007, Sonic issued 1,500,000 options over unissued ordinary shares and announced its intention to issue a further 1,000,000 options with an exercise price of $14.16 (refer Note 39 – Share based payments).

- On 22 August 2007, Sonic's directors declared a final dividend for 2007 of 29 cents per ordinary share which was paid on 20 September 2007. Sonic's dividend reinvestment plan remained suspended for this dividend and until further notice.

- On 30 August 2007, Sonic issued 28,169,015 fully paid ordinary shares at $14.20 per share to investors as a result of an underwritten placement undertaken on 23 August 2007.

- On 14 September 2007, Sonic completed the transaction to acquire 100% of the Bioscientia Healthcare Group (based in Ingelheim, Germany) for a purchase price based on an enterprise value of ~€190M, including 116,674 Sonic ordinary shares. Given this acquisition only recently settled, the process of determining the fair value of identifiable assets, liabilities and contingent liabilities, and the amount of goodwill arising from the acquisition has only just commenced.

Directors' declaration

For the year ended 30 June 2007

In the directors' opinion:

(a) the financial statements and Notes set out on pages 29 to 108 are in accordance with the *Corporations Act 2001*, including:
  (i) complying with Accounting Standards, the *Corporation Regulations 2001* and other mandatory professional reporting requirements; and
  (ii) giving a true and fair view of the Parent Company's and Group's financial position as at 30 June 2007 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Parent Company will be able to pay its debts as and when they become due and payable; and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 32 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 32.

The directors have been given the declarations by the Managing Director and Finance Director required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.



Dr C.S. Goldschmidt
Managing Director



C.D. Wilks
Director

Sydney
28 September 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of Sonic Healthcare Limited

Report on the financial report

We have audited the accompanying financial report of Sonic Healthcare Limited (the company), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Sonic Healthcare Limited and the Sonic Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Matters relating to the electronic presentation of the audited financial report

This audit report relates to the financial report of Sonic Healthcare Limited for the financial year ended 30 June 2007 included on the Sonic Healthcare Limited's web site. The company's directors are responsible for the integrity of the Sonic Healthcare Limited's web site. We have not been engaged to report on the integrity of this web site. The audit report refers only to the financial report identified above. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report to confirm the information included in the audited financial report presented on this web site.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion

In our opinion:

(a) the financial report of Sonic Healthcare Limited is in accordance with the *Corporations Act 2001*, including:

 (i) giving a true and fair view of company and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

 (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

PricewaterhouseCoopers

B K Hunter
Partner

Sydney
28 September 2007

Shareholders' information

1. Information relating to shareholders

(a) Distribution schedule as at 20 September 2007

	No. of holders ordinary shares
1 – 1,000	10,186
1,001 – 5,000	9,545
5,001 – 10,000	959
10,001 – 100,000	684
100,001 and over	134
	21,508
Voting rights – on a show of hands	1/member
– on a poll	1/share
Percentage of total holding held by the twenty largest holders	79.12%
Number of holders holding less than a marketable parcel	150

(b) Substantial shareholders as at 20 September 2007

The company has received substantial shareholding notices to 20 September 2007 in respect of the following holdings:

	No. of securities	Percentage held
UBS Nominees Pty Limited and its related bodies corporate	24,757,908	7.54%
Commonwealth Bank of Australia and its subsidiaries	18,901,631	5.75%
Lazard Asset Management Pacific Co	18,768,374	5.71%
Jardvan Pty Limited	18,458,704	5.62%
National Australia Bank Limited Group	18,066,449	5.50%
The Capital Group Companies, Inc.	16,507,996	5.02%

(c) Names of the twenty largest holders of equity securities as at 20 September 2007

	No. of securities	Percentage held
HSBC Custody Nominees (Australia) Limited	54,863,447	16.70%
J P Morgan Nominees Australia Limited	50,388,754	15.34%
National Nominees Limited	48,451,835	14.75%
Citicorp Nominees Pty Limited	28,523,274	8.68%
Jardvan Pty Limited	18,458,704	5.62%
ANZ Nominees Limited	13,550,647	4.12%
Cogent Nominees Pty Limited	12,152,447	3.70%
Tasman Asset Management Limited	4,380,697	1.33%
Queensland Investment Corporation	3,945,106	1.20%
AMP Life Limited	3,833,334	1.17%
Polly Pty Limited	3,816,646	1.16%
Suncorp Custodian Services Pty Ltd	3,397,951	1.03%
PSS Board	3,158,462	0.96%
Invia Custodian Pty Limited	1,811,046	0.55%
Robert Connor Family Ltd	1,597,088	0.49%
RBC Dexia Investor Services Australia Nominees Pty Limited	1,587,527	0.48%
UBS Nominees Pty Ltd	1,582,641	0.48%
Quintal Pty Ltd	1,500,357	0.46%
Bond Street Custodians Limited	1,499,221	0.46%
UBS Private Clients Australia Nominees Pty Ltd	1,435,685	0.44%
	259,934,869	**79.12%**

Shareholders' information

2. Unquoted equity securities as at 20 September 2007

	No. on issue	No. of holders
Options over unissued ordinary shares (Refer Note 39)	14,640,500	89

3. Securities subject to voluntary escrow

	No. on issue	Date escrow period ends
As at the date of this report the following securities were subject to voluntary escrow:		
Ordinary shares	4,171,732	28 January, 2008

The above securities were issued as part consideration for the acquisition of the minority interests in CPL.

4. Share Registry

Computershare Investor Services Pty Limited
Registered address: Level 5, 115 Grenfell Street, Adelaide, SA 5000
Postal address: GPO Box 1903, Adelaide, SA 5001

Enquiries within Australia: 1300 556 161
Enquiries outside Australia: +61 3 9415 4000
Investor enquiries facsimile: +61 8 8236 2305
Email: web.queries@computershare.com.au

Shareholders with enquiries should email, telephone or write to the Share Registry.

Separate shareholdings may be consolidated by advising the Share Registry in writing or by completing a Request to Consolidate Holdings form which can be found online at the above website.

Change of address should be notified to the Share Registry by telephone or in writing without delay. Shareholders who are broker sponsored on the CHESS sub-register must notify their sponsoring broker of a change of address.

Direct payment of dividends into a nominated account may be arranged with the Share Registry. Shareholders are encouraged to use this option by completing a payment instruction form online or advising the Share Registry in writing with particulars.

The Annual Report is produced for your information. However, should you receive more than one or wish to be removed from the mailing list for the Annual Report, please advise the Share Registry. You will continue to receive any Notices of Meetings and Proxy Forms.

Supporting the environment through eTree

Sonic Healthcare Limited is a participating member of eTree and proud to support this environmental scheme encouraging security holders to register to access all their communications electronically. Our partnership with eTree is an ongoing commitment to driving sustainable initiatives that help security holders contribute to a greener future.

For every email address registered at www.eTree.com.au/sonichealthcare, a donation of $1 is made to Landcare Australia. With your support of the eTree project, Sonic Healthcare has decreased its annual report and print production by ~10%. The result, in conjunction with Landcare Australia, is thousands of new trees being planted in reforestation projects around Australia and New Zealand. Furthermore, the ongoing benefits of this initiative include a reduction in energy and water resources associated with paper production.

We also encourage you to visit eTree if your email address has changed and you need to update it. For every updated registration, $1 will be donated to Landcare Australia. To register, you will need your Security Holder Reference Number (SRN) or Holder Identification Number (HIN).

5. Annual General Meeting

The Annual General Meeting will be held at The Heritage Ballroom, The Westin Sydney, 1 Martin Place, Sydney at 10.00am on Friday 30th November 2007.